WILSON
BANK HOLDING CO.

Connected

to our customers, our community and to each other

2022
YEAR IN REVIEW

inside

Inside

AND MORE

Wilson Bank & Trust remains focused on serving our communities. We're local. We're independent. The people who make decisions and help you at the window are your neighbors and friends. As your local, independent bank, Wilson Bank & Trust takes a personal approach to business by providing customized banking solutions while staying committed to helping our communities prosper.

by the numbers

Wilson Bank Holding Company is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Wilson Bank & Trust (the "Bank"). The Bank is a commercial bank headquartered in Lebanon, Tennessee. The Bank provides a full range of banking services in its primary market areas of Wilson, Davidson, Rutherford, Trousdale, Sumner, DeKalb, Smith, Williamson and Putnam counties, Tennessee.

31 locations | **580+** employees | **10** counties

WILSON
BANK HOLDING CO.

Connected

2022 ANNUAL REPORT







On the Cover

Nearly 200 WBT employees and their families joined Habitat for Humanity of Wilson County to build a home for a local resident. The build spanned over three weekends and 10 local restaurants even joined this community effort by donating meals each day for the volunteers.

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 **Member FDIC**

WILSON BANK HOLDING COMPANY **1**

To Our Shareholders

As we reflect on the previous year, we are proud to say that even through the fluctuation of economic conditions, your bank remained consistent and true to its mission of serving our customers and communities first. Our dedication to supporting local businesses and reinvesting in those economies was a key element of our success. We often remind ourselves of Wilson Bank & Trust's humble beginnings, rooted in the shared belief that banking could mean more than checking accounts and loans. We are a business built on purpose, not products.



John McDearman, left and John Foster

Continual investment in technology is always a priority for the bank but our ability to connect competitive banking products with personalized service for our customers is what sets us apart. It is our belief that community banks like ours continue to persist and thrive because of our people and their attention to service standards. Key elements of banking like compassion and perspective are human touches which cannot be replaced by technology. We strive to ensure that our customers have access to innovative products and services without losing sight of the value of relationships, which leads to established trust within our communities. Simply put, community banks do something technology cannot – relate.

In celebration of our 35th year of service, we kicked off the year by formalizing our employee-led initiative, the We Believe Together program. The mission of this program is to ensure that our employees feel empowered and encouraged to be involved with local organizations of their choosing. In celebration of our anniversary, employees from nine counties came together in partnership with Habitat for Humanity of Wilson County to build a bank-sponsored home for a local resident.

In May, we announced the official grand opening of Encompass Home Lending. This newly formed entity in partnership between Wilson Bank & Trust and local residential home builders, Celebration Homes and Willow Branch Homes, offers home loans to over 27 residential communities across Middle Tennessee.

We were pleased to see signature bank events like the Southern Home & Garden Expo, local fair participation and Oktoberfest return to pre-pandemic norms. Each event brought record breaking attendance and above all, gave us the opportunity to spend quality time with teammates and customers from all of our markets.

Another highlight of 2022 was being named a Top Workplace by the Tennessean. This honor just further solidified what we already believe, our bank is led by the best workforce in banking and beyond. With the continued growth of our employees in mind, we doubled down on our commitment to professional development by allocating more resources to nurture and cultivate the talent within our teams and allow space to build a career with WBT. Our people worked diligently throughout the year to identify and create efficiencies in an effort to enhance our customer experience and ease of doing business. In addition, several operational teams joined forces to refine many of our products ensuring that our services continue to meet the needs of our customers.

Growth into other markets within our state has always been part of the bank's future plans but we know timing and finding the right people to lead those efforts is critical in deciding to take the leap. In 2022, the leadership of the bank was presented with the opportunity to enter the Chattanooga market with a seasoned group of local bankers in a position to lead a loan production office focused on commercial banking. These three veteran bankers come to WBT with decades

of banking experience and we are confident in their ability to lead our growth efforts in this market.

While we know some economic challenges lie ahead, we are optimistic about the days and years to come for WBT. Together, we will work to show our customers and shareholders that we are here for you even when times are tough. It's our intent to continue to step forward in advancing and enriching the communities in which we live, work and play. Community banking means shared perspective because we travel the same roads you do, have known you for years, and appreciate all you're trying to accomplish at every stage of life. Thank you for allowing us the opportunity to serve you for the last 35 years and we look forward to many more to come.

Sincerely.



John C. McDearman, III
President/CEO
Wilson Bank Holding Company

John Foster
President
Wilson Bank & Trust



SHAREHOLDER SPOTLIGHT:
THE MITCHELL FAMILY



Cleaning Up

Mitchell Brothers Partner With WBT to Sustain a Business Where 'All are Welcome'.

You'll never see people from so many different walks of life chitchatting about the things coming to Lebanon. It really made me realize this was so much bigger than just business.

Wade Mitchell
PARTNER, QUIK WASH

WhenWade Mitchell and his wife, Camille, moved to Louisville, Kentucky, in 2014, they left one very important thing at home in Lebanon – their banking. While they knew they would eventually move back home to Wilson County, the decision to keep their accounts with Wilson Bank & Trust (WBT) stems primarily from the Mitchell family's deeply rooted relationship with the bank.

"We had no interest in ever leaving Wilson Bank," Wade explained. "We have so many relationships and connections with the bank. The people we've grown up with work there now, and Lebanon is so near and dear to our hearts."

Wade felt that, by continuing to bank with WBT, he could continue to support his hometown, even if he was nearly 200 miles away. For him, it is not just a financial institution – it is a part of his upbringing.

Since he was born, Wade, along with his brother Cale, and his cousins Griffin, Ford, and Owen, have all received the same gift from their grandfather, Bobby Griffin – Wilson Bank shares. Whether it's a wedding or a birth, Christmas or a birthday, Grandad is steadfast in his choice of gift. It's never excessive – just enough to express his affection while teaching his grandchildren about the stock market.

As Wilson County natives, the Mitchell family knew the bank's founders personally. When Wilson Bank made its first stock offering in 1987, Grandad purchased shares, as did Dorie and Tim Mitchell, Wade and Cale's parents.

"We always thought it would be a worthwhile investment because of the local tie. I knew the people. I had relationships with them. I felt good about the decision makers running the bank," Dorie explained. "I've always been very community-minded, so I felt very connected because of its community focus."

To say she's community-minded is a bit of an understatement. In 2001, Dorie was selected for Leadership Wilson, a community leadership development program that serves to identify, train, and motivate individual citizens in community leadership. She has been the program's Executive Director since 2007. Dorie is also a licensed Realtor. She and her business partner DeAnna Dodd own Dorie and DeAnna Demo and Design, a home purchasing and restoration company. WBT has been an important partner in their endeavors.



Dorie Mitchell holding her grandson, Camp and granddaughters, left to right, Crew and Cross at the family's Quik Wash in Lebanon.

"I can't imagine doing this through another bank."

When Wade and Cale, along with their wives Camille and Caroline, started to flex their own entrepreneurial muscles, they too turned to WBT. "Wilson Bank & Trust is all we've ever known. Our entire family uses it, always have," said Cale. The ability to work with people that knew their family has helped make it happen.

Wade got the idea of opening a laundromat while living in Louisville. He learned that laundromats are essential to the communities in which they operate. So, when he moved back to Lebanon, he teamed up with Cale and looked around for a laundry business to purchase. He got to know the owner of Quik Wash, and soon after, the owner was in a position to sell it.

After buying the laundromat, the brothers quickly recognized that the laundry business is about connecting with others in a safe and welcoming space. This became apparent to Wade one day when he overheard a conversation at Quik Wash. A prominent business owner, an electrician, and a neighbor who had fallen on hard times were all engaging in a meaningful discussion about Lebanon's growth – as equals.

"You'll never see people from so many different walks of life chit-chatting about the things coming to Lebanon," Wade said. "It really made me realize this was so much bigger than just a business."

Wade, Cale, Camille, and Caroline are committed to ensuring Quik Wash remains a safe, comfortable place where all are welcome, and they do it, not only with the help of WBT, but their entire family, as well. "We come from a family that works hard," said Cale. "We taught ourselves how to do repairs and are fortunate to have relationships with local experts to help with larger projects. We've learned a lot since becoming business owners. It has made us adaptable." Every member of the Mitchell clan lends a hand, whether it is cleaning, maintaining, and repairing equipment, managing the bulk laundry drop-off service, or helping look after Wade's three young children. Tim can be found at the laundromat every evening and on weekends. As they say, it takes a village, and in this case, that village includes WBT.

"We knew having WBT as a partner in building this business would add strength to it from the local perspective," Wade said. "While doing business in the bank, the customer service has been fantastic. It's been great to see their level of commitment. It's always, 'How are you guys doing? Anything we can do? Has everything worked out?' I can't imagine doing this through another bank."

As with any small business, Wade and Cale experience a great deal of ups and downs, challenges and successes, but they and their family members are fueled by the positive impact that this business has made on the community they love.



Standing left to right: Cale and Caroline Mitchell, Wade and Camille Mitchell and their three children; Cross (4), twins Camp and Crew(2)







Connect Through Compassion

Comfort Connections, a Williamson County based non-profit organization, is on a mission to connect therapy comfort dogs with individuals working to heal after dealing with traumatic experiences. Jeanene Hupy, its founder, was inspired to establish this organization after working with students impacted by the tragic shooting at Sandy Hook Elementary. It was in this moment, Hupy was inspired to create a non-profit organization on a mission to provide a new approach to compassion and comfort to those in need.

"In the aftermath of a tragedy, often times students and adults do not possess the skillset needed to continue comforting one another after support organizations have moved on to the next crisis," said Jeanene Hupy. "Our goal at Comfort Connections is to help individuals re-learn the skill of comfort. Some of the greatest instructors of compassion and comfort are dogs. It's no secret that dogs have been used as therapy comfort animals for years. Studies have shown that simply petting a dog has tangible evidence to reduce high blood pressure, reduce stress, increase socialization skills, and improve self-esteem. Dogs are accepting, with no criticism, and they truly enjoy interacting with people. Animals can sometimes understand and fill a need in ways that humans cannot."

As a part of the bank's "We Believe Together" initiative, the Cool Spring office partnered with Comfort Connections to help bring awareness to this organization and its powerful mission. Throughout the year, WBT and Comfort Connections worked together to provide opportunities to cultivate a culture of acceptance, inclusion, and comfort within their community. From visits to the local county fair, to "Hot Dog Day" and "Howl-O-Ween", these two teams found various opportunities to spread awareness about this incredible cause. Throughout the year, the comfort dogs made visits to the Cool Springs office to spread happiness, comfort, and care through love and acceptance.





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WBT's Commitment to Preventing Cybercrime



"It's important that our customers understand the level of sophistication these cybercriminals have when gaining access to personal information. It only takes one moment of vulnerability to have a significant financial impact. We help educate our customers and mitigate risk on their behalf."

Elvis Huff

VICE PRESIDENT -
INFORMATION SECURITY DIRECTOR

Technology adds so much convenience to our lives on a daily basis and we often take it for granted. While the banking industry has seen a number of technology advances making our lives more convenient, some of these advancements have also given cyber criminals more outlets than ever before to deceive and steal personal information from consumers. In order to better protect our customers from fraud and help mitigate breaches, Wilson Bank & Trust has assembled an experienced team of professionals specifically dedicated to working around the clock to protect the bank and its customers from fraud, scams, and other cybercrimes.

The WBT Security team consists of four full-time fraud specialists including two Fraud Investigators and two Fraud Analysts. In 2022, the WBT Security team worked over 750 fraud cases which prevented an estimated $8 million in potential customer losses. Over 43% of these cases involved a check (either cashed or deposited). The largest channel for customer exposure is currently wire fraud. Wire fraud accounted for more than $6.5 million in potential customer losses in 2022 that we were able to avoid due to the processes and procedures we have put in place to combat cybercrime.

Two WBT Customer Fraud Prevention Examples:

#1: Wilson Bank & Trust received notification of multiple counterfeit checks attempting to clear the business checking account. Due to the quick action of the WBT Security team, they were able to prevent the checks from clearing the account. In response, the WBT Security team and the WBT Treasury Management Department worked together to setup a new service to help prevent fraud—the Positive Pay Service. Since the inception of this service, nearly 60 fraudulent checks have been stopped worth approximately $245,000. No WBT customer has experienced loss at this time through the Positive Pay Service.

#2: The Security team was reviewing an alert from a wire transfer that was being sent through a well-established business customer. After further investigation, the team established the request was fraudulent and contacted the business, discovering that an email had been compromised when wire instructions were sent. We were able to avoid customer loses and recover the funds due to processes and procedures we put in place to combat cybercrime.

Cybercrime by the Numbers*

$6.9B

Around $6.9 Billion was lost in the United States in 2022 due to cybercrime.



TOP 3 SCAMS (NATION-WIDE):

1. Business email compromise
2. Investment scams
3. Romance scams



Losses of $12.6M

There were 144 victims of business email scams in Davidson, Rutherford, Sumner, Williamson, and Wilson Counties in 2022. The total losses amounted to $12.6 million.

Scams on the rise from 2022:

- Remote Access
- Romance Scams
- Wire Fraud
- Cryptocurrency Scam
- Postage Theft



To learn more about how to prevent fraud, visit **wbtsecurityblog.com.**

*According to the 2021 FBI IC3 Report

Bringing
THE
Best
TO Chattanooga



Why Chattanooga?

We believe Chattanooga is a solid growth market in the state that continues to see increases in population due to the healthy economic and business climate. In addition, most of the major banking competitors in Chattanooga are banks we already compete with in other markets, so we like our chances of seeing success in this market.

One of the components for future growth for Wilson Bank & Trust has always been expansion into other markets within our state but timing and hiring the right people are key factors any time we consider taking the next step. With recent disruption in the banking industry related to mergers and acquisitions and an increase in availability of quality bankers looking to continue their careers with local institutions, 2022 provided the bank an opportunity to enter the Chattanooga market with a commercial lending presence.

Kathryn Gann, Ami Ingle and Alise O'Brien are three veteran Chattanooga bankers who joined the WBT team to represent our brand in this new market. With nearly 20 years of experience in the banking industry, Kathryn Gann was hired as Vice President and Commercial Lender. Gann moved to Chattanooga more than 10 years ago and resides in Georgetown with her husband. Joining her, Ami Ingle will serve as Assistant Vice President and Small Business Lender. Ingle brings more than 15 years of experience in the banking industry, serving in various roles including bank teller, treasury sales and lending. She attended Chattanooga State and currently resides in Chattanooga. Lastly, Alise O'Brien rounds out the team as the Portfolio Manager. O'Brien has more than 25 years working in the banking industry and has served as a commercial lending assistant for 20 of those years. She is a graduate of UT Chattanooga and resides with her husband and daughter in Chattanooga.

"We've worked with an expanding list of loan clients in Hamilton County for many years, and it was clear that our brand would be a great fit to expand into Chattanooga when the right opportunity came along," CEO John McDearman said. "We're excited not only to start serving new loan customers and building new relationships, but also to get involved and make a real difference in the community, which is a big part of our mission anytime we grow."



Left to right;
Ami Ingle,
Alise O'Brien and
Kathryn Gann

Leave a Legacy that Goes Beyond Money

Share Something of Significance and Pass on so Much More than Money.

Heidi King Named Woman of Distinction award winner

"The Women of Distinction award recognizes women advisors affiliated with Raymond James as we celebrate extraordinary women doing extraordinary work within the financial planning profession and in the community," said Renée Baker, head of Advisor Inclusion Networks at Raymond James. "This is an opportunity for the firm's leadership and the Women Financial Advisors Network to recognize the efforts of women and celebrate their successes in a genuine way."

Heidi King, CPFA, AAMSTM

Financial Advisor
Raymond James Financial
Services, Inc.

Telling the story behind your passions, you can leave a true sense of yourself that allows your family to better value and understand you.

Everyone leaves behind a unique legacy. For some, it's meaningful to pass down something tangible – an item or heirloom. For other people, contributing to a cause that's close to their heart is what matters most. Regardless of your priorities, sharing your life's passions with your loved ones is one of the finest ways to create a legacy that lives on.

Igniting that Spark of Connection

Our lives are complex and multilayered. Connect the dots with those you cherish by sharing the many aspects that make you who you are – your professional life, creative side, civic contributions, values and family history.

Passing on a meaningful legacy improves your family ties across generations. Your children and grandchildren undoubtedly want to feel a spark of connection with you and your life experiences, so take the opportunity today to share your interests with those close to you. In telling the story behind your passions, you can leave a true sense of yourself that allows your family to better value and understand you.

Your Legacy Starts Today

Imparting your passions requires some thought and planning. But, starting today, you can leave your mark.

Your passions may run the gamut – doubles tennis, skiing, fine art, jewelry collecting, repairing antique cars and so on. Involve your family in the daily activities, the quiet moments where you explain how a tool works or why you enjoy a hard-fought match even if you don't win. Consistently sharing your pastimes with your family can positively influence how they think about you. Your loved ones will come to appreciate your pursuits as they experience your excitement and passion. This may even leave them with a lasting desire to follow in your footsteps.

Talking about what matters to you most likely comes naturally because it's incorporated into your everyday life. Continue telling people about the things that bring you true fulfillment, but also consider writing about them and why they're important to you. A memoir or written record can be kept, stored and passed down through the generations.

To pass down your interests in a way that celebrates your life, it will take thoughtfulness, creativity and organization. The investment will be worth it to ensure your legacy is so much more than the things you'll leave behind. You have the power to leave people with warm memories and a glimpse into your life's true spirit.

Next Steps

- Share your passions, interests and stories with those closest to you.

- Consider the most important parts of your legacy and who you'd like to share them with.

- Speak with your financial advisor about how to gift assets that align with your legacy.





WILSON Bank & Trust
INVESTMENT SERVICES
RAYMOND JAMES

Speak with an advisor
(615) 443-6509

COMMERCIAL BUSINESS SPOTLIGHT

We're Independent, Local and Right by Your Side.

Dr. Jonathan Cornelius, current President of Middle Tennessee's Hughston Clinic Orthopedics, wasn't looking to lead a healthcare practice when the opportunity came along but his innovative approach to surgical practices coupled with a trusted network of peers and patients, made him the obvious choice to help grow the business to what it is today.

"People shouldn't need to travel an hour or more to have access to quality healthcare services," said Cornelius. "I firmly believe a critical piece of being a local healthcare provider means creating the opportunity for the community to receive the same access to cutting edge technology and solutions without sacrificing convenience. Interacting with patients who care as much about this community as we do allows us the opportunity to create more meaningful relationships along the way."

Meaningful relationships are exactly what led Dr. Cornelius to seek a partnership with Wilson Bank & Trust. Like so many local businesses, the uncertainty of the pandemic shed new light on who was really there for locally operated businesses when times got hard. The pandemic brought a drastic halt to many healthcare operations, chief among those being surgical procedures.

"Elective surgeries were cancelled, and no one knew when surgeons would be allowed back into the hospital's operating rooms," said Cornelius. "Providers were stretched to the limit while trying to reassure patients their hopes for necessary treatments weren't lost."

At the time, Cornelius had a pre-existing banking relationship with another financial institution and quickly learned the value of picking up the phone and knowing someone would be on the other end of the line, willing to provide solutions. It was his relationships within the local business community that helped change the narrative of this business from moments of doubt to encouragement for the future.

"I met John McDearman when I first came to Lebanon and was familiar with Wilson Bank & Trust but wasn't looking to move our banking relationship at the time," said Cornelius. "But when I was looking for answers and I needed a partner I could rely on to answer the phone and find solutions, John was there with options which helped bridge the gap of uncertain times and get us where we are today. It started with one business transaction and led to a full-service business banking relationship in the end. He introduced me to a team of people at the bank who made the transition easy."

Today, Hughston Clinic Orthopedics operates nine offices across Middle Tennessee, including 23 physicians and a surgery center in its early stages of development.

Dr. Cornelius is board certified with the American Board of Orthopedic Surgery and was the first surgeon in Tennessee to adopt the robotic joint replacement of the knee and hip starting in 2011. In addition to joint replacement of the knee, hip and shoulder, he also treats a variety of sports medicine and trauma conditions. He is a team sports medicine physician for Wilson County Schools and currently operates at Vanderbilt Wilson County Hospital and Summit Hospital.



> *I firmly believe a critical piece of being a local healthcare provider means creating the opportunity for the community to receive the same access to cutting edge technology and solutions without sacrificing convenience.*

Dr. Jonathan Cornelius
PRESIDENT OF MIDDLE TENNESSEE'S
HUGHSTON CLINIC ORTHOPEDICS





Our Communities





Where we Live and Work are the Heartbeat of Our Business.





Making an impact on the communities where we live and work has been a fundamental component of Wilson Bank & Trust's identity since the beginning. From supporting local organizations through sponsorships and donations, to providing every employee with the opportunity to give back to their community in the way that's most meaningful to them, our ultimate goal is to make our local neighborhoods stronger than they were before we entered their market.

In 2022, $590,338 was invested into various nonprofit and community organizations through sponsorships and donations while nearly $150,000 was contributed to local schools and sports teams. Through continuous partnership with local organizations, we hope to help provide meaningful solutions and create better quality of life for all of our communities.

Wilson Bank Holding Company

The 2022 Financials

Wilson Bank Holding Company Reports

RECORD HIGH NET INCOME

And

RECORD HIGH ASSETS



A record year in net income was the result of an overall growing market in Middle Tennessee that led to record loan growth and robust deposit growth that resulted in an overall increase in net interest margin.

Wilson Bank reported record high net income of $53.0 million for the year ended December 31, 2022 compared to $49.4 million for the same period in 2021. Diluted earnings per share for the twelve month period ended December 31, 2022 was $4.65 compared to $4.43 for the same period in 2021.

Net interest income before the provision for credit losses was $141.4 million for the twelve months ending December 31, 2022 compared to $118.2 million for the year ended 2021. This increase was the result of a $27.7 million, or 21.3%, increase in interest income and an increase of $4.5 million, or 38.6%, in total interest expense. The net interest margin was 3.70% in 2022 as compared to 3.44% for 2021. The net interest margin was positively impacted by the Federal Reserve's move to increase the federal funds rate from .25% to 4.50% during 2022 and record loan growth for the period.

The 2022 provision for credit losses was $8,656,000, an increase of $7,513,000 from the provision in 2021. The increase in the provision in 2022 was largely attributable to an increase in the volume of loans originated during the period.

Non-interest income for the twelve months ended December 31, 2022 was $27.4 million compared to $32.9 million for the same period in 2021. Included in this decrease is a decrease in fees and gains on sales of mortgage loans due to the rising rate environment which contributed to weakened demand for purchase money mortgage loans and refinancing transactions, offset in part by gains in our mortgage hedging activities. Also negatively impacting non-interest income in 2022 was a loss we recognized on the sale of lower yielding securities due to management's decision to sell securities due to the rising rate environment to restructure a portion of the securities portfolio into higher yielding securities in an effort to increase net interest margin in future periods. These decreases were offset in part by an increase in service charges on deposit accounts. We also saw an increase in debit and credit card interchange income due to an increase in the number and volume of debit card and credit card holders and transactions. Brokerage income increased due to the opening of new investment accounts as well as growth in assets under management, which can be attributed to marketing efforts and overall population growth of the middle Tennessee markets. In addition, the increase in interest rates has increased customers' interest in opportunities to capitalize on products and services provided.



NET INCOME

7.32% INCREASE



NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES

19.63% INCREASE

Balance Sheet

Wilson Bank reported total assets of $4.3 billion at December 31, 2022 compared to $4.0 billion at December 31, 2021, an increase of $296.1 million, or 7.4%.

At December 31, 2022 securities were $822.8 million, a decrease of 8.3% from $897.6 million at December 31, 2021. The decrease in securities was due to an increase in interest rates that caused the fair market value of our securities portfolio to decline, partially offset by the purchase of new securities.

Loans, net of allowance for credit losses, totaled $3.1 billion at December 31, 2022, a $669.5 million, or 27.4%, increase compared to December 31, 2021. This increase resulted from an overall increase in loan demand across all loan segments, primarily driven by a robust local housing, construction and commercial real estate market.

The allowance for credit losses increased to $39.8 million in 2022 compared to $39.6 million in 2021. On January 1, 2022, we adopted FASB ASU 2016-13, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our loan portfolio. This resulted in a downward adjustment to the opening balance of the allowance for credit losses of $7.6 million, which during 2022 was offset by an increased provision expense principally due to loan growth. The allowance for credit losses was 1.26% of outstanding loans at December 31, 2022.

Total deposits were $3.9 billion at December 31, 2022 compared to $3.6 billion at December 31, 2021, representing growth of $337.6 million, or 9.5% during 2022. Deposit growth is primarily attributable to growth in market share which resulted in the opening of new accounts.



Lisa Pominski
EVP-CHIEF FINANCIAL OFFICER

As the CFO of WBT, my staff and I strive on a daily basis to live out the Bank's core values which are customer focus, community centric, faith, integrity, teamwork and success. One of the many ways we measure success is through financial performance and the return that we provide to our shareholders. 2022 was an exceptional year of maximizing earnings and shareholder return as the bank reported its highest net income in its history reflecting record loan growth and strong deposit growth from deepening existing customer relationships and the expansion into new markets.

TOTAL ASSETS



$4.5b
$4.0b
$3.5b
$3.0b
$2.5b
$2.0b
$1.5b
$1.0b
$0.5b
0

2022   2021

7.42%
Increase
in Assets

TOTAL LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES



$3.6b
$3.2b
$2.8b
$2.4b
$2.0b
$1.6b
$1.2b
$0.8b
$0.4b
0

2022   2021

27.39%
Increase
in Loans

Capital

13.5%
Total Capital to Risk Weighted Assets

8.41%
Equity to Assets

14.36%
Return on Average Equity

Shareholders' equity totaled $360.5 million at December 31, 2022 compared to $413.7 million at December 31, 2021, a decrease of $53.3 million or 12.9%. The decrease in shareholders equity includes an increase in net unrealized losses on available-for-sale securities, net of taxes, and dividends paid on the Company's common stock, partially offset by net earnings, the issuance of stock pursuant to the Company's Dividend Reinvestment Plan, and the exercise of stock options. Return on average shareholder's equity for 2022 was 14.36%, total capital to risk weighted assets was 13.5%, and the equity to assets ratio was 8.41%.

$360.5 MILLION
Shareholder's Equity

Holding Company & Stock Information

Wilson Bank Holding Company Directors

H. Elmer Richerson, Chairman; James Anthony Patton; James F. Comer; J. Randall Clemons; Jack W. Bell; William P. Jordan; John C. McDearman III; Clinton M. Swain; Michael G. Maynard; and Deborah Varallo.

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 22, 2023 was 4,674. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's common stock during the years 2021 and 2022.

On January 1, 2021, a $.60 per share cash dividend was declared and on July 1, 2021, a $.75 per share cash dividend was declared and paid to shareholders of record on those dates. On January 1, 2022, a $.75 per share cash dividend was declared, on April 11, 2022, a $.35 per share cash dividend was declared, and on July 1, 2022, a $0.75 per share cash dividend was declared and thereafter paid to shareholders of record as of those dates. Future dividends will be dependent upon the Company's profitability, its capital needs, overall financial condition and economic and regulatory considerations.

Stock Prices

2021	High	Low
First Quarter	$ 59.80	$ 58.75
Second Quarter	$ 60.95	$ 59.80
Third Quarter	$ 62.10	$ 60.95
Fourth Quarter	$ 63.25	$ 62.10

2022	High	Low
First Quarter	$ 64.40	$ 63.25
Second Quarter	$ 65.55	$ 63.25 *
Third Quarter	$ 70.00 **	$ 65.55
Fourth Quarter	$ 67.85	$ 65.55 *

* Represents one transaction of 712 shares during the second quarter of 2022 and one transaction of 500 shares during the fourth quarter of 2022 of which the Company is aware where the sale price was at least $1.15 lower than any other trade during the quarter. The volume weighted average stock price during the second quarter of 2022 was $64.44 and the volume weighted average stock price during the fourth quarter of 2022 was $67.36.

**Represents one transaction of 2,429 shares during the third quarter of 2022 of which the Company is aware where the sale price was at least $3.30 higher than any other trade during the quarter. The volume weighted average stock price during the third quarter of 2022 was $66.14.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders of Wilson Bank Holding Company will be held on Tuesday, April 25, 2023 at 6:00 p.m. (CDT) at the Clemons-Richerson Operations Center, located at 105 North Castle Heights Avenue, Lebanon, TN 37087.

For further information concerning Wilson Bank Holding Company or Wilson Bank & Trust, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Lisa Pominski, CFO, Wilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615) 443-6612.

Wilson Bank Holding Company Five Year Performance Index

The graph to the right compares the percentage change in the unaudited total return on the Wilson Bank Holding Company's common stock against the cumulative total return of the NASDAQ Composite Index and the KBW NASDAQ Bank Index between December 31, 2017 and December 31, 2022. The graph assumes the value of the investment in Wilson Bank Holding Company's common stock and each index was $100 at December 31, 2017 and that all dividends were reinvested.



			Period Ending			
Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Wilson Bank Holding Company	100.00	113.35	127.45	139.72	153.82	169.80
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
KBW NASDAQ Bank Index	100.00	82.29	112.01	100.46	138.97	109.23

TOTAL CAPITAL TO RISK WEIGHTED ASSETS



EQUITY TO TOTAL ASSETS



TOTAL ASSETS



TOTAL LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES



TOTAL DEPOSITS



NET INTEREST MARGIN



RETURN ON AVERAGE ASSETS



NET INCOME



RETURN ON AVERAGE EQUITY



DILUTED EARNINGS PER SHARE



WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING



AVERAGE COST OF FUNDS



WILSON BANK HOLDING COMPANY

	As of or for the year ended December 31,			
	2022	2021	2020	2019
Equity				
Total capital to risk weighted assets	13.5%	13.9%	14.3%	15.0%
Equity to assets	8.41%	10.37%	11.28%	12.06%
Total assets	$4,285,650,000	$3,989,596,000	$3,369,604,000	$2,794,209,000
Loans, net of allowance for credit losses	$3,113,796,000	$2,444,282,000	$2,282,766,000	$2,057,175,000
Total deposits	$3,892,705,000	$3,555,071,000	$2,960,595,000	$2,417,605,000
Net interest margin	3.70%	3.44%	3.60%	3.81%
Return on average assets	1.29%	1.35%	1.24%	1.34%

	As of or for the year ended December 31,			
	2022	2021	2020	2019
Earnings & Performance Ratios				
Net income	$ 53,042,000	$ 49,426,000	$ 38,492,000	$ 36,044,000
Return on average equity	14.36%	12.45%	10.65%	11.31%
Diluted earnings per share	$ 4.65	$ 4.43	$ 3.51	$ 3.35
Weighted average diluted shares outstanding	11,408,924	11,162,956	10,953,746	10,761,467

	For the year ended December 31,			
	2022	2021	2020	2019
Average Cost of Funds	0.49%	0.41%	0.76%	1.09%

Consolidated Balance Sheets

WILSON BANK HOLDING COMPANY

ASSETS

	Dollars in Thousands	
	2022	2021
Loans, net of allowance for credit losses of $39,813 and $39,632, respectively	$ 3,113,796	$ 2,444,282
Available-for-sale securities, at market (amortized cost $972,315 and $906,135, respectively)	822,812	897,585
Loans held for sale	3,355	11,843
Interest bearing deposits	78,694	400,940
Federal funds sold	308	27,055
Restricted equity securities, at cost	4,357	5,089
Total earning assets	$ 4,023,322	$ 3,786,794
Cash and due from banks	25,787	25,423
Premises and equipment, net	62,031	62,846
Accrued interest receivable	11,397	7,641
Deferred income taxes	51,323	12,792
Bank owned life insurance	58,007	46,206
Goodwill	4,805	4,805
Other assets	48,978	43,089
Total assets	$ 4,285,650	$ 3,989,596

LIABILITIES

	Dollars in Thousands	
	2022	2021
Deposits:		
Noninterest-bearing	$ 414,905	$ 433,500
Interest bearing	3,477,800	3,121,571
Total deposits	3,892,705	3,555,071
Accrued interest and other liabilities	32,493	20,808
Total liabilities	$ 3,925,198	$ 3,575,879

SHAREHOLDERS' EQUITY

	Dollars in Thousands	
	2022	2021
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 11,472,181 and 11,201,504 shares issued and outstanding, respectively	$ 22,944	$ 22,403
Additional paid-in capital	122,298	105,177
Retained earnings	325,625	292,452
Noncontrolling interest in consolidated subsidiary	15	—
Accumulated other comprehensive losses, net of taxes of $39,073 and $2,235, respectively	(110,430)	(6,315)
Total stockholders' equity	$ 360,452	$ 413,717
Total liabilities and stockholders' equity	$ 4,285,650	$3,989,596

Consolidated Statements of Earnings

WILSON BANK HOLDING COMPANY

INTEREST INCOME

	Dollars in Thousands (except per share data)		
	2022	2021	2020
Interest and fees on loans	$ 138,161	$ 118,676	$ 113,224
Interest and dividends on securities:			
Taxable securities	15,902	8,922	7,272
Exempt from Federal income taxes	1,392	1,229	1,102
Interest on loans held for sale	264	438	616
Interest on Federal funds sold	111	13	56
Interest on interest bearing deposits	1,522	445	582
Interest and dividends on restricted equity securities	188	118	116
Total interest income	$ 157,540	$ 129,841	$ 122,968

INTEREST EXPENSE

Interest on negotiable order of withdrawal accounts	$ 2,546	$ 1,866	$ 2,150
Interest on money market accounts and other savings accounts	7,021	2,027	4,163
Interest on certificates of deposit and individual retirement accounts	6,486	7,610	10,939
Interest on Federal funds purchased	14	—	—
Interest on Federal Home Loan Bank advances	—	133	967
Interest on finance leases	66	—	—
Total interest expense	$ 16,133	$ 11,636	$ 18,219
Net interest income before provision for credit losses	$ 141,407	$ 118,205	$ 104,749
Provision for credit losses - loans	8,656	1,143	9,696
Provision for credit losses - off-balance sheet exposures	(1,014)	262	259
Net interest income after provision for credit losses	$ 133,765	$ 116,800	$ 94,794

NON-INTEREST INCOME

	Dollars in Thousands (except per share data)		
	2022	2021	2020
Service charges on deposits	$ 7,382	$ 6,137	$ 5,659
Brokerage income	6,929	6,368	4,837
Debit and credit card interchange income, net	8,416	7,783	5,842
Other fees and commissions	1,653	1,446	1,404
BOLI and annuity earnings	1,346	1,109	959
Gain (loss) on sale of securities, net	(1,620)	28	882
Fees and gains on sales of mortgage loans	2,973	9,997	9,560
Mortgage servicing income	111	—	—
Gain (loss) on sale of other real estate, net	—	(15)	658
Gain (loss) on the sale of fixed assets, net	291	(43)	(63)
Gain (loss) on sale of other assets, net	8	6	(4)
Other income (loss)	(69)	34	61
Total non-interest income	$ 27,420	$ 32,850	$ 29,795

NON-INTEREST EXPENSE

Employee salaries and benefits	$ 56,707	$ 52,722	$ 45,661
Equity-based compensation	1,864	1,428	1,180
Occupancy expenses	5,563	5,473	5,216
Furniture and equipment expenses	3,389	3,323	3,267
Data processing expenses	7,727	6,079	5,101
Advertising expenses	3,455	2,736	2,487
Accounting, legal & consulting expenses	1,019	988	909
FDIC insurance	1,527	1,130	598
Directors' fees	650	686	634
Other operating expenses	11,208	10,927	11,426
Total non-interest expense	$ 93,109	$ 85,492	$ 76,479
Earnings before income taxes	68,076	64,158	48,110
Income taxes	15,056	14,732	9,618
Net earnings	$ 53,020	$ 49,426	$ 38,492
Net loss attributable to noncontrolling interest	22	—	—
Net earnings attributable to Wilson Bank Holding Company	$ 53,042	$ 49,426	$ 38,492
Basic earnings per common share	$ 4.66	$ 4.44	$ 3.52
Diluted earnings per common share	$ 4.65	$ 4.43	$ 3.51
Weighted average common shares outstanding:			
Basic	11,377,617	11,131,897	10,927,065
Diluted	11,408,924	11,162,956	10,953,746

WILSON
BANK HOLDING CO.

2022 FINANCIAL REPORT

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

The Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. Such forward-looking statements involve known and unknown risks and uncertainties, including, but not limited to those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and also include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in credit losses and provisions for these losses, (ii) deterioration in the real estate market conditions in the Company's market areas including demand for residential real estate loans as a result of rising rates on residential real estate mortgage loans, (iii) the impact of increased competition with other financial institutions, including pricing pressures on loans and deposits, and the resulting impact on the Company's results, including as a result of compression to net interest margin, (iv) adverse conditions in local or national economies, including the economy in the Company's market areas, including as a result of the impact of inflationary pressures, supply chain disruptions and labor shortages on our customers and on their businesses, (v) fluctuations or differences in interest rates on earning assets and interest bearing liabilities from those that the Company is modeling or anticipating, including as a result of the Bank's inability to maintain deposit rates or defer increases to those rates in a rising rate environment in connection with the changes in the short-term rate environment, or that affect the yield curve, (vi) the ability to grow and retain low-cost core deposits, (vii) significant downturns in the business of one or more large customers, (viii) the inability of the Company to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies, required capital maintenance levels, or regulatory requests or directives, (ix) changes in state or Federal regulations, policies, or legislation applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, (x) changes in capital levels and loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments, (xi) inadequate allowance for credit losses, (xii) the effectiveness of the Company's activities in improving, resolving or liquidating lower quality assets, (xiii) results of regulatory examinations, (xiv) the vulnerability of the Company's network and online banking portals, and the systems of parties with whom the Company contracts, to unauthorized access, computer viruses, phishing schemes, spam attacks, ransomware attacks, human error, natural disasters, power loss, and other security breaches, (xv) the possibility of additional increases to compliance costs or other operational expenses as a result of increased regulatory oversight, (xvi) loss of key personnel, and (xvii) adverse results (including costs, fines, reputational harm and/or other negative effects) from current or future litigation, examinations or other legal and/or regulatory actions. These risks and uncertainties may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. The Company's future operating results depend on a number of factors which were derived utilizing numerous assumptions that could cause actual results to differ materially from those projected in forward-looking statements

Impact of COVID-19

Information regarding the impact of the COVID-19 pandemic on our financial condition and results of operations as of and for the twelve months ended December 31, 2022 and comparable prior year periods is noted throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

General

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust ("Wilson Bank"), a Tennessee state-chartered bank headquartered in Lebanon, Tennessee. The Company was formed in 1992. Wilson Bank commenced operations in 1987.

Wilson Bank is a community bank headquartered in Lebanon, Tennessee, serving Wilson County, DeKalb County, Smith County, Trousdale County, Rutherford County, Davidson County, Putnam County, Sumner County, and Williamson County, Tennessee as its primary market areas. The markets served by the Bank are largely within the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area. At December 31, 2022, Wilson Bank had twenty-nine locations in Wilson, Davidson, DeKalb, Smith, Sumner, Rutherford, Putnam, Trousdale and Williamson Counties. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. Wilson Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers an investment center which offers a full line of investment services to its customers.

Wilson Bank also holds an ownership interest in Encompass Home Loan Lending, LLC ("Encompass"), a company offering mortgage banking services that is 51% owned by Wilson Bank and 49% owned by two home builders operating in Wilson Bank's market areas. The results of Encompass, which commenced operations on June 1, 2022, are consolidated in the Company's financial statements included elsewhere in this Annual Report.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Application of Critical Accounting Policies and Accounting Estimates

We follow accounting and reporting policies that conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base estimates on historical experience, current information, forecasted economic conditions, and other factors deemed to be relevant, actual results could differ from those estimates.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements.

Accounting policies related to the allowance for credit losses on financial instruments including loans and off-balance-sheet credit exposures are considered to be critical as these policies involve considerable subjective judgment and estimation by management. As discussed in Note 1 - Summary of Significant Accounting Policies, our policies related to allowances for credit losses changed on January 1, 2022 in connection with the adoption of a new accounting standard update as codified in Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") Financial Instruments - Credit Losses. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets. For additional information regarding critical accounting policies, refer to Note 1 - Summary of Significant Accounting Policies and Note 2 - Loans and Allowance for Credit Losses in the notes to consolidated financial statements contained elsewhere in this Annual Report.

Non-GAAP Financial Measures

This Annual Report contains certain financial measures that are not measures recognized under U.S. GAAP and, therefore, are considered non-GAAP financial measures. Members of Company management use these non-GAAP financial measures in their analysis of the Company's performance, financial condition, and efficiency of operations. Management of the Company believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods. Management of the Company also believes that investors find these non-GAAP financial measures useful as they assist investors in understanding underlying operating performance and identifying and analyzing ongoing operating trends. However, the non-GAAP financial measures discussed herein should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with U.S. GAAP. Moreover, the manner in which the non-GAAP financial measures discussed herein are calculated may differ from the manner in which measures with similar names are calculated by other companies. You should understand how other companies calculate their financial measures similar to, or with names similar to, the non-GAAP financial measures we have discussed herein when comparing such non-GAAP financial measures.

The non-GAAP measures in this Annual Report include "pre-tax pre-provision income," "pre-tax pre-provision diluted earnings per share," "pre-tax pre-provision annualized return on average stockholders' equity," and "pre-tax pre-provision annualized return on average assets." A reconciliation of these measures to the comparable GAAP measures is included below.

Selected Financial Information

The Executive management and Board of Directors of the Company evaluate key performance indicators (KPIs) on a continuing basis. These KPIs serve as benchmarks of Company performance and are used in making strategic decisions. The following table represents the KPIs that management has determined to be important in making decisions for the Bank, in each case as of and for the year ended December 31, 2022, 2021 and 2020:

	2022	*2021*	*2020*
PER SHARE DATA:			
Diluted earnings per common share (GAAP)	$ 4.65	$ 4.43	$ 3.51
Pre-tax pre-provision diluted earnings per share (2)	$ 6.66	$ 5.89	$ 5.31
Cash dividends per common share	$ 1.85	$ 1.35	$ 1.20
Dividends declared per common share as a percentage of basic earnings per common share	39.78%	30.47%	34.19%

	2022	*2021*	*2020*
PERFORMANCE RATIOS:			
Return on average stockholders' equity (GAAP) (1)	14.36%	12.45%	10.65%
Pre-tax pre-provision return on average stockholders' equity (2)	20.51%	16.52%	16.06%
Return on average assets (GAAP) (3)	1.29%	1.35%	1.24%
Pre-tax pre-provision return on average assets (2)	1.84%	1.79%	1.88%
Efficiency ratio (GAAP) (4)	55.15%	56.60%	56.84%

(1) Return on average stockholders' equity is the result of net income divided by average stockholders' equity.
(2) Excludes income tax expense, and for 2022 provision for credit losses and provision for credit losses on off-balance sheet exposures. For 2021 and 2020 excludes income tax expense, provision for loan losses, and provision for off-balance sheet exposures.
(3) Return on average assets is the result of net income divided by average assets.
(4) Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and non-interest income.

	December 31, 2022	December 31, 2021
BALANCE SHEET RATIOS:		
Total capital to assets ratio	8.41%	10.37%
Equity to asset ratio (Average equity divided by average total assets)	8.99%	10.86%
Tier 1 capital to average assets	11.18%	10.77%
Non-performing asset ratio	0.02%	0.01%
Book value per common share	$ 31.42	$ 36.93

**Reconciliation of Non-GAAP Financial Measures**

	December 31, 2022		December 31, 2021		December 31, 2020
Pre-tax pre-provision income:					
Net income attributable to common stockholders (GAAP)	$ 53,042	$	49,426	$	38,492
Add: provision for credit losses	8,656		1,143		9,696
Add: provision expense (benefit) for credit losses on off-balance sheet exposures	(1,014)		262		259
Add: income tax expense	15,056		14,732		9,618
Pre-tax pre-provision income	$ 75,740	$	65,563	$	58,065
Pre-tax pre-provision basic earnings per share:					
Pre-tax pre-provision income	$ 75,740	$	65,563	$	58,065
Weighted average shares	11,377,617		11,131,897		10,927,065
Diluted earnings per common share (GAAP)	$ 4.65	$	4.43	$	3.51
Provision for credit losses	$ 0.76	$	0.10	$	0.89
Provision expense (benefit) for credit losses on off-balance sheet exposures	$ (0.09)	$	0.02	$	0.02
Income tax expense	$ 1.34	$	1.34	$	0.89
Pre-tax pre-provision diluted earnings per common share	$ 6.66	$	5.89	$	5.31
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision income	$ 75,740	$	65,563	$	58,065
Average assets	4,107,738		3,653,528		3,095,584
Return on average assets (GAAP)	1.29%		1.35%		1.24%
Provision for credit losses	0.21%		0.03%		0.31%
Provision expense (benefit) for credit losses on off-balance sheet exposures	(0.02)%		0.01%		0.01%
Income tax expense	0.36%		0.40%		0.32%
Pre-tax pre-provision return on average assets	1.84%		1.79%		1.88%
Pre-tax pre-provision return on average stockholders' equity:					
Pre-tax pre-provision income	$ 75,740	$	65,563	$	58,065
Average total stockholders' equity	369,314		396,879		361,544
Return on average stockholders' equity (GAAP)	14.36%		12.45%		10.65%
Provision for credit losses	2.34%		0.29%		2.68%
Provision expense (benefit) for credit losses on off-balance sheet exposures	(0.27)%		0.07%		0.07%
Income tax expense	4.08%		3.71%		2.66%
Pre-tax pre-provision return on average stockholders' equity	20.51%		16.52%		16.06%

Results of Operations

Net earnings for the year ended December 31, 2022 were $53,042,000, an increase of $3,616,000, or 7.32%, compared to net earnings of $49,426,000 for the year ended December 31, 2021. Our 2021 net earnings were 28.41%, or $10,934,000, higher than our net earnings of $38,492,000 for 2020. Basic earnings per share were $4.66 in 2022, compared with $4.44 in 2021 and $3.52 in 2020. Diluted earnings per share were $4.65 in 2022, compared to $4.43 in 2021 and $3.51 in 2020. The increase in net earnings and diluted and basic earnings per share during the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to an increase in net interest income, partially offset by a decrease in non-interest income, an increase in provision for credit losses on loans, and an increase in non-interest expense. The increase in net interest income was due to an increase in average loan and securities balances between the relevant periods and an increased net interest margin. Net interest margin for the year ended December 31, 2022 was 3.70%, compared to 3.44% and 3.60% for the years ended December 31, 2021 and December 31, 2020, respectively. Net interest spread for the year ended December 31, 2022 was 3.62%, compared to 3.36% and 3.46% for the years ended December 31, 2021 and December 31, 2020, respectively. The increase in non-interest expense resulted from the Company's continued growth as well as rising costs of employees' salaries and benefits as a result of competition we are experiencing for human capital in our market areas. See below for further discussion regarding variances related to net interest income, provision for credit losses, non-interest income, non-interest expense and income taxes.

The decrease in Return on Average Assets (ROA) for the year ended December 31, 2022 when compared to December 31, 2021 as set forth in the table above was primarily attributable to an increase in average assets, an increase in provision expense, a decrease in fees and gains on sales of mortgage loans, a loss on sale of securities, and an increase in employee salaries and benefits, partially offset by an increase in net interest income. The increase in Return on Average Assets (ROA) for the year ended December 31, 2021 when compared to December 31, 2020 as set forth in the table above was primarily attributable to an increase in net interest income, an increase in debit and credit card interchange income, an increase in brokerage income, and a decrease in provision expense from elevated levels in 2020 due to the COVID-19 pandemic, offset in part by an increase in employee salaries and benefits.

The decrease in total capital to assets ratio and the equity to asset ratio for the year ended December 31, 2022 when compared to December 31, 2021 as set forth in the table above was primarily attributable to an increase in the unrealized loss of our available-for-sale securities as a result of the impact of the rising rate environment.

Net Interest Income

The schedule which follows indicates the average balances for each major balance sheet item, an analysis of net interest income and net interest expense and the change in interest income and interest expense attributable to changes in volume and changes in rates.

The difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities is net interest income, which is the Company's gross margin. Analysis of net interest income is more meaningful when income from tax-exempt earning assets is adjusted to a tax equivalent basis. Accordingly, the following schedule includes a tax equivalent adjustment of tax-exempt earning assets, assuming a weighted average Federal income tax rate of 21% for 2022, 2021 and 2020.

In this schedule, "change due to volume" is the change in volume multiplied by the interest rate for the prior year. "Change due to rate" is the change in interest rate multiplied by the volume for the prior year. Changes in interest income and expense not due solely to volume or rate changes have been allocated to the "change due to volume" and "change due to rate" in proportion to the relationship of the absolute dollar amounts of the change in each category.

Non-accrual loans have been included in the loan category.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Dollars In Thousands

	2022			2021			2022/2021 Change			
	Average Balance	Rates/Yields	Income/ Expense	Average Balance	Rates/Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Loans, net of unearned interest (1) (2)	$2,796,301	5.05%	138,161	$2,382,262	5.07%	118,676	$ 20,079	(594)	19,485	
Investment securities—taxable	814,716	1.95	15,902	645,513	1.38	8,922	2,714	4,266	6,980	
Investment securities—tax exempt	72,724	1.91	1,392	79,096	1.55	1,229	(105)	268	163	
Taxable equivalent adjustment (3)	—	0.51	370	—	0.41	327	(27)	70	43	
Total tax-exempt investment securities	72,724	2.42	1,762	79,096	1.97	1,556	(132)	338	206	
Total investment securities	887,440	1.99	17,664	724,609	1.45	10,478	2,582	4,604	7,186	
Loans held for sale	7,131	3.70	264	16,478	2.66	438	(306)	132	(174)	
Federal funds sold	15,486	0.72	111	31,083	0.04	13	(10)	108	98	
Interest bearing deposits	204,300	0.74	1,522	349,000	0.13	445	(256)	1,333	1,077	
Restricted equity securities	4,768	3.94	188	5,089	2.32	118	(7)	77	70	
Total earning assets	3,915,426	4.11	157,910	3,508,521	3.77	130,168	22,082	5,660	27,742	21.31%
Cash and due from banks	24,335			31,225						
Allowance for credit losses - loans	(36,444)			(39,194)						
Bank premises and equipment	61,807			59,772						
Other assets	142,614			93,204						
Total assets	$4,107,738			$3,653,528						

Dollars In Thousands

	2022			2021			2022/2021 Change			
	Average Balance	Rates/Yields	Income/ Expense	Average Balance	Rates/Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Deposits:										
Negotiable order of withdrawal accounts	$1,083,028	0.24%	2,546	$ 912,577	0.20%	1,866	$ 378	302	680	
Money market demand accounts	1,250,916	0.47	5,905	1,079,002	0.14	1,547	283	4,075	4,358	
Time deposits	601,100	1.08	6,486	605,162	1.26	7,610	(51)	(1,073)	(1,124)	
Other savings deposits	332,918	0.34	1,116	253,265	0.19	480	185	451	636	
Total interest-bearing deposits	3,267,962	0.49	16,053	2,850,006	0.40	11,503	795	3,755	4,550	
Federal Home Loan Bank advances	—	—	—	858	15.50	133	(133)	—	(133)	
Fed funds purchased	256	5.47	14	—	—	—	14	—	14	
Finance leases	1,928	3.43	66	—	—	—	66	—	66	
Total interest-bearing liabilities	3,270,146	0.49	16,133	2,850,864	0.41	11,636	742	3,755	4,497	38.65%
Demand deposits	434,443			385,264						
Other liabilities	33,835			20,521						
Stockholders' equity	369,314			396,879						
Total liabilities and stockholders' equity	$4,107,738			$3,653,528						
Net interest income			$141,777			$118,532	$ 21,340	$ 1,905	$ 23,245	19.61%
Net interest margin (4)		3.70%			3.44%					
Net interest spread (5)		3.62%			3.36%					

(1) Yields on loans and total earning assets include the impact of State income tax credits related incentive loans at below market rates and tax exempt loans to municipalities of $3.0 million and $2.1 million for the years ended December 31, 2022 and 2021.

(2) Loan fees of $12.9 million are included in interest income in 2022, inclusive of $139,000 in SBA fees related to PPP loans. Loan fees of $16.1 million are included in interest income in 2021, inclusive of $3.6 million in SBA fees related to PPP loans.

(3) The tax equivalent adjustment for 2022 and 2021 have been computed using a 21% Federal tax rate.

(4) Annualized net interest income on a tax equivalent basis divided by average interest-earning assets.

(5) Average interest rate on interest-earning assets less average interest rate on interest-bearing liabilities.

Dollars In Thousands

	2021			2020			2021/2020 Change			
	Average Balance	Rates/Yields	Income/Expens	Average Balance	Rates/Yields	Income/Expens	Due to Volume	Due to Rate	Total	Percent Change
Loans, net of unearned interest (1) (2)	$2,382,262	5.07%	118,676	$2,236,815	5.16%	113,224	$ 7,484	(2,032)	5,452	
Investment securities—taxable	645,513	1.38	8,922	430,349	1.69	7,272	3,151	(1,501)	1,650	
Investment securities—tax exempt	79,096	1.55	1,229	67,333	1.64	1,102	185	(58)	127	
Taxable equivalent adjustment (3)	—	0.41	327	—	0.44	293	49	(15)	34	
Total tax-exempt investment securities	79,096	1.97	1,556	67,333	2.08	1,395	234	(73)	161	
Total investment securities	724,609	1.45	10,478	497,682	1.74	8,667	3,385	(1,574)	1,811	
Loans held for sale	16,478	2.66	438	22,432	2.75	616	(159)	(19)	(178)	
Federal funds sold	31,083	0.04	13	7,183	0.78	56	49	(92)	(43)	
Interest bearing deposits	349,000	0.13	445	206,281	0.28	582	280	(417)	(137)	
Restricted equity securities	5,089	2.32	118	4,939	2.35	116	3	(1)	2	
Total earning assets	3,508,521	3.77	130,168	2,975,332	4.22	123,261	11,042	(4,135)	6,907	5.60%
Cash and due from banks	31,225			19,145						
Allowance for credit losses - loans	(39,194)			(32,360)						
Bank premises and equipment	59,772			59,353						
Other assets	93,204			74,114						
Total assets	$3,653,528			$3,095,584						

Dollars In Thousands

	2021			2020			2021/2020 Change			
	Average Balance	Rates/Yields	Income/Expense	Average Balance	Rates/Yields	Income/Expense	Due to Volume	Due to Rate	Total	Percent Change
Deposits:										
Negotiable order of withdrawal accounts	$ 912,577	0.20%	1,866	$ 711,306	0.30%	2,150	$ 517	(801)	(284)	
Money market demand accounts	1,079,002	0.14	1,547	881,669	0.40	3,496	653	(2,602)	(1,949)	
Time deposits	605,162	1.26	7,610	619,387	1.77	10,939	(246)	(3,083)	(3,329)	
Other savings deposits	253,265	0.19	480	171,849	0.39	667	238	(425)	(187)	
Total interest-bearing deposits	2,850,006	0.40	11,503	2,384,211	0.72	17,252	1,162	(6,911)	(5,749)	
Federal Home Loan Bank advances	858	15.50	133	18,858	5.13	967	581	(1,415)	(834)	
Total interest-bearing liabilities	2,850,864	0.41	11,636	2,403,069	0.76	18,219	1,743	(8,326)	(6,583)	(36.13)%
Demand deposits	385,264			306,595						
Other liabilities	20,521			24,376						
Stockholders' equity	396,879			361,544						
Total liabilities and stockholders' equity	$3,653,528			$3,095,584						
Net interest income			$118,532			$105,042	$ 9,299	$ 4,191	$13,490	12.84%
Net interest margin (4)		3.44%			3.60%					
Net interest spread (5)		3.36%			3.46%					

(1) Yields on loans and total earning assets include the impact of State income tax credits related incentive loans at below market rates and tax exempt loans to municipalities of $2.1 million and $2.2 million for the years ended December 31, 2021 and 2020.

(2) Loan fees of $16.1 million are included in interest income in 2021, inclusive of $3.6 million in SBA fees related to PPP loans. Loan fees of $12.0 million are included in interest income in 2020, inclusive of $3.2 million in SBA fees related to PPP loans.

(3) The tax equivalent adjustment for 2021 and 2020 have been computed using a 21% Federal tax rate.

(4) Annualized net interest income on a tax equivalent basis divided by average interest-earning assets.

(5) Average interest rate on interest-earning assets less average interest rate on interest-bearing liabilities.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The components of our loan yield, a key driver to our net interest margin for the years ended December 31, 2022, 2021, and 2020 were as follows:

	December 31, 2022		December 31, 2021		December 31, 2020	
	Interest Income	Average Yield	Interest Income	Average Yield	Interest Income	Average Yield
Loan yield components:						
Contractual interest rates	125,281	4.48%	102,592	4.31%	101,181	4.52%
Origination and other fee income	12,741	0.46%	12,476	0.52%	8,854	0.40%
PPP loan fee income	139	—%	3,608	0.15%	3,189	0.14%
Loan tax credits and tax-exempt loan interest	2,953	0.11%	2,112	0.09%	2,216	0.10%
Total	$ 141,114	5.05%	$ 120,788	5.07%	$ 115,440	5.16%

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2022 was $157,540,000, up 21.33% when compared with $129,841,000 in 2021, which was up 5.59% when compared to $122,968,000 in 2020, in each case excluding tax exempt adjustments relating to tax exempt securities and loans. The increase in total interest income in 2022 when compared to 2021 was primarily attributable to an increase in interest and fees earned on loans, an increase in interest and dividends earned on securities, and an increase in interest earned on interest bearing deposits. The increase in interest and fees earned on loans resulted from an overall increase in average loan balances, partially offset by a decrease in our loan yields. The decrease in yield on loans was primarily due to decreased PPP loan fees for the year ended December 31, 2022 compared to the comparable period in 2021, though such decline was partially offset by rising interest rates. Our contractual interest rates were up 17 basis points for the year ended December 31, 2022 when compared to the comparable period in 2021. Eighty percent of the loans in our loan portfolio are variable rate loans, primarily indexed to the Federal Reserve prime rate. Many of our variable rate loans had contractual repricing dates that extended beyond 2022, impacting our contractual yields. Loan fees related to PPP loans in 2022 and 2021 accounted for no basis points versus 15 basis points, respectively, of our loan yields. Fees earned on loans totaled $12,880,000, $16,084,000 and $12,043,000 for the years ended 2022, 2021 and 2020, respectively. The total amount of state income tax credits and tax-exempt loan interest included in our loan yields were $2,953,000, $2,112,000 and $2,216,000 for the years ended 2022, 2021 and 2020, respectively. The increase in interest and dividends earned on securities resulted from an overall increase in the average balance of securities and the higher yields earned on the securities purchased throughout the year as management continued to invest liquid funds into the securities portfolio. The increase in interest earned on interest bearing deposits resulted from an increase in the yield earned due to the increased rate environment. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, increased 425 basis points in 2022, as the Federal Reserve sought to address higher levels of inflation. The direction and speed with which short-term interest rates move has an impact on our net interest income. The Bank anticipates that its net interest margin is likely to contract during 2023 because of the competitive pressures in its markets, which put pressure on the Bank's deposit pricing and compress loan yields, and the expected short-term impact of the anticipated increases in federal funds rate due to the Company's liability sensitive position.

The ratio of average earning assets to total average assets was 95.3%, 96.0% and 96.1% for each of the years ended December 31, 2022, 2021 and 2020, respectively. Average earning assets increased $406,905,000 from December 31, 2021 to $3,915,426,000 at December 31, 2022. For the year ended December 31, 2020, average earning assets were $2,975,332,000. The average rate earned on earning assets for 2022 was 4.11%, compared with 3.77% in 2021 and 4.22% in 2020. The increase in average earning assets was largely due to an increase in the average balance of loans due to loan growth and an increase in the average balance of investment securities due to management's decision to purchase securities to utilize excess liquidity. This was partially offset by a decrease in the average balance of interest bearing deposits due to loan growth that outpaced deposit growth. The increase in the average rate earned on earning assets resulted from the rising interest rate environment we experienced in 2022.

Total interest expense for 2022 was $16,133,000, an increase of $4,497,000, or 38.65%, compared to total interest expense of $11,636,000 in 2021. For 2020, total interest expense totaled $18,219,000. Average interest-bearing deposits increased to $3,267,962,000 for 2022 compared to $2,850,006,000 for 2021. The average rate paid on interest-bearing deposits was 0.49% for 2022 compared to 0.40% for 2021. Total interest expense decreased from $18,219,000 in 2020 to $11,636,000 in 2021, a decrease of $6,583,000, or 36.13%. The increase in total interest expense in 2022 resulted primarily from an increase in the rate and volume paid on average interest bearing deposits, other than time deposits, reflecting a rising interest rate environment and competitive pressures in our markets. The Company was able to maintain its time deposit rates at or below 2021 levels during the first two quarters of 2022 despite the rising rate environment. However, during the second half of 2022 the Company raised its time deposit rates to maintain liquidity levels and offer competitive rates in our markets. The decrease in total interest expense in 2021 resulted primarily from a decrease in the rates on average interest bearing deposits, reflecting the declining rate environment that had been experienced since the first quarter of 2020, partially offset by an overall increase in the volume of average interest-bearing deposits and a pre-payment penalty related to the early payoff of our FHLB advances. Should our liquidity decrease, including as a result of loan growth that outpaces deposit growth and continued interest rate increases by the Federal Reserve, the rates we pay on our deposits may increase. In addition, if interest rates remain elevated when those time deposits that were priced in 2021 mature in 2023, our interest expense will likely increase if such deposits are renewed. We expect deposit costs to continue to increase during the first half of 2023.

Net interest income for 2022 totaled $141,407,000 as compared to $118,205,000 and $104,749,000 in 2021 and 2020, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), increased to 3.62% in 2022 from 3.36% in 2021. The net interest spread was 3.46% in 2020. Net interest margin increased to 3.70% in 2022 from 3.44% in 2021. The net interest margin was 3.60% in 2020. The increase in net interest margin in 2022 was due to an increase in the yield earned on all earning assets, other than loans, that outpaced the increase in rates paid on our interest bearing liabilities, in each case for the reasons discussed above. Changes in interest rates paid on products such as interest checking, savings, and money market accounts will generally increase or decrease in a manner that is consistent with changes in the short-term environment, but are also impacted by competitive market conditions.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

**Provision for Credit Losses**

On January 1, 2022, we adopted FASB ASU 2016-13, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our loan portfolio. The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation is adequate to provide coverage for all expected credit losses. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. Refer to Note 1, "Summary of Significant Accounting Policies" in the notes to our consolidated financial statements for a detailed discussion regarding ACL methodology.

The 2022 provision for credit losses-loans was $8,656,000 calculated under the CECL methodology, compared to a provision of $1,143,000 and $9,696,000 in 2021 and 2020, respectively, under the incurred loss methodology. Upon adoption of ASC 326, we booked an opening balance sheet adjustment to our allowance for credit losses-off-balance sheet exposures of $6,195,000. The provision for credit losses on off-balance sheet exposures in 2022 was a recovery of $1,014,000, respectively, calculated under the CECL methodology, compared to a provision of $262,000 and $259,000 in 2021 and 2020, respectively under the incurred loss methodology. The decrease in the provision for credit losses-off-balance sheet credit exposures was the result of an increase in our unconditionally cancellable commitments, which are excluded from ASC 326 and a decrease in the rate at which we were reserving against the off-balance sheet exposures.

The increase in the provision for credit losses for the year ended December 31, 2022 was primarily attributable to an increase in the volume of loans originated during the period. The provision for loan losses recorded during 2021 was primarily the result of loan growth. Gross loan growth totaled $671,824,000, $165,338,000 and $237,558,000 ($62,437,000 of which was attributable to PPP loans) for the years ended 2022, 2021 and 2020, respectively.

The following detail provides a breakdown of the provision for credit loss-loans expense and net (charge-offs) recoveries at December 31, 2022, 2021 and 2020:

	In Thousands, Except Percentages			
	Provision for Credit Loss - Loans Expense (Benefit)	Net (Charge-Offs) Recoveries	Average Loans	Ratio of Net (Charge-offs) Recoveries to Average Loans
December 31, 2022				
Residential 1-4 family real estate	$ 1,353	$ 108	$ 762,580	0.01%
Commercial and multi-family real estate	1,886	—	974,101	—
Construction, land development and farmland	3,795	19	736,728	—
Commercial, industrial and agricultural	(117)	6	119,855	0.01
1-4 family equity lines of credit	396	—	120,104	—
Consumer and other	1,343	(1,044)	82,933	(1.26)
Total	$ 8,656	$ (911)	$ 2,796,301	(0.03)%
December 31, 2021				
Residential 1-4 family real estate	$ 971	$ 68	$ 609,075	0.01%
Commercial and multi-family real estate	(1,497)	—	917,106	—
Construction, land development and farmland	1,296	371	551,183	0.07
Commercial, industrial and agricultural	(35)	(27)	144,209	(0.02)
1-4 family equity lines of credit	101	—	84,460	—
Consumer and other	307	(462)	76,229	(0.61)
Total	$ 1,143	$ (50)	$ 2,382,262	0.00%
December 31, 2020				
Residential 1-4 family real estate	$ 883	$ 53	$ 539,244	0.01%
Commercial and multi-family real estate	5,812	300	930,343	0.03
Construction, land development and farmland	1,733	173	479,612	0.04
Commercial, industrial and agricultural	341	(9)	138,473	(0.01)
1-4 family equity lines of credit	74	34	76,489	0.04
Consumer and other	853	(434)	72,654	(0.60)
Total	$ 9,696	$ 117	$ 2,236,815	0.01%

Following our adoption of CECL, the provision for credit losses charged to operating expense requires us to estimate all expected credit losses over the remaining life of our loan portfolio. Other factors which, in management's judgment, deserve current recognition in estimating expected credit losses include growth and composition of the loan portfolio, review of specific problem loans, the relationship of the allowance for credit losses to outstanding loans, adverse situations that may affect our borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions that may affect our borrowers' ability to pay.

Credit loss expense related to off-balance sheet exposures was previously reported as a component of other non-interest expense. Such amounts have been reclassified to credit loss expense to make prior periods comparable to the current presentation. See the section captioned "Allowance for Credit Losses" elsewhere in this discussion for further analysis of credit loss expense related to loans and off-balance sheet credit exposures.

Non-Interest Income

The Company's non-interest income is composed of several components, some of which vary significantly between periods. Service charges on deposit accounts and other non-interest income generally reflect the Company's growth, while fees for origination of mortgage loans and brokerage fees and commissions will often reflect home mortgage market and stock market conditions and fluctuate more widely from period to period.

The following is a summary of our non-interest income for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Twelve Months Ended December 31,				Twelve Months Ended December 31,			
	2022	2021	$ Increase (Decrease)	% Increase (Decrease)	2021	2020	$ Increase (Decrease)	% Increase (Decrease)
Service charges on deposits	$ 7,382	$ 6,137	$ 1,245	20.29%	$ 6,137	$ 5,659	$ 478	8.45%
Brokerage income	6,929	6,368	561	8.81	6,368	4,837	1,531	31.65
Debit and credit card interchange income, net	8,416	7,783	633	8.13	7,783	5,842	1,941	33.22
Other fees and commissions	1,653	1,446	207	14.32	1,446	1,404	42	2.99
BOLI and annuity earnings	1,346	1,109	237	21.37	1,109	959	150	15.64
Gain (loss) on sale of securities, net	(1,620)	28	(1,648)	(5,885.71)	28	882	(854)	(96.83)
Fees and gains on sales of mortgage loans	2,973	9,997	(7,024)	(70.26)	9,997	9,560	437	4.57
Mortgage servicing income	111	—	111	100.00	—	—	—	—
Gain (loss) on sale of other real estate, net	—	(15)	15	100.00	(15)	658	(673)	(102.28)
Gain (loss) on the sale of fixed assets, net	291	(43)	334	776.74	(43)	(63)	20	(31.75)
Gain (loss) on sale of other assets, net	8	6	2	33.33	6	(4)	10	(250.00)
Other income	(69)	34	(103)	(302.94)	34	61	(27)	(44.26)
Total non-interest income	$ 27,420	$ 32,850	$ (5,430)	(16.53%)	$ 32,850	$ 29,795	$ 3,055	10.25%

2022 v. 2021

The decrease in non-interest income for the year ended December 31, 2022 when compared to the year ended December 31, 2021 is primarily attributable to a decrease in security gain (losses), net and a decrease in fees and gains on sales of mortgage loans, offset in part by an increase in service charges on deposit accounts, an increase in debit and credit card interchange income, an increase in brokerage income, and an increase in the gain on sale of fixed assets.

The loss on sale of securities we recorded in 2022 was due to management's decision to sell these securities due to the rising rate environment to restructure a portion of the securities portfolio into higher yielding securities in an effort to increase net interest margin in future periods.

The decrease in the fees and gains on sales of mortgage loans was due to the rising rate environment which contributed to weakened demand for purchase money mortgage loans and refinancing transactions, offset in part by gains in our mortgage hedging activities. In addition, inflation has increased home prices which has contributed to a decrease in the volume of home purchases in our markets. The volume of mortgage loans originated for 2022 was $106,601,000 compared to $215,813,000 in 2021. The mortgage industry expects volume to continue to decrease during 2023. In anticipation of the slowing of mortgage origination volume due to the rising rate environment, the Company began to retain servicing rights on some of the loans it originated during 2022.

Service charges on deposit accounts primarily increased due to an increase in overdraft fees and fees for paper statements.

Debit and credit card interchange income primarily increased due to an increase in the number and volume of debit card and credit card holders and transactions.

Brokerage income primarily increased due to the opening of new investment accounts as well as growth in assets under management, which can be attributed to marketing efforts and overall population growth of the middle Tennessee markets. In addition, the increase in interest rates has increased customers' interest in opportunities to capitalize on products and services provided.

2021 v. 2020

The increase in non-interest income for the year ended December 31, 2021 when compared to the year ended December 31, 2020 was primarily attributable to an increase in debit and credit card interchange income, an increase in brokerage income, an increase in service charges on deposit accounts, and an increase in fees and gains on sales of mortgage loans, offset in part by a decrease in gain on sale of securities and an increase in loss on sale of other real estate.

Debit and credit card interchange income primarily increased due to an increase in the number and volume of debit card and credit card holders and transactions. The increase in the volume of transactions was partially attributable to an increase in economic activity as many businesses reopened and mitigation efforts were relaxed as the COVID-19 pandemic abated, which resulted in increased consumer spending.

Brokerage income primarily increased due to the opening of new investment accounts, which was aided by the hiring of new investment managers and an increase in estate planning and trust asset accounts. Brokerage income was also aided by the continued strong recovery in the stock market from the lows of the first quarter of 2020 resulting from the COVID-19 pandemic.

Service charges on deposit accounts primarily increased due to an increase in service charges earned on overdraft fees, fees for paper statements, analysis charges, and fees from ATM transactions. The increase in service charges earned on overdraft fees and ATM transactions resulted from increased consumer spending resulting from the increase in economic activity. The increase in analysis charges resulted from an increase in monthly maintenance fees resulting from an increase in business customers.

The fees and gains on sales of mortgage loans primarily increased due to the continued influx of refinance volume as a result of continued low interest rates due to ongoing pandemic stimulus efforts. Beginning in 2021 rates started an upward climb as a result of inflationary pressure and tapering of the Federal Reserve's purchase of mortgage backed securities from quantitative easing which reduced growth on fees and gains on sale of mortgage loans in 2022.

The decrease in the gain on sale of securities for the year ended December 31, 2021 when compared to December 31, 2020 was due to management's opportunistic trading in 2020 to recognize additional income and management's strategy to sell securities in the fourth quarter of 2020 and use the gain to pay down Federal Home Loan Bank advances.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, FDIC premiums, occupancy expenses, furniture and equipment expenses, advertising and public relations expenses, data processing expenses, directors' fees, audit, legal and consulting fees, and other operating expenses.

The following is a summary of the Company's non-interest expense for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Twelve Months Ended December 31,				Twelve Months Ended December 31,			
	2022	2021	$ Increase (Decrease)	% Increase (Decrease)	2021	2020	$ Increase (Decrease)	% Increase (Decrease)
Employee salaries and benefits	$ 56,707	$ 52,722	$ 3,985	7.56%	$ 52,722	$ 45,661	$ 7,061	15.46%
Equity-based compensation	1,864	1,428	436	30.53	1,428	1,180	248	21.02
Occupancy expenses	5,563	5,473	90	1.64	5,473	5,216	257	4.93
Furniture and equipment expenses	3,389	3,323	66	1.99	3,323	3,267	56	1.71
Data processing expenses	7,727	6,079	1,648	27.11	6,079	5,101	978	19.17
Advertising expenses	3,455	2,736	719	26.28	2,736	2,487	249	10.01
Accounting, legal & consulting expenses	1,019	988	31	3.14	988	909	79	8.69
FDIC insurance	1,527	1,130	397	35.13	1,130	598	532	88.96
Directors' fees	650	686	(36)	(5.25)	686	634	52	8.20
Other operating expenses	11,208	10,927	281	2.57	10,927	11,426	(499)	(4.37)
Total non-interest expense	$ 93,109	$ 85,492	$ 7,617	8.91%	$ 85,492	$ 76,479	$ 9,013	11.78%

2022 v. 2021

The increase in non-interest expenses for the year ended December 31, 2022 when compared to the year ended December 31, 2021 is primarily attributable to a year-over-year increase in salaries and employee benefits, equity-based compensation, data processing expenses, advertising expenses, and FDIC insurance.

The increase in salaries and employee benefits for the year ended December 31, 2022 when compared to the year ended December 31, 2021 is primarily attributable to an increase in the number of employees necessary to support the Company's growth in operations and branch count as well as an increase in incentives and temporary salaries, offset by a decrease in commission salaries and mortgage lender compensation. The increase in equity-based compensation is due to equity awards granted to certain of our directors, senior executive officers and other officers and an increase in the weighted average grant date value of those awards. The Company anticipates that salaries and employee benefits expense and occupancy expense will continue to increase as the Company's operations and facilities continue to grow and competition to retain and attract associates remains relevant.

The increase in data processing expenses is primarily attributable to an increase in computer maintenance, computer license expense, and call center expense. The computer maintenance and license expenses included movement of in-house systems to cloud servers, additional investments in digital banking solutions, and an increase in information security expenses. The increase in call center expense resulted from the call center extending their operating hours. The Company anticipates that data processing expenses will continue to increase as the Company's operations grow and the focus by the Company on the acceleration of digital product offerings increases.

The increase in advertising expenses is primarily attributable to the opening of a new branch which included targeted marketing efforts to drive traffic and awareness for the new location, as well as additional targeted marketing efforts to help increase market share in our growth areas. We also saw an increase in expenses related to the return of in-person events as COVID-19 restrictions continued to loosen. The Company was also the sole sponsor for a Habitat for Humanity home build as well as a sponsor for several other community events for the markets we serve.

The increase in FDIC insurance is primarily attributable to an increase in deposit growth.

The increase in other operating expenses was related to meals and entertainment, supplies, and debit and credit card losses.

The efficiency ratio is a common and comparable KPI used in the banking industry. The Company uses this metric to monitor how effective management is at using our internal resources. It is calculated by taking our non-interest expense divided by our net-interest income plus non-interest income. Our efficiency ratio for the years ended 2022, 2021 and 2020 was 55.15%, 56.60% and 56.84%, respectively. The improvement in the efficiency ratio in 2022 when compared to 2021 was due to increased levels of interest income, partially offset by a decrease in the gain on sale of loans due to the rising rate environment and a loss on the sale of securities due to management's decision to restructure a portion of its securities portfolio as discussed above.

2021 v. 2020

The increase in non-interest expenses for the year ended December 31, 2021 when compared to the year ended December 31, 2020 was primarily attributable to a year-over-year increase in salaries and employee benefits, equity-based compensation, occupancy expenses, data processing expenses, ATM and interchange fees, FDIC insurance, and advertising expenses, partially offset by a decrease in other operating expenses.

The increase in salaries and employee benefits for the year ended December 31, 2021 when compared to the year ended December 31, 2020 was primarily attributable to an increase in the number of employees necessary to support the Company's growth in operations as well as an increase in salaries for employees including as a result of increased levels of competition for talent in our market areas. The increase was also due to increases in incentives and commissions, due to an increase in the volume of booked mortgage loans and the success of new additional investment advisor personnel. This increase also resulted from the payment of an $812,000, in the aggregate, mid-year bonus paid to employees in the second quarter of 2021 to acknowledge their hard work and perseverance throughout the pandemic and implementation of PPP. The increase in equity-based compensation is due to equity awards granted to certain of our directors, senior executive officers and other officers, in connection with their assumption of additional responsibilities and an increase in the weighted average grant date value of those awards. The increase in occupancy expense was primarily attributable to an increase in maintenance and repairs on buildings, an increase in property taxes, an increase in depreciation expense on buildings resulting from improvements, an increase in lease expense due to an increase in leased branches, and an increase in utility expense due to a transition back to the office by employees.

The increase in data processing expenses was primarily attributable to an increase in computer maintenance and computer licenses. These expenses included upgrades of our current systems as well as additional investments in computer software, an increase in I.T. consulting expense and an increase in information security expenses.

The increase in ATM and interchange fees was primarily attributable to an increase in debit card interchange fee expense due to the volume of transactions, and the increase in economic activity.

The increase in FDIC insurance was primarily attributable an increase in deposit account balances resulting from economic growth and stimulus programs.

The increase in advertising expenses was primarily attributable to targeted marketing efforts in order to increase our market share in existing markets.

The decrease in other operating expenses was primarily attributable to a decrease in professional fees on loans and a decrease in state bank assessment fees, partially offset by an increase in telephone expense, cash back expense, and fees and licenses expense. The decrease in professional fees on loans resulted from the investment in required software to facilitate participation in PPP lending that occurred in June 2020. The increase in telephone expense resulted from a one-time setup fee resulting from a conversion to a new vendor. The increase in cash back expense resulted from growth in market share that resulted in the opening of new deposit accounts.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Income Taxes

The Company's income tax expense was $15,056,000 for 2022, an increase of $324,000 from $14,732,000 for 2021, which was up by $5,114,000 from the 2020 total of $9,618,000. The percentage of income tax expense to earnings before taxes was 22.1% in 2022, 23.0% in 2021 and 20.0% in 2020. The increase in income tax expense in 2022 from 2021 was due to an increase in earnings before income taxes, partially offset by additional state tax credits that lowered our effective tax rate. The increase in 2021 from 2020 was due to an increase in earnings before income taxes and an increase in our effective tax rate. Our effective tax rate represents our blended federal and state rate of 26.135% affected by the impact of anticipated favorable permanent differences between our book and taxable income such as bank-owned life insurance, income earned on tax-exempt securities and loans, and certain federal and state tax credits.

Our income tax expense, deferred tax assets and liabilities reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes at both the federal and state level. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for changes in accounting policies and incorporate assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income. Changes in current tax laws and rates could also affect recorded deferred tax assets and liabilities in the future as was the case with the passage of the Tax Cuts and Jobs Act in 2017.

Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes ("ASC 740") provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC Topic 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize tax liabilities in accordance with ASC Topic 740 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Financial Condition

Balance Sheet Summary

The Company's total assets increased in 2022 by $296,054,000 or 7.42%, to $4,285,650,000 at December 31, 2022, after increasing 18.40% in 2021 to $3,989,596,000 at December 31, 2021. Loans, net of allowance for credit losses, totaled $3,113,796,000 at December 31, 2022, a $669,514,000, or 27.39%, increase compared to December 31, 2021. In 2021, management targeted owner-occupied commercial real estate, residential real estate lending and consumer lending as areas of focus. In 2022, management targeted owner-occupied commercial real estate, residential real estate lending and small business lending as areas of focus. The increase in loans in 2022 resulted from an overall increase in loan demand across all loan segments, primarily driven by a robust local housing, construction and commercial real estate market. Although the Company continued to grow loans in 2022, the Company expects to experience slower loan growth in 2023 as interest rates continue to rise and economic conditions appear likely to continue to worsen, including as a result of persistent elevated levels of inflation. At year-end 2022, securities totaled $822,812,000, a decrease of 8.33% from $897,585,000 at December 31, 2021, primarily due to an increase in interest rates that caused the fair market value of our securities portfolio to decline, partially offset by the purchase of new securities. As a result of loan growth that outpaced deposit growth, interest bearing deposits at other financial institutions decreased by $322,246,000, to $78,694,000 at December 31, 2022. Deferred income taxes totaled $51,323,000 at December 31, 2022, a $38,531,000, or 301.21%, increase compared to December 31, 2021. The increase in deferred income taxes was largely attributable to an increase in the unrealized losses on our available-for-sale securities of $140,953,000.

Total liabilities increased by $349,319,000, or 9.77%, to $3,925,198,000 at December 31, 2022 compared to $3,575,879,000 at December 31, 2021. This increase was composed primarily of the $337,634,000 increase in total deposits to $3,892,705,000, a 9.50% increase from December 31, 2021. The increase in total deposits since December 31, 2021 was primarily attributable to growth in market share and branching and brokered deposit activities, which resulted in the opening of new deposit accounts. Accrued interest and other liabilities increased to $32,493,000 from $20,808,000 at respective year ends 2022 and 2021. The increase in accrued interest and other liabilities was due to an increase in reserve for off-balance sheet exposures due to the adoption of CECL on January 1, 2022, which resulted in an adjustment to the opening balance of the reserve for off-balance sheet exposures of $6,195,000. This increase was also attributable to an increase in escrow payable, an increase in finance lease payable due to the opening of a branch in January 2022, and an increase in interest payable on interest bearing deposit accounts, partially offset by a decrease in reserve for income and excise taxes.

Stockholders' equity decreased $53,265,000, or 12.87%, in 2022, due to decrease in the fair value of available-for-sale securities and dividends paid on the Company's common stock, partially offset by net earnings, the issuance of common stock pursuant to the Company's Dividend Reinvestment Plan, the exercise of stock options, the effect of change in accounting principle for the adoption of CECL, and non-controlling contributions related to Encompass. The change in stockholders' equity includes a $104,115,000 increase in net unrealized losses on available-for-sale securities, net of taxes during the period. A more detailed discussion of assets, liabilities and capital follows.

Loans

The following schedule details the loans and percentage of loans in each category of the Company at December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022		December 31, 2021	
	AMOUNT	%	AMOUNT	%
Residential 1-4 family real estate	$ 854,970	27.0%	$ 689,579	27.6%
Commercial and multi-family real estate	1,064,297	33.6	908,673	36.4
Construction, land development and farmland	879,528	27.8	612,659	24.5
Commercial, industrial and agricultural	124,603	3.9	118,155	4.8
1-4 family equity lines of credit	151,032	4.8	92,229	3.7
Consumer and other	93,332	2.9	74,643	3.0
Total loans before net deferred loan fees	3,167,762	100.0%	2,495,938	100.0%
Net deferred loan fees	(14,153)		(12,024)	
Total loans	3,153,609		2,483,914	
Less: Allowance for credit losses	(39,813)		(39,632)	
Net loans	$ 3,113,796		$ 2,444,282	

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for credit losses, increased 27.39% at year-end 2022 when compared to year end 2021. The table above sets forth the loan categories and the percentage of such loans in the portfolio as of December 31, 2022 and 2021.

As represented in the table, Wilson Bank experienced loan growth for the year ended December 31, 2022 in all loan categories. Residential 1-4 family real estate loans increased 24.0% in 2022 and comprised 27.0% of the total loan portfolio at December 31, 2022, compared to 27.6% at December 31, 2021. Management believes the increase in residential 1-4 family real estate loans was attributable to the Bank being able to grow its residential portfolio through marketing efforts directed at those building houses, and the developing investor sector of 1-4 family. Commercial and multi-family real estate loans increased 17.1% in 2022 and comprised 33.6% of the total loan portfolio at December 31, 2022, compared to 36.4% at December 31, 2021. The increase in commercial and multi-family real estate loans is attributable to a continued robust demand for each within the Bank's footprint, with major contributing factors being strong economic and population growth. Construction, land development and farmland loans increased 43.6% in 2022 and comprised 27.8% of the total loan portfolio at December 31, 2022, compared to 24.5% at December 31, 2021. The increase in construction, land development and farmland loans reflected the overall increase in demand for such loans in our markets. Because the construction portfolio remains a meaningful portion of our portfolio, Wilson Bank actively monitors these loans as it seeks to avoid advancing funds that exceed the present value of the collateral securing the loan. The responsibility for monitoring percentage of completion and distribution of funds tied to these completion percentages are monitored and administered by a credit administration department independent of the lending function. One-to-four family equity lines of credit loans increased 63.8% in 2022 and comprised 4.8% of the total loan portfolio at December 31, 2022, compared to 3.7% at December 31, 2021. The increase in 1-4 family equity lines of credit loans is largely attributable to a series of focused efforts through bank marketing and events in 2022, with a goal to establish and deepen overall total customer relationships. Wilson Bank continues to seek to diversify its real estate portfolio over the long term as it seeks to lessen concentrations in any one type of loan. As noted above, the Company expects loan growth to slow in 2023 as a result of the rising rate environment and the likely challenging economic conditions.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2022, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods. As of December 31, 2022, the Company had not underwritten any loans in connection with capital leases.

The following table classifies the Company's fixed and variable rate loans at December 31, 2022 according to contractual maturities of: (1) one year or less, (2) after one year through five years, (3) after five years through fifteen years, and (4) after fifteen years (dollars in thousands):

	One Year or Less		After One Year Through Five Years		After Five Years Through Fifteen Years		After Fifteen Years		Total	
					December 31, 2022					
Residential 1-4 family real estate	$	52,259	$	30,378	$	114,258	$	658,075	$	854,970
Commercial and multi-family real estate		37,002		41,511		231,523		754,261		1,064,297
Construction, land development and farmland		249,916		205,837		83,280		340,495		879,528
Commercial, industrial and agricultural		17,988		42,196		37,220		27,199		124,603
1-4 family equity lines of credit		4,902		17,044		129,086		—		151,032
Consumer and other		19,350		47,043		11,290		15,649		93,332
Total	$	381,417	$	384,009	$	606,657	$	1,795,679	$	3,167,762
Loans with fixed interest rates:										
Residential 1-4 family real estate	$	39,595	$	13,227	$	20,770	$	58,657	$	132,249
Commercial and multi-family real estate		23,973		20,489		14,128		5,500		64,090
Construction, land development and farmland		176,425		75,190		19,071		23,380		294,066
Commercial, industrial and agricultural		13,883		36,318		8,523		—		58,724
1-4 family equity lines of credit		4,286		4,239		106		—		8,631
Consumer and other		8,685		45,641		7,966		1,385		63,677
Total	$	266,847	$	195,104	$	70,564	$	88,922	$	621,437
Loans with variable interest rates:										
Residential 1-4 family real estate	$	12,664	$	17,151	$	93,488	$	599,418	$	722,721
Commercial and multi-family real estate		13,029		21,022		217,395		748,761		1,000,207
Construction, land development and farmland		73,491		130,647		64,209		317,115		585,462
Commercial, industrial and agricultural		4,105		5,878		28,697		27,199		65,879
1-4 family equity lines of credit		616		12,805		128,980		—		142,401
Consumer and other		10,665		1,402		3,324		14,264		29,655
Total	$	114,570	$	188,905	$	536,093	$	1,706,757	$	2,546,325

The following table details selected information as to non-accrual loans of the Company at December 31, 2022, 2021 and 2020:

	In Thousands, Except Percentages								
	December 31, 2022			December 31, 2021			December 31, 2020		
		Non-Accrual Loans			Non-Accrual Loans			Non-Accrual Loans	
	Total Loans	Amount	Percent of Loans in Category	Total Loans	Amount	Percent of Loans in Category	Total Loans	Amount	Percent of Loans in Category
Residential 1-4 family real estate	$ 854,970	$ —	—%	$ 689,579	$ —	—%	$ 544,427	$ 1,022	0.19%
Commercial and multi-family real estate	1,064,297	—	—	908,673	—	—	949,412	311	0.03
Construction, land development and farmland	879,528	—	—	612,659	—	—	504,055	—	—
Commercial, industrial and agricultural	124,603	—	—	118,155	—	—	174,017	—	—
1-4 family equity lines of credit	151,032	—	—	92,229	—	—	78,889	—	—
Consumer and other	93,332	—	—	74,643	—	—	79,800	—	—
Total	$3,167,762	$ —		$2,495,938	$ —		$2,330,600	$ 1,333	
Allowance for credit losses on loans		$ 39,813			$ 39,632			$ 38,539	
Ratio of non-accrual loans to total loans outstanding			—%			—%			0.06%
Ratio of allowance for credit losses on loans to non-accrual loans		—%			—%			2,891.15%	

The accrual of interest income is discontinued when it is determined that collection of interest is less than probable or the collection of any amount of principal is doubtful. The decision to place a loan on non-accrual status is based on an evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors that affect the borrower's ability to pay. At the time a loan is placed on non-accrual status, the accrued but unpaid interest is also evaluated as to collectability. If collectability is doubtful, the unpaid interest is charged off. Thereafter, interest on non-accrual loans is recognized only as received. There were no non-accrual loans at December 31, 2022 or December 31, 2021.

The Company's loan portfolio includes certain loans that have been modified in a troubled debt restructuring (TDR), where economic, or other, concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. The concessions typically result from the Company's loss mitigation activities and could include reduction in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, generally six months. Nonperforming TDRs as of December 31, 2022 decreased $15,000 to $150,000 at December 31, 2022 when compared to December 31, 2021 due to the pay down of two TDR loan relationships that were non-performing at December 31, 2021, partially offset by two TDR loan relationship that were performing at December 31, 2021 that are now classified as non-performing at December 31, 2022. Total TDRs decreased $113,000 to $928,000 from December 31, 2021 to December 31, 2022 largely due the payoff of 3 loan relationships that were classified as TDRs in 2021.

At December 31, 2022, and December 31, 2021, there was no other real estate owned outstanding.

The following table sets forth for the reported periods loans that were at least 30 days but less than 60 days past due, 60 days but less than 90 days past due and nonaccrual loans and those loans past due greater than 89 days:

	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual and Greater Than 89 Days Past Due	Past Due	Current	Total Loans	Loans Greater Than 89 Days Past Due and Accruing Interest
				(In thousands)			
December 31, 2022							
Residential 1-4 family real estate	$ 2,046	1,080	426	3,552	851,418	854,970	$ 426
Commercial and multi-family real estate	397	1,626	400	2,423	1,061,874	1,064,297	400
Construction, land development and farmland	591	—	—	591	878,937	879,528	—
Commercial, industrial and agricultural	49	62	—	111	124,492	124,603	—
1-4 family equity lines of credit	74	77	—	151	150,881	151,032	—
Consumer and other	403	184	43	630	92,702	93,332	43
Total	$ 3,560	3,029	869	7,458	3,160,304	3,167,762	$ 869
December 31, 2021							
Residential 1-4 family real estate	$ 2,072	169	357	2,598	686,981	689,579	$ 357
Commercial and multi-family real estate	—	—	—	—	908,673	908,673	—
Construction, land development and farmland	1,154	215	—	1,369	611,290	612,659	—
Commercial, industrial and agricultural	58	81	—	139	118,016	118,155	—
1-4 family equity lines of credit	170	—	9	179	92,050	92,229	9
Consumer and other	288	99	23	410	74,233	74,643	23
Total	$ 3,742	564	389	4,695	2,491,243	2,495,938	$ 389

Past due loans, which include nonaccrual loans and loans greater than 89 days past due, totaled $7,458,000 at December 31, 2022, an increase from $4,695,000 at December 31, 2021. The increase in nonaccrual and greater than 89 days past due loans during the year ended December 31, 2022 of $480,000 was due primarily to the addition of one large residential 1-4 family real estate loan relationship that was greater than 89 days past due and the addition of one large commercial and multi-family real estate loan relationship that was greater than 89 days past due. The increase in 60-89 days past due loans during the year ended December 31, 2022 of $2,465,000 was due to the addition of one large residential 1-4 family real estate loan and three large commercial and multi-family real estate loans. Management believes that it is probable that it will incur losses on nonaccrual and greater than 89 days past due loans but believes that these losses should not exceed the amount in the allowance for credit losses already allocated to these loans, unless there is a deterioration of local real estate values.

The net non-performing asset ratio (NPA) is used as a measure of the overall quality of the Company's assets. Our NPA ratio is calculated by dividing the total of our loans greater than 89 days past due and accruing interest, non-accrual loans, nonperforming TDRs, and other real estate owned by our total assets outstanding. Our NPA ratios for the periods ended December 31, 2022 and December 31, 2021 were 0.02% and 0.01%, respectively. The increase in our NPA ratio was impacted by increases in loans greater than 90 days past due and accruing interest.

The internally classified loans as a percentage of the allowance for credit losses were 16.0% and 19.4%, respectively, at December 31, 2022 and 2021. At December 31, 2022, loans totaling $6,376,000 were included in the Company's internal classified loan list. Of these loans $5,917,000 are real estate secured and $459,000 are secured by various other types of collateral. Such loans are listed as classified when information obtained about possible credit problems of the borrowers has prompted management to question the ability of the borrower to comply with the repayment terms of the loan agreement. The loan classifications do not represent or result from trends or uncertainties which management expects will materially impact future operating results, liquidity or capital resources.

The allowance for credit losses is discussed under "Critical Accounting Estimates", "Provision for Credit Losses", and "Summary of Significant Accounting Policies." The Company maintains its allowance for credit losses at an amount believed by management to be adequate to absorb probable credit losses inherent in the loan portfolio as of December 31, 2022.

Substantially all of the Company's loans are from Wilson, DeKalb, Smith, Putnam, Trousdale, Davidson, Rutherford, Sumner, Williamson and adjacent counties. Although the majority of the Company's loans are in the real estate market, the Company seeks to exercise prudent risk management in lending through the diversification by loan category within the real estate segment, including residential 1-4 family real estate, commercial and multi-family real estate, construction, land development and farmland, and 1-4 family equity lines of credit.

The Company will target owner-occupied commercial real estate, residential real estate lending and consumer lending as areas of emphasis in 2023. At December 31, 2022, the Company's total loans equaled 81.0% of its total deposits as compared to 69.9% at December 31, 2021. As a practice, the Company generally generates its own loans and does not buy participations from other institutions. The Company may sell portions of the loans it generates to other financial institutions for cash in order to improve the liquidity of the Company's loan portfolio or extend its lending capacity.

**Allowance for Credit Losses**

On January 1, 2022, we adopted FASB ASU 2016-13, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our loan portfolio. The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is adequate to provide coverage for all expected credit losses.

The allowance for credit losses represents the portion of the loan's amortized cost basis that we do not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions considering macroeconomic forecasts. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses is based on the loan's amortized cost basis, excluding accrued interest receivable, as we promptly charge off accrued interest receivable determined to be uncollectible. We determine the appropriateness of the allowance through quarterly discounted cash flow modeling of the loan portfolio which considers lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. In future quarters, we may update information and forecasts that may cause significant changes in the estimate in those future quarters.

Our allowance for credit losses at December 31, 2022 reflects an amount deemed appropriate to adequately cover all expected future losses as of the date the allowance is determined based on our allowance for credit losses assessment methodology. Provision for credit losses in 2022 resulted in an increase of the allowance for credit losses (net of charge-offs and recoveries) to $39,813,000 at December 31, 2022 from $39,632,000 at December 31, 2021 and $38,539,000 at December 31, 2020. The allowance for credit losses increased 24.15%, when including the Company's opening balance adjustment for ASC 326, between December 31, 2021 and December 31, 2022 as compared to the 26.96% increase in total loans over the same period. The allowance for credit losses was 1.26% of total loans outstanding at December 31, 2022 compared to an allowance for loan losses of 1.60% at December 31, 2021 and an allowance for loan losses of 1.66% at December 31, 2020. The internally classified loans as a percentage of the allowance for credit losses and allowance for loan losses, as applicable, were 16.0% and 19.4%, respectively, at December 31, 2022 and 2021.

The following schedule provides an allocation of the year-end allowance for credit losses on loans by portfolio segment for the Company as of and for the fiscal years ended December 31, 2022 and 2021:

	Amount of Allowance Allocated	Percent of Loans in Each Category to Total Loans	Total Loans	Ratio of Allowance Allocated to Loans in Each Category
		In Thousands, Except Percentages		
December 31, 2022				
Residential 1-4 family real estate	$ 7,310	27.0%	$ 854,970	0.86%
Commercial and multi-family real estate	15,299	33.6	1,064,297	1.44
Construction, land development and farmland	13,305	27.8	879,528	1.51
Commercial, industrial and agricultural	1,437	3.9	124,603	1.15
1-4 family equity lines of credit	1,170	4.8	151,032	0.77
Consumer and other	1,292	2.9	93,332	1.38
Total	$ 39,813	100.0%	3,167,762	1.26
Net deferred loan fees			(14,153)	
			$3,153,609	1.26%
December 31, 2021				
Residential 1-4 family real estate	$ 9,242	27.6%	$ 689,579	1.34%
Commercial and multi-family real estate	16,846	36.4	908,673	1.85
Construction, land development and farmland	9,757	24.5	612,659	1.59
Commercial, industrial and agricultural	1,329	4.8	118,155	1.12
1-4 family equity lines of credit	1,098	3.7	92,229	1.19
Consumer and other	1,360	3.0	74,643	1.82
Total	$ 39,632	100.0%	2,495,938	1.59
Net deferred loan fees			(12,024)	
			$2,483,914	1.60%

The allowance for credit losses is an amount that management believes will be adequate to absorb expected losses on existing loans that may become uncollectible. The allowance for credit losses as a percentage of total loans outstanding at December 31, 2022, net of deferred fees, decreased from the year ended December 31, 2021. This decrease was largely due to the implementation of CECL on January 1, 2022, which resulted in a downward adjustment to the opening balance of the allowance for credit losses of $7.6 million, offset by an increased provision expense due to loan growth.

We measure expected credit losses over the life of each loan utilizing two models. For residential 1-4 family, commercial and multi-family real estate, construction and land development, commercial and industrial, 1-4 family equity lines of credit, municipal, and certain other loan types, we use discounted cash flow models which measure probability of default and loss given default. For farmland, agricultural, credit cards, auto, and other consumer loans we use the remaining life method to estimate credit losses. The measurement of expected credit losses for loan segments utilizing discounted cash flow is impacted by certain macroeconomic variables. Models are adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period.

In estimating expected credit losses as of December 31, 2022, we utilized the Moody's Analytics December 2022 BL Baseline Scenario (the "December BL Scenario") to forecast the macroeconomic variables used in our models. The December BL Scenario was based on the review of a variety of surveys of baseline forecasts of the U.S. economy. The December BL Scenario projections included, among other things, (i) U.S. Gross Domestic Product ("GDP") annualized quarterly growth rates in the range of approximately 0.78% to 1.14% during 2023 and 1.45% to 2.55% through the end of the forecast period in the fourth quarter of 2024; (ii) a U.S. unemployment rate in the range of approximately 3.80% to 4.15% during 2023 and 3.91% to 4.19% through the end of the forecast period in the fourth quarter of 2024; and (iii) a Home Price Index annualized quarterly growth rates in the range of approximately (4.46)% to 1.75% during 2023 and (4.67)% to (3.54)% through the end of the forecast period in the fourth quarter of 2024.

We adjust model results using qualitative factor ("Q-factor") adjustments. Q-Factor adjustments are based upon management judgment and current assessment as to the impact of risks related to changes in lending policies and procedures; economic and business conditions; loan portfolio attributes and credit concentrations; and external factors, among other things, that are not already captured within the modeling inputs, assumptions and other processes. Management assesses the potential impact of such items within a range of major risk to improvement and adjusts the modeled expected credit loss by an aggregate adjustment percentage based upon the assessment.

Wilson Bank's charge-off policy for collateral dependent loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when a determination is made that the loan is uncollectible. Net charge-offs increased to $911,000 in 2022 from net charge-offs of $50,000 in 2021. Net recoveries in 2020 totaled $117,000. The ratio of net charge-offs to average total outstanding loans was 0.03% in 2022, 0.00% in 2021 and (0.01%) in 2020. Overall, the Bank experienced minimal charge-offs during 2022. It is expected that charge-offs will be modest for 2023; however, a deterioration in local economic conditions may negatively impact charge-offs in the future.

We also maintain an allowance for credit losses on off-balance sheet exposures, which decreased $1.0 million when compared to our day one allowance for credit losses for off-balance sheet exposures as a result of an increase in our unconditionally cancellable commitments, which are excluded from ASC 326 and a decrease in the rate at which we were reserving against the off-balance sheet exposures.

The level of the allowance and the amount of the provision for credit losses involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for credit losses which management believes is adequate to absorb losses in the loan portfolio. A formal calculation is prepared quarterly by the Company's Chief Financial Officer and provided to the Board of Directors to determine the adequacy of the allowance for credit losses. The calculation includes an evaluation of historical default and loss experience, current and forecasted economic conditions, an evaluation of qualitative factors, industry and peer bank loan quality indicators and other factors. See the discussion above under "Application of Critical Accounting Policies and Accounting Estimates" for more information. Management believes the allowance for credit losses at December 31, 2022 to be adequate, but if forecasted economic conditions do not meet management's current expectations, the allowance for credit losses may require an increase through additional provision for credit loss expense which would negatively impact earnings.

Securities

Securities decreased 8.33% to $822,812,000 at December 31, 2022 from $897,585,000 at December 31, 2021, and comprised the second largest and other primary component of the Company's earning assets. Securities decreased due to an increase in interest rates that caused the fair market value of our securities portfolio to decline, partially offset by the purchase of new securities. The average yield, including tax equivalent adjustment, of the securities portfolio at December 31, 2022 was 2.15% with a weighted average life of 8.25 years, as compared to an average yield of 1.60% and a weighted average life of 8.17 years at December 31, 2021. The weighted average lives on mortgage-backed securities reflect the repayment rate used for book value calculations.

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Upon and subsequent to adoption of CECL, for available-for-sale debt securities in an unrealized loss position, we evaluate the securities at each measurement date to determine whether the decline in the fair value below the amortized cost basis is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized through the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via provision for credit loss. At January 1, 2022 and December 31, 2022, we determined that available-for-sale securities that experienced a decline in fair value below the amortized cost basis were due to noncredit-related factors, principally the result of the rising interest rate environment we have been experiencing. Therefore, there was no provision for credit loss recognized during the twelve months ended December 31, 2022 with respect to our available-for-sale securities.

No securities have been classified as trading securities or held-to-maturity at December 31, 2022, December 31, 2021, or December 31, 2020.

Investment securities at December 31, 2022 and December 31, 2021 consisted of the following:

December 31, 2022
Securities Available-For-Sale
(In Thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies	$ 7,353	—	856	6,497
U.S. Government-sponsored enterprises (GSEs)	177,261	—	32,049	145,212
Mortgage-backed securities	518,727	1	74,290	444,438
Asset-backed securities	47,538	—	2,288	45,250
Corporate bonds	2,500	—	97	2,403
Obligations of states and political subdivisions	218,936	—	39,924	179,012
	$ 972,315	1	149,504	822,812

December 31, 2021
Securities Available-For-Sale
(In Thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies	$ 7,320	—	99	7,221
U.S. Government-sponsored enterprises (GSEs)	163,700	20	4,490	159,230
Mortgage-backed securities	465,588	2,726	6,537	461,777
Asset-backed securities	46,583	213	83	46,713
Corporate bonds	2,500	75	—	2,575
Obligations of states and political subdivisions	220,444	2,611	2,986	220,069
	$ 906,135	5,645	14,195	897,585

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following table details the contractual maturities and weighted average yields of investment securities of the Company. Actual maturities may differ from contractual maturities of mortgage and asset-backed securities because the mortgages or other assets underlying such securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2022:

	December 31, 2022	
Available-For-Sale Securities	**Estimated Market Value**	**Weighted Average Yields**
	(In Thousands, Except Yields)	
Mortgage and asset-backed securities		
One year or less	$ 77	2.33%
After one year through five years	27,245	2.00
After five years through ten years	76,271	2.73
After ten years	386,095	2.29
Total Mortgage and asset backed securities	489,688	2.34
U.S. Treasury and other U.S. government agencies:		
One year or less	—	—
After one year through five years	6,497	1.00
After five years through ten years	—	—
After ten years	—	—
Total U.S. Treasury and other U.S. government agencies:	6,497	1.00
U.S. Government-sponsored enterprises (GSEs):		
One year or less	4,853	0.33
After one year through five years	29,739	0.99
After five years through ten years	90,139	1.44
After ten years	20,481	1.90
Total U.S. Government-sponsored enterprises (GSEs)	145,212	1.38
Obligations of states and political subdivisions*:		
One year or less	—	—
After one year through five years	5,431	2.00
After five years through ten years	59,675	1.89
After ten years	113,906	2.50
Total obligations of states and political subdivisions	179,012	2.28
Corporate bonds:		
One year or less	—	—
After one year through five years	2,403	4.25
After five years through ten years	—	—
After ten years	—	—
Total corporate bonds	2,403	4.25
Total available-for-sale securities	$ 822,812	2.15%

* Weighted average yield on tax-exempt obligations is stated on a tax-equivalent basis, assuming a weighted average Federal income tax rate of 21%.

We computed weighted average yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the fair value of each security in that range.

Premises and Equipment, net

Premises and equipment decreased $815,000, or 1.30%, from December 31, 2021 to December 31, 2022. The primary reason for the decrease was due to current year depreciation of $4,462,000 and the sale of a property which was originally purchased for a new branch location, which was partially offset by an increase in leasehold improvements and an increase in furniture, fixtures and equipment from the opening of a new branch, the purchase of a lot for possible future expansion, the remodel of five branches, an increase in computer software, and the purchase of four company vehicles.

Bank Owned Life Insurance

Bank owned life insurance increased $11,801,000, or 25.54%, from December 31, 2021 to December 31, 2022. The primary reason for the increase was due to the purchase of multiple policies totaling $10,500,000 and an increase in the overall cash surrender value of $1,300,000.

Deposits

The increases in assets in 2022 and 2021 were funded primarily by increases in deposits and the Company's earnings. Total deposits, which are the principal source of funds for the Company, totaled $3,892,705,000 at December 31, 2022 compared to $3,555,071,000 at December 31, 2021, an increase of 9.50%. The Company has targeted local consumers, professionals and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Putnam County, Smith County, Sumner County, Rutherford County, Trousdale County and Williamson County areas are attractive economic markets offering growth opportunities for the Company; however, the Company competes with several larger banks and community banks that have bank offices in these counties which may negatively impact market growth or maintenance of current market share. Even though the Company is in a very competitive market, management currently believes that its market share can be maintained or expanded.

The $337,634,000, or 9.50%, growth in deposits in 2022 was due to a $100,114,000, or 8.33%, increase in money market accounts, an increase in certificates of deposits of $178,510,000, or 34.12%, a $39,886,000, or 3.87%, increase in NOW accounts, and a $42,529,000, or 14.35%, increase in savings accounts, partially offset by a $18,595,000, or 4.29%, decrease in demand deposit accounts and a decrease in individual retirement accounts of $4,810,000, or 6.87%. The increase in interest-bearing deposits is due to the Bank increasing rates to remain competitive in our market areas and customers shifting to these products from non-interest bearing accounts. The average rate paid on average total interest-bearing deposits was 0.49% for 2022 compared to 0.40% for 2021. The average rate paid in 2020 was 0.72%. The increase in total deposits since December 31, 2021 is primarily attributable to growth in market share which resulted in the opening of new accounts. Competitive pressure from other banks in our market area relating to deposit pricing could adversely affect the rates paid on deposit accounts as it limits our ability to lower deposit rates as short-term interest rates fall. It's these same competitive pressures that may cause our deposit rates to rise more quickly than we are able to increase the rates we earn on loans in a rising rate environment. If either of these scenarios were to happen, as it did in the second half of 2022, our net interest margin would experience compression and our results of operations would be negatively impacted. As noted above, we raised rates on time deposits to maintain liquidity levels and offer competitive rates in our markets. We expect deposit rates to continue to increase during the first half of 2023. The ratio of average loans to average deposits was 75.5% in 2022, 73.6% in 2021, and 83.1% in 2020.

The average amounts and average interest rates for deposits for 2022 and 2021 are detailed in the following schedule:

	2022		2021	
	Average Balance In Thousands	_Average Rate_	_Average Balance In Thousands_	_Average Rate_
Non-interest bearing deposits	$ 434,443	—%	$ 385,264	—%
Interest-bearing deposits:				
Negotiable order of withdrawal accounts	1,083,028	0.24	912,577	0.20
Money market demand accounts	1,250,916	0.47	1,079,002	0.14
Time deposits	601,100	1.08	605,162	1.26
Other savings	332,918	0.34	253,265	0.19
Total interest-bearing deposits	3,267,962	0.49%	2,850,006	0.40%
Total deposits	$ 3,702,405	0.43%	$ 3,235,270	0.36%

At December 31, 2022 and 2021, we estimate that we had approximately $1.2 billion and $1.1 billion, respectively, in uninsured deposits, which are the portion of deposit amounts that exceed the FDIC insurance limit.

The following schedule details the maturities of estimated uninsured time deposits greater than $250,000 at December 31, 2022:

	In Thousands
Time deposits otherwise uninsured with a maturity of:	
Three months or less	$ 21,340
Over three through six months	49,146
Over six through twelve months	55,999
Over twelve months	64,132
Portion of U.S. time deposits in excess of insurance limit	$ 190,617

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Off Balance Sheet Arrangements

At December 31, 2022, the Company had unfunded lines of credit of $1.2 billion and outstanding standby letters of credit of $118 million. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to access interest-bearing deposits in other financial institutions, liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks. Liquidation of securities available-for-sale could trigger recognition of losses by the Bank if those securities sold to meet these commitments were in a loss position when sold. As mentioned below, Wilson Bank has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, its investment security maturities, and short-term borrowings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both short term and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets quarterly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

Liquidity and Asset Management

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Liquid assets include cash, due from banks, interest bearing deposits in other financial institutions and unpledged investment securities. At December 31, 2022, the Company's liquid assets totaled approximately $522.7 million, inclusive of $417.7 million of unpledged investment securities available-for-sale. Additionally, as of December 31, 2022, the Company had available approximately $126.2 million in unused federal funds lines of credit and, subject to certain restrictions and collateral requirements, approximately $526.5 million of borrowing capacity with the Federal Home Loan Bank of Cincinnati to meet short term funding needs.

The Company maintains a formal asset and liability management process to quantify, monitor and control interest rate risk, and to assist management in maintaining stability in the net interest margin under varying interest rate environments. The Company accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines and competitive market conditions.

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income cannot be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term borrowings, loan payments and investment security maturities provide a secondary source. At December 31, 2022, the Company had a liability sensitive position (a negative gap). Liability sensitivity means that more of the Company's liabilities are capable of re-pricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. Liability sensitivity generally should lead to an expansion in net interest margin in a declining rate environment, but for that to occur the Bank will need to reprice its deposits more quickly than it reprices rates it earns on loans. Conversely, a rising rate environment could have a short-term negative impact on net interest margin, as deposits would likely re-price faster than assets and rates on our variable rate loan portfolio would not reprice until the contractual repricing dates within each agreement are met before we begin to see the benefit of rising rates on those loans. Management regularly monitors the deposit rates of the Company's competitors and these rates continue to put pressure on the Company's deposit pricing, just as loan pricing pressure from competition within our markets continues to negatively impact loan yields. This pressure could continue to negatively impact the Company's net interest margin and earnings if short-term rates rise or these competitive pressures limit the Company's ability to lower deposit rates in a declining rate environment. As discussed elsewhere herein, the Bank anticipates that its net interest margin is likely to contract during 2023 because of such competitive pressures in its markets and the expected short-term impact of the anticipated increases in federal funds rate due to the Company's liability sensitive position.

The Company's securities portfolio consists of earning assets that provide interest income. Securities classified as available-for-sale include securities intended to be used as part of the Company's asset/liability strategy and/or securities that may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital and similar economic factors. At December 31, 2022, securities totaling approximately $61.7 million mature or will be subject to rate adjustments within the next twelve months.

A secondary source of liquidity is the Company's loan portfolio. At December 31, 2022, loans totaling approximately $1.0 billion either will become due or will be subject to rate adjustments within twelve months from that date. Continued emphasis will be placed on structuring adjustable rate loans.

As for liabilities, certificates of deposit and individual retirement accounts of $250,000 or greater totaling approximately $190.2 million will become due or reprice during the next twelve months. Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit accounts and regular savings accounts. Management anticipates that there will be no significant withdrawals from these accounts in the future.

Interest Rate Sensitivity Gaps

The following schedule details the Company's interest rate sensitivity gaps for different time periods at December 31, 2022:

		Repricing Within				
(In Thousands)	**Total**	**0-30 Days**	**31-90 Days**	**91-180 Days**	**181-365 Days**	**Over 1 Year**
Earning assets:						
Loans, net of deferred fees	$ 3,153,609	474,155	84,236	119,455	326,422	2,149,341
Securities	822,812	31,792	4,901	488	24,485	761,146
Loans held for sale	3,355	—	—	—	—	3,355
Interest bearing deposits	78,694	78,694	—	—	—	—
Federal funds sold	308	308	—	—	—	—
Restricted equity securities	4,357	4,357	—	—	—	—
Total earning assets	4,063,135	589,306	89,137	119,943	350,907	2,913,842
Interest-bearing liabilities:						
Negotiable order of withdrawal accounts	1,070,629	1,070,629	—	—	—	—
Money market demand accounts	1,301,349	1,301,349	—	—	—	—
Individual retirement accounts	65,202	3,230	6,655	7,410	14,268	33,639
Other savings	338,963	338,963	—	—	—	—
Certificates of deposit	701,657	23,282	86,821	166,640	186,339	238,575
Finance leases	2,281	—	—	—	—	2,281
	3,480,081	2,737,453	93,476	174,050	200,607	274,495
Interest-sensitivity gap	$ 583,054	(2,148,147)	(4,339)	(54,107)	150,300	2,639,347
Cumulative gap		(2,148,147)	(2,152,486)	(2,206,593)	(2,056,293)	583,054
Interest-sensitivity gap as % of total assets		(50.1)%	(0.1)%	(1.3)%	3.5%	61.6%
Cumulative gap as % of total assets		(50.1)%	(50.2)%	(51.5)%	(48.0)%	13.6%

As detailed in the chart, as of December 31, 2022, the Company is forecasted to maintain a liability sensitive position over the next twelve months. However, management expects that liabilities of a demand nature will renew and that it may be necessary to replace them with higher cost of funds.

The Company also uses simulation modeling to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. The Asset Liability Committee meets quarterly to analyze the interest rate shock simulation. The interest rate simulation model is based on a number of assumptions. The assumptions relate primarily to loan and deposit growth, asset and liability prepayments, the call features of investment securities, interest rates and balance sheet management strategies. The Company also uses Economic Value of Equity ("EVE") sensitivity analysis to understand the impact of changes in interest rates on long-term cash flows, income and capital. EVE is calculated by discounting the cash flows for all balance sheet instruments under different interest rate scenarios. The EVE is a longer term view of interest rate risk because it measures the present value of the future cash flows. Presented below is the estimated impact on Wilson Bank's net interest income and EVE as of December 31, 2022, assuming an immediate shift in interest rates:

	% Change from Base Case for Immediate Parallel Changes in Rates					
	-300 BP	-200 BP	-100 BP	+100 BP	+200 BP	+300 BP
Net interest income	(7.95)%	(3.59)%	(1.25)%	(2.31)%	(4.57)%	(7.00)%
EVE	(16.55)%	(6.96)%	(1.45)%	(1.66)%	(4.03)%	(6.93)%

While an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, we believe that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could mitigate any potential adverse impact of changes in interest rates. Moreover, since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, hedging strategies that we may institute, and changing product spreads that could mitigate any potential adverse impact of changes in interest rates.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long-term earnings through funds management/interest rate risk management. The Company's rate sensitivity

position has an important impact on earnings. Senior management of the Company analyzes the rate sensitivity position quarterly. Management focuses on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

Management believes that with present maturities, borrowing capacity with the Federal Home Loan Bank of Cincinnati and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the near term future.

Impact of Inflation

Although interest rates are significantly affected by inflation, for the fiscal years ended December 31, 2022, 2021, and 2020, the inflation rate is believed to have had an immaterial impact on the Company's results of operations. While inflation increased in 2022, inflation has moderated in the last quarter of 2022. Outside of its potential impact on our customers, we do not expect such increased inflation to have a material impact on our operations in 2023 other than any effect it may have on interest rates, though continued elevated levels of inflation could also negatively impact our non-interest expense.

Capital Resources, Capital Position and Dividends

At December 31, 2022, total stockholders' equity was $360,452,000, or 8.41% of total assets, which compares with $413,717,000, or 10.37% of total assets, at December 31, 2021, and $380,121,000, or 11.28% of total assets, at December 31, 2020. The dollar decrease in the Company's stockholders' equity during 2022 reflects (i) the net change in unrealized loss on available-for-sale securities of $104,115,000, (ii) cash dividends of $1.85 per share totaling $20,880,000, (iii) the issuance of 250,365 shares of common stock for $16,117,000, as reinvestment of cash dividends, (iv) the issuance of 19,687 shares of common stock pursuant to exercise of stock options for $635,000, (v) stock-based compensation expense of $910,000, (v) net income of $53,042,000, (vi) $1,011,000 related to the cumulative effect of change in accounting principle for the adoption of CECL, (vii) $22,000 of net loss related to minority interest, and (viii) $37,000 in non-controlling contributions related to Encompass.

For a discussion of the Company's and Wilson Bank's capital levels and required minimum levels of capital each is required to maintain under applicable regulatory requirements see Note 17, Regulatory Matters and Restrictions on Dividends in the notes to the Company's consolidated financial statements appearing elsewhere in this report.

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

	In Thousands, Except Per Share Information *As Of December 31,*				
	2022	**2021**	**2020**	**2019**	**2018**
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$ 4,285,650	3,989,596	3,369,604	2,794,209	2,543,682
Loans, net	$ 3,113,796	2,444,282	2,282,766	2,057,175	2,016,005
Securities	$ 822,812	897,585	580,543	421,145	285,252
Deposits	$ 3,892,705	3,555,071	2,960,595	2,417,605	2,235,655
Stockholders' equity	$ 360,452	413,717	380,121	336,984	295,667

	Years Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
CONSOLIDATED STATEMENTS OF EARNINGS:					
Interest income	$ 157,540	129,841	122,968	118,077	103,525
Interest expense	16,133	11,636	18,219	23,379	14,618
Net interest income	141,407	118,205	104,749	94,698	88,907
Provision for credit losses - loans	8,656	1,143	9,696	2,040	4,298
Provision for credit losses - off-balance sheet exposures	(1,014)	262	259	75	23
Net interest income after provision for credit losses	133,765	116,800	94,794	92,583	84,586
Non-interest income	27,420	32,850	29,795	25,410	22,641
Non-interest expense	93,109	85,492	76,479	70,882	65,850
Earnings before income taxes	68,076	64,158	48,110	47,111	41,377
Income taxes	15,056	14,732	9,618	11,067	8,783
Net earnings	53,020	49,426	38,492	36,044	32,594
Net loss attributable to non-controlling interest	22	—	—	—	—
Net earnings attributable to Wilson Bank Holding Company	$ 53,042	49,426	38,492	36,044	32,594
Cash dividends declared	$ 20,880	14,909	13,013	11,725	9,447
PER SHARE DATA:					
Basic earnings per common share	$ 4.66	4.44	3.52	3.36	3.09
Diluted earnings per common share	$ 4.65	4.43	3.51	3.35	3.08
Cash dividends	$ 1.85	1.35	1.20	1.10	0.90
Book value	$ 31.42	36.93	34.58	31.24	27.83
RATIOS:					
Return on average stockholders' equity	14.36%	12.45	10.65	11.31	11.70
Return on average assets	1.29%	1.35	1.24	1.34	1.35
Total capital to assets	8.41%	10.37	11.28	12.06	11.62
Dividends declared per share as a percentage of basic earnings per share	39.70%	30.41	34.09	32.74	29.13

WILSON
BANK HOLDING CO.

YOUR FAMILY FINANCIAL CENTER

MANAGEMENT REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The management of Wilson Bank Holding Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Wilson Bank Holding Company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, we believe that, as of December 31, 2022, the company's internal control over financial reporting is effective based on those criteria. Wilson Bank Holding Company's independent auditors have issued an audit report on our assessment of the company's internal control over financial reporting.

March 1, 2023



John C. McDearman III	Lisa Pominski
CEO	Executive Vice President and CFO

623 WEST MAIN ST. • P.O. BOX 768 •LEBANON, TN 37088-0768 • 615-444-2265



Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed its method for accounting for allowance for credit losses effective January 1, 2022, due to the adoption of Financial Accounting Standards Board Accounting Standards Codification No. 326, Financial Instruments - Credit Losses ("ASC 326"). The Company adopted the new credit loss standard using the modified retrospective method provided in Accounting Standards Update No. 2016-13 such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. The adoption of the new credit loss standard and its subsequent application is also communicated as a critical audit matter below.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses on Loans -Reasonable and Supportable Forecasts and Qualitative Adjustments

The Company adopted ASC 326, Financial Instruments – Credit Losses, as of January 1, 2022, which, among other things, required that the Company recognize expected credit losses over the contractual life of financial assets utilizing the Current Expected Credit Losses ("CECL") methodology. As of January 1, 2022, the Company recorded an allowance for credit losses ("ACL") of $32.1 million and an increase to retained earnings, net of tax of $5.6 million as a cumulative-effect adjustment using a modified retrospective approach. See change in accounting principle explanatory paragraph above. As of December 31, 2022, the Company's loan portfolio totaled $3.2 billion, and its ACL was $39.8 million. Provision for credit losses was $8.7 million for the year then ended. The Company disclosed information regarding the adoption of the standard and the Company's financial assets and allowance for credit losses in Note 1. Summary of Significant Accounting Policies and Note 2 Loans and Allowance for Credit Losses to the consolidated financial statements.

The Company primarily used a discounted cash flow (DCF) model to calculate its ACL. DCF calculates the present value of the future expected cash flows for all loans included in the analysis at the loan's effective interest rate. The analysis was performed using a bottom-up approach with loan-level data. The loan-level calculations were rolled up to the pool level to get the total amortized cost of cash flow loans by each pool. The amortized cost is then discounted back to the present value. The total dollar reserve applied to the pool is the total amortized cost net present value.

Within its DCF model, the Company primarily employed a probability of default ("PD") and loss given default ("LGD") modeling approach. The PD assumption of the Company's ACL model utilized historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. Losses are forecasted over a period of time determined to be reasonable and supportable, and then reverted to long term historical averages. The Company adjusted its overall ACL with qualitative adjustments that are not inherently considered in the quantitative component of the methodology.

While the qualitative categories and the measurements utilized to quantify the risks associated with each of the qualitative adjustments are built primarily upon objective measurements where applicable, they are subjectively developed and interpreted by management.

The audit procedures over the reasonable and supportable forecast scenarios and qualitative adjustments utilized in management's methodology involved challenging and subjective auditor judgment. Therefore, we identified auditing the reasonable and supportable forecast scenarios and qualitative adjustments applied as a critical audit matter.

The primary audit procedures we performed to address this critical audit matter included the following:

- Tested the operating effectiveness of controls specific to:
  - Determining the reasonableness of the forecasted macroeconomic scenarios used in the model.
  - The identification and application of qualitative adjustments to the ACL model.
  - The relevance and reliability of data used by the Company's third-party vendor to develop forecast scenarios.
  - The Company's allowance committee's oversight and review of the overall ACL.

- Performed substantive testing over the qualitative adjustments including:
  - Evaluated the reasonableness and appropriateness of the policies and methodologies employed including, but not limited to, evaluating their conceptual soundness and inspecting and testing significant assumptions and judgments.
  - Evaluated management's judgments in the selection and application of the forecasted macroeconomic scenarios.
  - Evaluated management's rationale for determining qualitative adjustments were relevant and warranted for each loan segment and assessed the measurement of qualitative factor adjustments applied by management.
  - Assessed changes in qualitative factors year-over-year against overall trends in credit quality within the Company and broader trends within the industry and local and national economies to evaluate reasonableness of management's qualitative factor adjustments.

Maggart & Associates, P.C.

We have served as the Company's auditor since 1987.

Nashville, Tennessee
March 1, 2023



MAGGART
& ASSOCIATES, P.C.
CPAs & Advisors

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion on Internal Control over Financial Reporting

We have audited Wilson Bank Holding Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wilson Bank Holding Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

1201 DEMONBREUN STREET ▪ SUITE 1220 ▪ NASHVILLE, TENNESSEE 37203-3140 ▪ (615) 252-6100 ▪ Fax ▪ (615) 252-6105
www.maggartpc.com

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Maggart & Associates, P.C.

Nashville, Tennessee
March 1, 2023

WILSON BANK HOLDING COMPANY
Consolidated Balance Sheets
December 31, 2022 and 2021

	Dollars in thousands	
	2022	2021
ASSETS		
Loans, net of allowance for credit losses of $39,813 and $39,632, respectively	$ 3,113,796	2,444,282
Available-for-sale securities, at market (amortized cost $972,315 and $906,135, respectively)	822,812	897,585
Loans held for sale	3,355	11,843
Interest bearing deposits	78,694	400,940
Federal funds sold	308	27,055
Restricted equity securities, at cost	4,357	5,089
Total earning assets	4,023,322	3,786,794
Cash and due from banks	25,787	25,423
Premises and equipment, net	62,031	62,846
Accrued interest receivable	11,397	7,641
Deferred income taxes	51,323	12,792
Bank owned life insurance	58,007	46,206
Goodwill	4,805	4,805
Other assets	48,978	43,089
Total assets	$ 4,285,650	3,989,596
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	414,905	433,500
Interest bearing	3,477,800	3,121,571
Total deposits	3,892,705	3,555,071
Accrued interest and other liabilities	32,493	20,808
Total liabilities	3,925,198	3,575,879
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 11,472,181 and 11,201,504 shares issued and outstanding, respectively	22,944	22,403
Additional paid-in capital	122,298	105,177
Retained earnings	325,625	292,452
Noncontrolling interest in consolidated subsidiary	15	—
Accumulated other comprehensive losses, net of taxes of $39,073 and $2,235, respectively	(110,430)	(6,315)
Total stockholders' equity	360,452	413,717
Total liabilities and stockholders' equity	$ 4,285,650	3,989,596

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Earnings
Three Years Ended December 31, 2022

		Dollars In Thousands (except per share data)	
	2022	**2021**	**2020**
Interest income:			
Interest and fees on loans	$ 138,161	118,676	113,224
Interest and dividends on securities:			
Taxable securities	15,902	8,922	7,272
Exempt from Federal income taxes	1,392	1,229	1,102
Interest on loans held for sale	264	438	616
Interest on Federal funds sold	111	13	56
Interest on interest bearing deposits	1,522	445	582
Interest and dividends on restricted equity securities	188	118	116
Total interest income	157,540	129,841	122,968
Interest expense:			
Interest on negotiable order of withdrawal accounts	2,546	1,866	2,150
Interest on money market accounts and other savings accounts	7,021	2,027	4,163
Interest on certificates of deposit and individual retirement accounts	6,486	7,610	10,939
Interest on Federal funds purchased	14	—	—
Interest on Federal Home Loan Bank advances	—	133	967
Interest on finance leases	66	—	—
Total interest expense	16,133	11,636	18,219
Net interest income before provision for credit losses	141,407	118,205	104,749
Provision for credit losses - loans	8,656	1,143	9,696
Provision for credit losses - off-balance sheet exposures	(1,014)	262	259
Net interest income after provision for credit losses	133,765	116,800	94,794
Non-interest income	27,420	32,850	29,795
Non-interest expense	93,109	85,492	76,479
Earnings before income taxes	68,076	64,158	48,110
Income taxes	15,056	14,732	9,618
Net earnings	53,020	49,426	38,492
Net loss attributable to noncontrolling interest	22	—	—
Net earnings attributable to Wilson Bank Holding Company	$ 53,042	49,426	38,492
Basic earnings per common share	$ 4.66	4.44	3.52
Diluted earnings per common share	$ 4.65	4.43	3.51
Weighted average common shares outstanding:			
Basic	11,377,617	11,131,897	10,927,065
Diluted	11,408,924	11,162,956	10,953,746

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Comprehensive Earnings
Three Years Ended December 31, 2022

	Dollars In Thousands		
	2022	**2021**	**2020**
Net earnings	$ 53,020	49,426	38,492
Other comprehensive earnings (losses):			
Unrealized gains (losses) on available-for-sale securities	(142,573)	(18,223)	9,645
Reclassification adjustment for net losses (gains) included in net earnings	1,620	(28)	(882)
Tax effect	36,838	4,771	(2,291)
Other comprehensive earnings (losses)	(104,115)	(13,480)	6,472
Comprehensive earnings (losses)	$ (51,095)	35,946	44,964
Comprehensive losses attributable to noncontrolling interest	22	—	—
Comprehensive earnings (losses) attributable to Wilson Bank Holding Company	$ (51,073)	35,946	44,964

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Changes in Stockholders' Equity
Three Years Ended December 31, 2022

	Common Stock	Additional Paid In Capital	Retained Earnings	Noncontrolling Interest	Accumulated Other Comprehensive Earnings (Loss)	Total
			Dollars In Thousands			
Balance January 1, 2020	$ 21,586	82,249	232,456	—	693	336,984
Cash dividends declared, $1.20 per share	—	—	(13,013)	—	—	(13,013)
Issuance of 180,424 shares of common stock pursuant to dividend reinvestment plan	361	9,695	—	—	—	10,056
Issuance of 19,981 shares of common stock pursuant to exercise of stock options	40	678	—	—	—	718
Share based compensation expense	—	412	—	—	—	412
Net change in fair value of available-for-sale securities during the year, net of taxes of $2,291	—	—	—	—	6,472	6,472
Net earnings for the year	—	—	38,492	—	—	38,492
Balance December 31, 2020	21,987	93,034	257,935	—	7,165	380,121
Cash dividends declared, $1.35 per share	—	—	(14,909)	—	—	(14,909)
Issuance of 186,583 shares of common stock pursuant to dividend reinvestment plan	373	10,815	—	—	—	11,188
Issuance of 21,517 shares of common stock pursuant to exercise of stock options	43	819	—	—	—	862
Share based compensation expense	—	509	—	—	—	509
Net change in fair value of available-for-sale securities during the year, net of taxes of $4,771	—	—	—	—	(13,480)	(13,480)
Net earnings for the year	—	—	49,426	—	—	49,426
Balance December 31, 2021	22,403	105,177	292,452	—	(6,315)	413,717
Cash dividends declared, $1.85 per share	—	—	(20,880)	—	—	(20,880)
Issuance of 250,365 shares of common stock pursuant to dividend reinvestment plan	501	15,616	—	—	—	16,117
Issuance of 19,687 shares of common stock pursuant to exercise of stock options	39	596	—	—	—	635
Vesting of 625 restricted share awards	1	(1)	—	—	—	—
Share based compensation expense	—	910	—	—	—	910
Net change in fair value of available-for-sale securities during the year, net of taxes of $36,838	—	—	—	—	(104,115)	(104,115)
Cumulative effect of change in accounting principle from the adoption of ASC 326	—	—	1,011	—	—	1,011
Noncontrolling interest contribution	—	—	—	37	—	37
Net earnings (loss) for the year	—	—	53,042	(22)	—	53,020
Balance December 31, 2022	$ 22,944	122,298	325,625	15	(110,430)	360,452

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2022
Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2022	2021	2020
OPERATING ACTIVITIES			
Consolidated net income	$ 53,020	$ 49,426	$ 38,492
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Provision for credit losses	7,642	1,405	9,955
Deferred income taxes provision	(2,051)	(932)	(3,304)
Depreciation and amortization of premises and equipment	4,462	4,235	4,250
Loss (gain) on disposal of premises and equipment	(291)	43	63
Net amortization of securities	4,003	5,377	4,588
Net realized losses (gains) on sales of securities	1,620	(28)	(882)
Gains on mortgage loans sold, net	(2,973)	(9,997)	(9,560)
Stock-based compensation expense	1,864	1,428	1,180
Loss (gain) on other real estate	—	15	(658)
Loss (gain) on sale of other assets	(8)	(6)	4
Increase in value of life insurance and annuity contracts	(1,345)	(1,109)	(959)
Mortgage loans originated for resale	(106,601)	(215,813)	(213,483)
Proceeds from sale of mortgage loans	118,062	233,441	221,748
Gain on lease modification	—	—	(29)
Right of use asset amortization	397	387	376
Change in			
Accrued interest receivable	(3,756)	(125)	(1,571)
Other assets	248	(4,458)	(805)
Accrued interest payable	1,516	(1,458)	(763)
Other liabilities	(2,602)	(383)	1,596
TOTAL ADJUSTMENTS	20,187	12,022	11,746
NET CASH PROVIDED BY OPERATING ACTIVITIES	73,207	61,448	50,238
INVESTING ACTIVITIES			
Activities in available for sale securities			
Purchases	(200,075)	(530,155)	(409,996)
Sales	42,728	39,652	54,870
Maturities, prepayments and calls	85,544	149,861	200,785
Redemptions (purchases) of restricted equity securities	732	—	(409)
Net increase in loans	(673,871)	(164,095)	(236,411)
Purchase of buildings, leasehold improvements, and equipment	(5,022)	(8,922)	(2,220)
Proceeds from sale of premises and equipment	1,758	—	—
Proceeds from sale of other assets	34	109	9
Proceeds from sale of other real estate	—	167	2,307
Purchase of life insurance and annuity contracts	(10,978)	(15,079)	(6,687)
Redemption of annuity contracts	248	—	—
Increase in other investments	—	(2,000)	—
NET CASH USED IN INVESTING ACTIVITIES	(758,902)	(530,462)	(397,752)
FINANCING ACTIVITIES			
Net change in deposits - non-maturing	163,933	612,696	563,605
Net change in deposits - time	173,701	(18,220)	(20,615)
Net change in Federal Home Loan Bank Advances	—	(3,638)	(19,975)
Change in escrow balances	3,549	(4,403)	5,824
Repayment of finance lease obligation	(26)	—	—
Noncontrolling interest contributions	37	—	—
Issuance of common stock related to exercise of stock options	635	862	718
Issuance of common stock pursuant to dividend reinvestment plan	16,117	11,188	10,056
Cash dividends paid on common stock	(20,880)	(14,909)	(13,013)
NET CASH PROVIDED BY FINANCING ACTIVITIES	337,066	583,576	526,600
NET CHANGE IN CASH AND CASH EQUIVALENTS	(348,629)	114,562	179,086
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	453,418	338,856	159,770
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 104,789	$ 453,418	$ 338,856

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Cash Flows, Continued
Three Years Ended December 31, 2022
Increase (Decrease) in Cash and Cash Equivalents

		Dollars In Thousands				
		2022		**2021**		**2020**
Supplemental disclosure of cash flow information:						
Cash paid during the period for:						
Interest	$	14,617	$	12,106	$	18,146
Taxes	$	19,446	$	16,827	$	13,156
Non-cash investing and financing activities:						
Change in fair value of securities available-for-sale, net of taxes of $36,838 in 2022, $4,771 in 2021, and $(2,291) in 2020	$	(104,115)	$	(13,480)	$	6,472
Non-cash transfers from loans to other real estate	$	-	$	182	$	992
Non-cash transfers from other real estate to loans	$	-	$	-	$	40
Non-cash transfers from loans to other assets	$	-	$	129	$	14

See accompanying notes to consolidated financial statements.

(1)   _Summary of Significant Accounting Policies_

The accounting and reporting policies of Wilson Bank Holding Company ("the Company") and its wholly owned subsidiary, Wilson Bank & Trust ("Wilson Bank" or "the Bank"), are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a)   _Principles of Consolidation_

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Wilson Bank, and Wilson Bank's 51% owned subsidiary, Encompass Home Lending, LLC ("Encompass"). On June 1, 2022, the Bank began operations with a newly-formed joint venture, Encompass Home Lending, LLC. Encompass offers residential mortgage banking services to customers of certain home builders in our markets. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)   _Nature of Operations_

Wilson Bank operates under a state bank charter and provides full banking services. As a Tennessee state-chartered bank that is not a member of the Federal Reserve, Wilson Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). The areas served by Wilson Bank include Wilson County, DeKalb County, Rutherford County, Smith County, Trousdale County, Putnam County, Sumner County, Davidson County and Williamson County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and twenty-eight branch locations.

(c)   _Use of Estimates_

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses - loans and off-balance sheet credit exposures, the valuation of deferred tax assets, determination of any impairment of goodwill or other intangibles, the valuation of other real estate (if any), and the fair value of financial instruments.

(d)   _Significant Group Concentrations of Credit Risk_

Most of the Company's activities are with customers located within Middle Tennessee. The types of securities in which the Company invests are described in note 3. The types of lending in which the Company engages are described in note 2. The Company does not have any significant concentrations to any one industry or customer other than as disclosed in note 2.

(e)   _Loans_

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Middle Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for credit losses, and any unamortized deferred fees or costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized on a straight line basis over the respective term of the loan.

As part of its routine credit monitoring process, the Company performs regular credit reviews of the loan portfolio and loans receive risk ratings by the assigned credit officer, which are subject to validation by the Company's independent loan review department. Risk ratings are categorized as pass, special mention, substandard or doubtful. The Company believes that its categories follow those outlined by the FDIC, Wilson Bank's primary federal regulator.

Generally the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than when they become 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(1) **Summary of Significant Accounting Policies, Continued**

(f) **Allowance for Credit Losses - Loans**

On January 1, 2022, the Company adopted Accounting Standards Update ("ASU") 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," as subsequently updated for certain clarifications, targeted relief and codification improvements. Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") replaces the previous "incurred loss" model for measuring credit losses, which encompassed allowances for current known and inherent losses within the portfolio, with an "expected loss" model, which encompasses allowances for losses expected to be incurred over the life of the portfolio. The new current expected credit loss ("CECL") model requires the measurement of all expected credit losses for financial assets measured at amortized cost and certain off-balance-sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts. ASC 326 also requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASC 326 includes certain changes to the accounting for available-for-sale securities including the requirement to present credit losses as an allowance rather than as a direct write-down for available-for-sale securities management does not intend to sell or believes that it is more likely than not they will be required to sell.

Effective January 1, 2022, the Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposures. Upon adoption, the Company recognized an after-tax cumulative effect increase to retained earnings totaling $1.0 million. Operating results for periods after January 1, 2022 are presented in accordance with ASC 326 while prior period amounts continue to be reported in accordance with previously applicable standards and the accounting policies described below.

In connection with the adoption of ASC 326, the Company revised certain accounting policies and implemented certain accounting policy elections. The revised accounting policies are described below.

The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326 *that* is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms, adjusted for expected prepayments when appropriate. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. The allowance for credit losses is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Expected credit losses for collateral dependent loans, including loans where the borrower is experiencing financial difficulty but foreclosure is not probable, are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The Company's discounted cash flow methodology incorporates a probability of default and loss given default model, as well as expectations of future economic conditions, using reasonable and supportable forecasts. Together, the probability of default and loss given default model with the use of reasonable and supportable forecasts generate estimates for cash flows expected and not expected to be collected over the estimated life of a loan. Estimates of future expected cash flows ultimately reflect assumptions made concerning net credit losses over the life of a loan. The use of reasonable and supportable forecasts requires significant judgment. Management leverages economic projections from reputable and independent third parties to inform and provide its reasonable and supportable economic forecasts. The Company's model reverts to a straight line basis for purposes of estimating cash flows beyond a period deemed reasonable and supportable. The Company forecasts probability of default and loss given default based on economic forecast scenarios over an eight quarter time period before reverting to a straight line basis for a four quarter time period. The duration of the forecast horizon, the period over which forecasts revert to a straight line basis, the economic forecasts that management utilizes, as well as additional internal and external indicators of economic forecasts that management considers, may change over time depending on the nature and composition of our loan portfolio. Changes in economic forecasts, in conjunction with changes in loan specific attributes, impact a loan's probability of default and loss given default, which can drive changes in the determination of the ACL. Expectations of future cash flows are discounted at the loan's effective interest rate. The resulting ACL represents the amount by which the loan's amortized cost exceeds the net present value of a loan's discounted cash flows expected to be collected. The ACL is recorded through a charge to provision for credit losses and is reduced by charge-offs, net of recoveries on loans previously charged-off. It is the Company's policy to charge-off loan balances at the time they have been deemed uncollectible.

For segments where the discounted cash flow methodology is not used, a remaining life methodology is utilized. The remaining life method uses an average annual charge-off rate applied to the contractual term, further adjusted for estimated prepayments to determine the unadjusted historical charge-off rate for the remaining balance of assets.

(1) **_Summary of Significant Accounting Policies, Continued_**

The estimated credit losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management. The data for each measurement may be obtained from internal or external sources. The current period measurements are evaluated and assigned a factor commensurate with the current level of risk relative to past measurements over time. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan portfolios. These adjustments are based upon the following:

1. Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses.

2. Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

3. Changes in the nature and volume of the portfolio and in the terms of loans.

4. Changes in the experience, ability, and depth of lending management and other relevant staff.

5. Changes in the volume and severity of past-due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans.

6. Changes in the quality of the Company's loan review system.

7. Changes in the value of underlying collateral for collateral-dependent loans.

8. The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

9. The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company's existing portfolio.

The qualitative allowance allocation, as determined by the processes noted above, is increased or decreased for each loan segment based on the assessment of these various qualitative factors.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated pools. Individual evaluations are generally performed for loans greater than $500,000 which have experienced significant credit deterioration. Such loans are evaluated for credit losses based on either discounted cash flows or the fair value of collateral. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, less selling costs. For loans for which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral, the Company has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of collateral, with selling costs considered in the event sale of the collateral is expected. Loans for which terms have been modified in a TDR are evaluated using these same individual evaluation methods. In the event the discounted cash flow method is used for a TDR, the original interest rate is used to discount expected cash flows.

In assessing the adequacy of the allowance for credit losses, the Company considers the results of the Company's ongoing independent loan review process. The Company undertakes this process both to ascertain those loans in the portfolio with elevated credit risk and to assist in its overall evaluation of the risk characteristics of the entire loan portfolio. Its loan review process includes the judgment of management, independent internal loan reviewers and reviews that may have been conducted by third-party reviewers including regulatory examiners. The Company incorporates relevant loan review results in the allowance.

In accordance with CECL, losses are estimated over the remaining contractual terms of loans, adjusted for prepayments and curtailment. The contractual term excludes expected extensions, renewals and modifications unless management has a reasonable expectation at the reporting date that a TDR will be executed or such renewals, extensions or modifications are included in the original loan agreement and are not unconditionally cancellable by the Company.

Credit losses are estimated on the amortized cost basis of loans, which includes the principal balance outstanding and deferred loan fees and costs.

While management utilizes its best judgment and information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

(1)   _Summary of Significant Accounting Policies, Continued_

(g)   _Allowance for Loan Losses (Allowance)_

Prior to the Adoption of FASB ASC 326 on January 1, 2022, which introduced the CECL methodology for credit losses, the allowance for loan losses was composed of the result of two independent analyses pursuant to the provisions of ASC 450-20, Loss Contingencies and ASC 310-10-35, Receivables. The ASC 450-20 analysis was intended to quantify the inherent risks in the performing loan portfolio. The ASC 310-10-35 analysis included a loan-by-loan analysis of impaired loans, primarily consisting of loans reported as nonaccrual or troubled-debt restructurings.

The allowance allocation began with a process of estimating the probable losses in each of the twelve loan segments. The estimates for these loans were based on our historical loss data for that category over twenty quarters. Each segment was then analyzed such that an allocation of the allowance was estimated for each loan segment.

The estimated loan loss allocation for all twelve loan portfolio segments was then adjusted for several "environmental" factors. The allocation for environmental factors was particularly subjective and did not lend itself to exact mathematical calculation. This amount represented estimated probable inherent credit losses which existed, but had not yet been identified, as of the balance sheet date, and were based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies, increase in interest rates, or procedures and other influencing factors. These environmental factors were considered for each of the twelve loan segments and the allowance allocation, as determined by the processes noted above for each component, was increased or decreased through provision expense based on the incremental assessment of those various environmental factors.

We then tested the resulting allowance by comparing the balance in the allowance to industry and peer information. Our management then evaluated the result of the procedures performed, including the result of our testing, and concluded on the appropriateness of the balance of the allowance in its entirety. The board of directors reviewed and approved the assessment prior to the filing of quarterly and annual financial information.

A loan was impaired when, based on current information and events, it was probable that we would be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan would be collected as scheduled in the loan agreement.

An impairment allowance was recognized if the fair value of the loan was less than the recorded investment in the loan (recorded investment in the loan was the principal balance plus any accrued interest, net of deferred loan fees or costs and unamortized premium or discount). The impairment was recognized through the allowance. Loans that were impaired were recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan was collateral dependent, impairment measurement was based on the fair value of the collateral, less estimated disposal costs. If the measure of the impaired loan was less than the recorded investment in the loan, the Company recognized an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. Management believes it followed appropriate accounting and regulatory guidance in determining impairment and accrual status of impaired loans.

(h)   _Allowance for Credit Losses - Off-Balance Sheet Credit Exposures_

The allowance for credit losses on off-balance sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. The allowance is reported as a component of accrued interest and other liabilities in our consolidated balance sheets. Adjustments to the allowance are reported in our income statement as a component of provision for credit losses - off-balance sheet exposures.

Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in note 1 - Summary of Significant Accounting Policies, letter (f) Allowance for Credit Losses - Loans as if such commitments were funded.

(i)   _Debt Securities_

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value based on available market prices, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) on an after-tax basis. Securities classified as "available-for-sale" are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity or mix of Company assets and liabilities or demand for liquidity. Purchase

(1)   _Summary of Significant Accounting Policies, Continued_

premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal and interest payments become 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

No securities have been classified as trading securities or held-to-maturity securities at December 31, 2022 or 2021.

(j)   _Allowance for Credit Losses - Securities Available-for-Sale_

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through net income. If neither criteria is met, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. If the evaluation indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any impairment not recognized in the allowance for credit losses is recognized in other comprehensive income.

(k)   _Equity Securities_

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

(l)   _Transfers of Financial Assets_

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(m)   _Federal Home Loan Bank (FHLB) Stock_

The Company is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(n)   _Loans Held for Sale_

Mortgage loans held for sale are carried at fair value. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

(o)   _Premises and Equipment_

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 40 years. Gains or losses realized on items retired and otherwise disposed of are credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renovations and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(p)   _Foreclosed Assets_

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less the estimated cost to sell at the date the Company acquires the property, establishing a new cost basis. Subsequent to their acquisition by the Company, valuations of these assets are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance _[i.e. any direct write-downs]_ are included within non-interest expense.

(1) **_Summary of Significant Accounting Policies, Continued_**

(q) **_Goodwill and Other Intangible Assets_**

Goodwill arises from business combinations and is determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected September 30th as the date to perform the annual impairment test. No impairment was determined as a result of the test performed by the Company on September 30, 2022. Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

(r) **_Leases_**

Leases are classified as operating or finance leases at the lease commencement date. The Company leases certain locations and equipment. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal. The Company does not record leases on the consolidated balance sheets that are classified as short term (less than one year).

At lease inception, the Company determines the lease term by considering the minimum lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line rent expense. The depreciable life of leasehold improvements is limited by the estimated lease term, including renewals if they are reasonably certain to be renewed. The Company's leases do not contain residual value guarantees or material variable lease payments that will impact the Company's ability to pay dividends or cause the Company to incur additional expenses.

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line bases, variable lease payments not included in the lease liability, and any impairment of the right-of-use asset. Rent expense and variable lease expense are included in occupancy and equipment expense on the Company's consolidated statements of earnings. The Company's variable lease expense include rent escalators that are based on market conditions and include items such as common area maintenance, utilities, parking, property taxes, insurance and other costs associated with the lease. The amortization of the right-of-use asset arising from finance leases is expensed through occupancy and equipment expense and the interest on the related lease liability is expenses through interest expense on borrowings on the Company's consolidated statements of earnings.

(s) **_Mortgage Servicing Rights_**

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within non-interest income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as mortgage servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against servicing fee income. Servicing fees totaled $111,000 for the year ended December 31, 2022. Late fees and ancillary fees related to loan servicing are not material.

(t) **_Cash and Cash Equivalents_**

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing deposits with maturities fewer than 90 days, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one day periods. Management makes deposits only with financial institutions it considers to be financially sound.

(1)   ***Summary of Significant Accounting Policies, Continued***

(u)   ***Long-Term Assets***

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(v)   ***Bank Owned Life Insurance***

The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

(w)   ***Income Taxes***

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The Company follows accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more-likely-than-not" means a likelihood of more than 50 percent. The terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(x)   ***Derivatives***

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sale of mortgage loans.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate loans. The hedging strategy on loans converts the fixed interest rates to LIBOR-based variable interest rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the maturity dates of the hedged loans.

(y)   ***Stock-Based Compensation***

Stock compensation accounting guidance (FASB ASC 718, "*Compensation—Stock Compensation*") requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, cash-settled stock appreciation rights (SARs), and employee share purchase plans. Because cash-settled SARs do not give the grantee the choice of receiving stock, all cash-settled SARs are accounted for as liabilities, not equity, as expense is accrued over the requisite service period.

(1)   Summary of Significant Accounting Policies, Continued

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options and cash-settled SARs.

(z)   Retirement Plans

Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

(aa)   Advertising Costs

Advertising costs are expensed as incurred by the Company and totaled $3,455,000, $2,736,000 and $2,487,000 for 2022, 2021 and 2020, respectively.

(bb)   Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

(cc)   Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of taxes, which are also recognized as separate components of equity.

(dd)   Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(ee)   Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

(ff)   Segment Reporting

Management analyzes the operations of the Company assuming one operating segment, community lending services.

(gg)   Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 22 - Disclosures About Fair Value of Financial Instruments of the consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

(hh)   Reclassification

Certain reclassifications have been made to the 2021 and 2020 figures to conform to the presentation for 2022.

(ii)   Off-Balance-Sheet Financial Instruments

In the ordinary course of business, Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(jj)   Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 1, 2023, which is the date the financial statements were available to be issued.

(1)   *Summary of Significant Accounting Policies, Continued*

(kk)   *Accounting Standard Updates*

ASU 2016-13, "*Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.*" ASU *2016-13* requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. As noted above, effective *January 1, 2022* the Company adopted ASU *2016-13,* which resulted in a $7.6 million decrease to the allowance for credit losses and a $6.2 million increase to the reserve for off-balance sheet exposures, resulting in a $1.0 million increase in retained earnings (net of taxes). See Note *2* – Loans and Allowance for Credit Losses for additional information.

ASU 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.*" In March 2020, the FASB issued this ASU and has issued subsequent amendments thereto, which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022.

ASU 2022-06, "*Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.*" In December 2022, the FASB issued this ASU, which extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. The Company has implemented a transition plan to identify and modify its loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR. The Company discontinued originating LIBOR-based loans during 2022 and has begun negotiating loans primarily using its preferred replacement index, the Secured Overnight Financing Rate ("SOFR"). For the Company's currently outstanding LIBOR-based loans, the timing and manner in which each customer's contract transitions to SOFR will vary on a case-by-case basis. The Company expects to complete all transitions by August 2023.

ASU 2022-01, "*Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method.*" ASU *2022-01* was issued to expand the scope of assets eligible for portfolio layer method hedging to include all financial assets. The update also expands the current last-of-layer method that permits only *one* hedged layer to allow multiple hedged layers of a single closed portfolio. The last-of-layer method is renamed the portfolio layer method, because more than the last layer of a portfolio could be hedged. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after *December 15, 2022.* The adoption of ASU *2022-01* did not have a significant impact on our financial statements.

ASU 2022-02, "*Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.*" ASU *2022-02* was issued to respond to feedback received from post-implementation review of Topic *326.* The amendments eliminate the troubled debt restructuring (TDR) recognition and measurement guidance and now require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosures and include new disclosure requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. To improve consistency for vintage disclosures, the ASU requires that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic *326-20.* The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. As permitted, we elected to partially adopt this ASU with regards to reporting gross charge-offs by vintage. We will adopt the TDR guidance beginning January 1, 2023.

Other than those previously discussed, there were no other recently issued accounting pronouncements that are expected to materially impact the Company.

(2) **_Loans and Allowance for Credit Losses_**

Loans are reported at their outstanding principal balances less unearned income, the allowance for credit losses at December 31, 2022 and the allowance for loan losses at December 31, 2021 and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method.

For financial reporting purposes, the Company classifies its loan portfolio based on the underlying collateral utilized to secure each loan. This classification is consistent with that utilized in the Quarterly Report of Condition and Income filed by the Bank with the Federal Deposit Insurance Corporation ("FDIC").

The classification of loans at December 31, 2022 and 2021 is as follows:

	In Thousands	
	2022	2021
Residential 1-4 family real estate	$ 854,970	$ 689,579
Commercial and multi-family real estate	1,064,297	908,673
Construction, land development and farmland	879,528	612,659
Commercial, industrial and agricultural	124,603	118,155
1-4 family equity lines of credit	151,032	92,229
Consumer and other	93,332	74,643
Total loans before net deferred loan fees	3,167,762	2,495,938
Net deferred loan fees	(14,153)	(12,024)
Total loans	3,153,609	2,483,914
Less: Allowance for credit losses	(39,813)	(39,632)
Net loans	$ 3,113,796	2,444,282

At December 31, 2022, variable rate and fixed rate loans totaled $2,546,325,000 and $621,437,000, respectively. At December 31, 2021, variable rate and fixed rate loans totaled $1,916,960,000 and $578,978,000, respectively.

Risk characteristics relevant to each portfolio segment are as follows:

Construction, land development and farmland: Loans for non-owner-occupied real estate construction or land development are generally repaid through cash flow related to the operation, sale or refinance of the property. The Company also finances construction loans for owner-occupied properties. A portion of the Company's construction and land portfolio segment is comprised of loans secured by residential product types (residential land and single-family construction). With respect to construction loans to developers and builders that are secured by non-owner occupied properties that the Company may originate from time to time, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction and land development loans are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates, market sales activity, and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential 1-4 family real estate: Residential real estate loans represent loans to consumers or investors to finance a residence. These loans are typically financed on 15 to 30 year amortization terms, but generally with shorter maturities of 5 to 15 years. Many of these loans are extended to borrowers to finance their primary or secondary residence. Loans to an investor secured by a 1-4 family residence will be repaid from either the rental income from the property or from the sale of the property. This loan segment also includes closed-end home equity loans that are secured by a first or second mortgage on the borrower's residence. This allows customers to borrow against the equity in their home. Loans in this portfolio segment are underwritten and approved based on a number of credit quality criteria including limits on maximum Loan-to-Value (LTV), minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment.

1-4 family equity lines of credit: This loan segment includes open-end home equity loans that are secured by a first or second mortgage on the borrower's residence. This allows customers to borrow against the equity in their home utilizing a revolving line of credit. These loans are underwritten and approved based on a number of credit quality criteria including limits on maximum LTV, minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment. Because of the revolving nature of

(2) **_Loans and Allowance for Credit Losses, Continued_**

these loans, as well as the fact that many represent second mortgages, this portfolio segment can contain more risk than the amortizing 1-4 family residential real estate loans.

Commercial and multi-family real estate: Commercial and multi-family real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans (which are discussed below), in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.

Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting the market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Non-owner occupied commercial real estate loans are loans secured by multifamily and commercial properties where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. These loans are made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail properties. Owner-occupied commercial real estate loans are loans where the primary source of repayment is the cash flow from the ongoing operations and business activities conducted by the party, or affiliate of the party, who owns the property.

Commercial and industrial: The commercial and industrial loan portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Also included in this category are PPP loans guaranteed by the SBA, which totaled $89,000 at December 31, 2022 and $5.0 million at December 31, 2021. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers' business operations. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral, if any, provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans, if any, may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and usually incorporates a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Consumer: The consumer loan portfolio segment includes non-real estate secured direct loans to consumers for household, family, and other personal expenditures. Consumer loans may be secured or unsecured and are usually structured with short or medium term maturities. These loans are underwritten and approved based on a number of consumer credit quality criteria including limits on maximum LTV on secured consumer loans, minimum credit scores, and maximum debt to income. Many traditional forms of consumer installment credit have standard monthly payments and fixed repayment schedules of one to five years. These loans are made with either fixed or variable interest rates that are based on specific indices. Installment loans fill a variety of needs, such as financing the purchase of an automobile, a boat, a recreational vehicle or other large personal items, or for consolidating debt. These loans may be unsecured or secured by an assignment of title, as in an automobile loan, or by money in a bank account. In addition to consumer installment loans, this portfolio segment also includes secured and unsecured personal lines of credit as well as overdraft protection lines. Loans in this portfolio segment are sensitive to unemployment and other key consumer economic measures.

(2)   _Loans and Allowance for Credit Losses, Continued_

The following tables present the Company's nonaccrual loans, credit quality indicators and past due loans as of December 31, 2022 and 2021.

Loans on Nonaccrual Status

	In Thousands	
	2022	2021
Residential 1-4 family real estate	$ —	$ —
Commercial and multi-family real estate	—	—
Construction, land development and farmland	—	—
Commercial, industrial and agricultural	—	—
1-4 family equity lines of credit	—	—
Consumer and other	—	—
Total	$ —	$ —

At December 31, 2022, the Company had no collateral dependent loans that were on non-accruing interest status. At December 31, 2021, the Company had no impaired loans that were on non-accruing interest status.

There was no impact on net interest income given the lack of these types of loans for the years ended December 31, 2022 and December 31, 2021. The impact on net interest income for these loans was not material to the Company's results of operations for the year ended December 31, 2020.

Potential problem loans, which include nonperforming loans, amounted to approximately $6.4 million at December 31, 2022 compared to $7.7 million at December 31, 2021. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the FDIC, the Company's primary federal regulator, for loans classified as special mention, substandard, or doubtful, excluding the impact of nonperforming loans.

The following table presents our loan balances by primary loan classification and the amount classified within each risk rating category. Pass rated loans include all credits other than those included in special mention, substandard and doubtful which are defined as follows:

•   Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

•   Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

•   Doubtful loans have all the characteristics of substandard loans with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The Company considers all doubtful loans to be collateral dependent and places the loans on nonaccrual status.

(2) ***Loans and Allowance for Credit Losses, Continued***

Credit Quality Indicators

The following table presents loan balances classified within each risk rating category by primary loan type and based on year of origination as well as current period gross charge-offs by primary loan type and based on year of origination as of December 31, 2022.

	In Thousands							
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans**	**Total**
December 31, 2022								
Residential 1-4 family real estate:								
Pass	$ 288,041	262,690	106,107	61,984	29,526	83,503	17,751	849,602
Special mention	245	300	885	62	115	1,955	349	3,911
Substandard	—	—	—	131	—	1,326	—	1,457
Total Residential 1-4 family real estate	$ 288,286	262,990	106,992	62,177	29,641	86,784	18,100	854,970
Residential 1-4 family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	8	—	8
Commercial and multi-family real estate:								
Pass	$ 269,129	246,265	161,326	107,908	74,494	168,541	36,342	1,064,005
Special mention	—	—	162	—	—	40	—	202
Substandard	—	—	—	—	—	90	—	90
Total Commercial and multi-family real estate	$ 269,129	246,265	161,488	107,908	74,494	168,671	36,342	1,064,297
Commercial and multi-family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Construction, land development and farmland:								
Pass	$ 364,681	237,051	90,341	9,648	5,212	9,445	163,076	879,454
Special mention	—	—	—	—	—	60	—	60
Substandard	—	—	—	—	—	14	—	14
Total Construction, land development and farmland	$ 364,681	237,051	90,341	9,648	5,212	9,519	163,076	879,528
Construction, land development and farmland:								
Current-period gross charge-offs	$ —	—	—	—	—	1	—	1
Commercial, industrial and agricultural:								
Pass	$ 39,222	10,812	15,743	20,441	5,062	4,641	28,567	124,488
Special mention	—	44	17	—	—	47	—	115
Substandard	—	—	—	—	—	—	—	—
Total Commercial, industrial and agricultural	$ 39,229	10,856	15,760	20,441	5,062	4,688	28,567	124,603
Commercial, industrial and agricultural:								
Current-period gross charge-offs	$ 21	—	—	—	—	—	—	21
1-4 family equity lines of credit:								
Pass	$ —	—	—	—	—	—	150,849	150,849
Special mention	—	—	—	—	—	—	67	67
Substandard	—	—	—	—	—	—	116	116
Total 1-4 family equity lines of credit	$ —	—	—	—	—	—	151,032	151,032
1-4 family equity lines of credit:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Consumer and other:								
Pass	$ 28,487	11,163	18,075	5,995	345	6,757	22,166	92,988
Special mention	74	130	20	2	—	—	—	226
Substandard	74	19	13	—	11	1	—	118
Total Consumer and other	$ 28,635	11,312	18,108	5,997	356	6,758	22,166	93,332
Consumer and other:								
Current-period gross charge-offs	$ 66	74	41	1	—	—	1,345	1,527

(2) *Loans and Allowance for Credit Losses, Continued*

The following table presents loan balances classified within each risk rating category based on year of origination as of December 31, 2022.

In Thousands

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans	Total
Pass	$ 989,560	767,981	391,592	205,976	114,639	272,887	418,751	3,161,386
Special mention	326	474	1,084	64	115	2,102	416	4,581
Substandard	74	19	13	131	11	1,431	116	1,795
Total	$ 989,960	768,474	392,689	206,171	114,765	276,420	419,283	3,167,762

The following table outlines the risk category of loans as of December 31, 2021.

In Thousands

	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 Family Equity Lines of Credit	Consumer and Other	Total
Credit Risk Profile by Internally Assigned Grade December 31, 2021							
Pass	$ 682,527	908,409	612,537	118,058	92,208	74,513	2,488,252
Special mention	5,566	—	93	96	11	89	5,855
Substandard	1,486	264	29	1	10	41	1,831
Total	$ 689,579	908,673	612,659	118,155	92,229	74,643	2,495,938

(2)   *Loans and Allowance for Credit Losses, Continued*

Age Analysis of Past Due Loans

In Thousands

	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual and Greater Than 89 Days	Total Nonaccrual and Past Due	Current	Total Loans	Recorded Investment Greater Than 89 Days and Accruing
December 31, 2022							
Residential 1-4 family real estate	$ 2,046	1,080	426	3,552	851,418	$ 854,970	$ 426
Commercial and multi-family real estate	397	1,626	400	2,423	1,061,874	1,064,297	400
Construction, land development and farmland	591	—	—	591	878,937	879,528	—
Commercial, industrial and agricultural	49	62	—	111	124,492	124,603	—
1-4 family equity lines of credit	74	77	—	151	150,881	151,032	—
Consumer and other	403	184	43	630	92,702	93,332	43
Total	$ 3,560	3,029	869	7,458	3,160,304	$ 3,167,762	$ 869
December 31, 2021							
Residential 1-4 family real estate	$ 2,072	169	357	2,598	686,981	$ 689,579	$ 357
Commercial and multi-family real estate	—	—	—	—	908,673	908,673	—
Construction, land development and farmland	1,154	215	—	1,369	611,290	612,659	—
Commercial, industrial and agricultural	58	81	—	139	118,016	118,155	—
1-4 family equity lines of credit	170	—	9	179	92,050	92,229	9
Consumer and other	288	99	23	410	74,233	74,643	23
Total	$ 3,742	564	389	4,695	2,491,243	$ 2,495,938	$ 389

Loans are charged off when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

(2) *Loans and Allowance for Credit Losses, Continued*

Transactions in the allowance for credit losses for the year ended December 31, 2022 is summarized as follows:

In Thousands

December 31, 2022		Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
Allowance for credit losses:								
Beginning balance	$	9,242	16,846	9,757	1,329	1,098	1,360	39,632
Impact of adopting ASC 326		(3,393)	(3,433)	(266)	219	(324)	(367)	(7,564)
Provision		1,353	1,886	3,795	(117)	396	1,343	8,656
Charge-offs		(8)	—	(1)	(21)	—	(1,527)	(1,557)
Recoveries		116	—	20	27	—	483	646
Ending balance	$	7,310	15,299	13,305	1,437	1,170	1,292	39,813

(2)   *Loans and Allowance for Credit Losses, Continued*

The following tables detail the allowance for loan losses and recorded investment in loans by loan classification and by impairment evaluation method as of December 31, 2021 and December 31, 2020, as determined in accordance with ASC 310 prior to the adoption of ASC 326:

In Thousands

	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
December 31, 2021							
Allowance for loan losses:							
Beginning balance	$ 8,203	18,343	8,090	1,391	997	1,515	38,539
Provision	971	(1,497)	1,296	(35)	101	307	1,143
Charge-offs	—	—	(23)	(33)	—	(992)	(1,048)
Recoveries	68	—	394	6	—	530	998
Ending balance	$ 9,242	16,846	9,757	1,329	1,098	1,360	39,632
Ending balance individually evaluated for impairment	$ —	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$ 9,242	16,846	9,757	1,329	1,098	1,360	39,632
Loans:							
Ending balance	$ 689,579	908,673	612,659	118,155	92,229	74,643	2,495,938
Ending balance individually evaluated for impairment	$ 134	531	—	—	—	—	665
Ending balance collectively evaluated for impairment	$ 689,445	908,142	612,659	118,155	92,229	74,643	2,495,273

In Thousands

	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
December 31, 2020							
Allowance for loan losses:							
Beginning balance	$ 7,267	12,231	6,184	1,059	889	1,096	28,726
Provision	883	5,812	1,733	341	74	853	9,696
Charge-offs	—	—	—	(9)	(7)	(898)	(914)
Recoveries	53	300	173	—	41	464	1,031
Ending balance	$ 8,203	18,343	8,090	1,391	997	1,515	38,539

(2) _**Loans and Allowance for Credit Losses, Continued**_

The following table presents the amortized cost basis of collateral dependent loans at December 31, 2022 which are individually evaluated to determine expected credit losses:

	In Thousands		
	Real Estate	**Other**	**Total**
December 31, 2022			
Residential 1-4 family real estate	$ 130	—	130
Commercial and multi-family real estate	508	—	508
Construction, land development and farmland	—	—	—
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	—	—	—
Consumer and other	—	—	—
	$ 638	—	638

The following table presents impaired loans at December 31, 2021 as determined under ASC 310 prior to the adoption of ASC 326. Impaired loans generally include nonaccrual loans, troubled debt restructurings, and other loans deemed to be impaired but that continue to accrue interest. Presented are the recorded investment, unpaid principal balance and related allowance of impaired loans at December 31, 2021 by loan classification:

	In Thousands				
	Recorded Investment	**Unpaid Principal Balance**	**Related Allowance**	**Average Recorded Investment**	**Interest Income Recognized**
December 31, 2021					
With no related allowance recorded:					
Residential 1-4 family real estate	$ 136	134	—	614	7
Commercial and multi-family real estate	532	531	—	303	25
Construction, land development and farmland	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—	—
1-4 family equity lines of credit	—	—	—	—	—
Consumer and other	—	—	—	—	—
	$ 668	665	—	917	32
With allowance recorded:					
Residential 1-4 family real estate	$ —	—	—	602	—
Commercial and multi-family real estate	—	—	—	342	—
Construction, land development and farmland	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—	—
1-4 family equity lines of credit	—	—	—	—	—
Consumer and other	—	—	—	—	—
	$ —	—	—	944	—
Total:					
Residential 1-4 family real estate	$ 136	134	—	1,216	7
Commercial and multi-family real estate	532	531	—	645	25
Construction, land development and farmland	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—	—
1-4 family equity lines of credit	—	—	—	—	—
Consumer and other	—	—	—	—	—
	$ 668	665	—	1,861	32

The Company's loan portfolio includes certain loans that have been modified in a troubled debt restructuring (TDR), where economic or other concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. The concessions typically result from the Company's loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, generally six months.

(2)   _Loans and Allowance for Credit Losses, Continued_

The following table summarizes the carrying balances of TDRs at December 31, 2022 and December 31, 2021 (dollars in thousands):

	2022	2021
Performing TDRs	$ 778	876
Nonperforming TDRs	150	165
Total TDRs	$ 928	1,041

The following table outlines the amount of each TDR categorized by loan classification for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	December 31, 2022			December 31, 2021		
	Number of Loans	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, Net of Related Allowance	Number of Loans	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, Net of Related Allowance
Residential 1-4 family real estate	—	$ —	$ —	—	$ —	$ —
Commercial and multi-family real estate	—	—	—	—	—	—
Construction, land development and farmland	—	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—	—	—
1-4 family equity lines of credit	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
Total	—	$ —	$ —	—	$ —	$ —

	December 31, 2020		
	Number of Loans	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, Net of Related Allowance
Residential 1-4 family real estate	—	$ —	$ —
Commercial and multi-family real estate	1	111	132
Construction, land development and farmland	—	—	—
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	—	—	—
Consumer and other	—	—	—
Total	1	$ 111	$ 132

As of December 31, 2022, 2021 and 2020 the Company did not have any loan previously classified as a TDR default within twelve months of the restructuring. A default is defined as an occurrence which violates the terms of the receivable's contract.

As of December 31, 2022 the Bank had $11,000 of consumer mortgage loans in the process of foreclosure. As of December 31, 2021 the Bank had $262,000 of consumer mortgage loans in the process of foreclosure.

The Company's principal customers are primarily in Middle Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition. In the normal course of business, Wilson Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $6,859,000 and $5,725,000 at December 31, 2022 and 2021, respectively. None of these loans were restructured, charged-off or involved more than the normal risk of collectibility or presented other unfavorable features during the three years ended December 31, 2022.

(2) **Loans and Allowance for Credit Losses, Continued**

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands	
	December 31,	
	2022	2021
Balance, January 1	$ 5,725 $	7,675
New loans and renewals during the year	13,379	11,009
Repayments (including loans paid by renewal) during the year	(12,245)	(12,959)
Balance, December 31	$ 6,859 $	5,725

In 2022, 2021 and 2020, Wilson Bank originated mortgage loans for sale into the secondary market of $106,601,000, $215,813,000 and $213,483,000, respectively. The fees and gain on sale of these loans totaled $2,973,000, $9,997,000 and $9,560,000 in 2022, 2021 and 2020, respectively.

In some instances, Wilson Bank sells loans that contain provisions which permit the buyer to seek recourse against Wilson Bank in certain circumstances. At December 31, 2022 and 2021, total mortgage loans sold with recourse in the secondary market aggregated $84,162,000 and $165,061,000, respectively. At December 31, 2022, Wilson Bank has not been required to repurchase a significant amount of the mortgage loans originated by Wilson Bank and sold in the secondary market. Management expects no material losses to result from these recourse provisions.

(3) **Debt Securities**

Debt securities have been classified in the consolidated balance sheet according to management's intent. Debt securities at December 31, 2022 consist of the following:

	Securities Available-For-Sale			
	In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and other U.S. government agencies	$ 7,353	—	856	6,497
U.S. Government-sponsored enterprises (GSEs)	177,261	—	32,049	145,212
Mortgage-backed securities	518,727	1	74,290	444,438
Asset-backed securities	47,538	—	2,288	45,250
Corporate bonds	2,500	—	97	2,403
Obligations of states and political subdivisions	218,936	—	39,924	179,012
	$ 972,315	1	149,504	822,812

The Company's classification of securities at December 31, 2021 was as follows:

	Securities Available-For-Sale			
	In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and other U.S. government agencies	$ 7,320	—	99	7,221
U.S. Government-sponsored enterprises (GSEs)	163,700	20	4,490	159,230
Mortgage-backed securities	465,588	2,726	6,537	461,777
Asset-backed securities	46,583	213	83	46,713
Corporate bonds	2,500	75	—	2,575
Obligations of states and political subdivisions	220,444	2,611	2,986	220,069
	$ 906,135	5,645	14,195	897,585

(3) <u>**Debt Securities, Continued**</u>

As of December 31, 2022, there was no allowance for credit losses on available-for-sale securities.

Included in mortgage-backed securities are collateralized mortgage obligations totaling $148,460,000 (fair value of $126,190,000) and $130,594,000 (fair value of $128,281,000) at December 31, 2022 and 2021, respectively.

The amortized cost and estimated market value of debt securities at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities of mortgage and asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	In Thousands	
Securities Available-For-Sale	**Amortized Cost**	**Fair Value**
Due in one year or less	$ 5,078	4,930
Due after one year through five years	79,925	71,315
Due after five years through ten years	270,747	226,085
Due after ten years	616,565	520,482
	$ 972,315	822,812

Results from sales of debt securities are as follows:

	In Thousands		
	2022	**2021**	**2020**
Gross proceeds	$ 42,728	39,652	54,870
Gross realized gains	$ —	137	901
Gross realized losses	(1,620)	(109)	(19)
Net realized gains (losses)	$ (1,620)	28	882

Securities carried on the balance sheet of approximately $477,051,000 (approximate market value of $405,043,000) and $368,718,000 (approximate market value of $364,893,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2022 and 2021, respectively.

At December 31, 2022, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Included in the securities above are $111,505,000 (approximate market value of $90,008,000) and $111,103,000 (approximate market value of $110,384,000) at December 31, 2022 and 2021, respectively, in obligations of political subdivisions located within the states of Tennessee, Alabama, and Texas.

The following table shows the gross unrealized losses and fair value of the Company's available-for-sale securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021.

	In Thousands, Except Number of Securities							
	Less than 12 Months			12 Months or More			Total	
2022	**Fair Value**	**Unrealized Losses**	**Number of Securities Included**	**Fair Value**	**Unrealized Losses**	**Number of Securities Included**	**Fair Value**	**Unrealized Losses**
Available-for-Sale Securities:								
Debt securities:								
U.S. Treasury and other U.S. government agencies	$ —	$ —	—	$ 6,497	$ 856	3	$ 6,497	$ 856
U.S. Government-sponsored enterprises (GSEs)	9,747	872	4	135,465	31,177	54	145,212	32,049
Mortgage-backed securities	148,441	14,601	113	295,431	59,689	136	443,872	74,290
Asset-backed securities	35,276	1,607	21	9,974	681	11	45,250	2,288
Corporate bonds	2,403	97	1	—	—	—	2,403	97
Obligations of states and political subdivisions	58,567	6,056	76	120,445	33,868	128	179,012	39,924
	$ 254,434	$ 23,233	215	$ 567,812	$ 126,271	332	$ 822,246	$ 149,504

(3)   _Debt Securities, Continued_

	In Thousands, Except Number of Securities							
	Less than 12 Months			12 Months or More			Total	
2021	**Fair Value**	**Unrealized Losses**	**Number of Securities Included**	**Fair Value**	**Unrealized Losses**	**Number of Securities Included**	**Fair Value**	**Unrealized Losses**
Available-for-Sale Securities:								
Debt securities:								
U.S. Treasury and other U.S. government agencies	$ 7,221	$ 99	3	$ —	$ —	—	$ 7,221	$ 99
U.S. Government-sponsored enterprises (GSEs)	110,981	2,466	33	45,725	2,024	19	156,706	4,490
Mortgage-backed securities	317,211	4,644	96	54,692	1,893	33	371,903	6,537
Asset-backed securities	17,945	67	9	484	16	1	18,429	83
Corporate bonds	—	—	—	—	—	—	—	—
Obligations of states and political subdivisions	83,510	1,460	74	36,225	1,526	32	119,735	2,986
	$ 536,868	$ 8,736	215	$ 137,126	$ 5,459	85	$ 673,994	$ 14,195

The applicable date for determining when securities are in an unrealized loss position is December 31, 2022 and 2021. As such, it is possible that a security had a market value less than its amortized cost on other days during the twelve-month periods ended December 31, 2022 and 2021, but is not in the "Investments with an Unrealized Loss of less than 12 months" category above.

As shown in the tables above, at December 31, 2022 and 2021, the Company had unrealized losses of $149.5 million and $14.2 million on $822.2 million and $674.0 million, respectively, of securities. As described in note 1. Summary of Significant Accounting Policies, for any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. Because the Company currently does not intend to sell those securities that have an unrealized loss at December 31, 2022, and it is likely that the Company will not be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Company has determined that no write-down is necessary. In addition, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration, which would require the recognition of an allowance for credit losses. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. The unrealized losses associated with securities at December 31, 2022 are driven by changes in interest rates and not due to the credit quality of the securities, and accordingly, no allowance for credit losses is considered necessary related to available-for-sale securities at December 31, 2022. These securities will continue to be monitored as a part of the Company's ongoing evaluation of credit quality.

Mortgage-Backed Securities

At December 31, 2022, approximately 98% of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies. Because the decline in fair value is attributable to interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired (OTTI) at December 31, 2022.

The Company's mortgage-backed securities portfolio includes non-agency collateralized mortgage obligations with a fair value of $11.0 million which had unrealized losses of approximately $1.8 million at December 31, 2022. These non-agency mortgage-backed securities were rated AAA at purchase. The Company monitors to ensure it has adequate credit support and as of December 31, 2022, the Company believes there is no OTTI and does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery. The issuers continue to make timely principal and interest payments on the bonds.

Obligations of States and Political Subdivisions

Unrealized losses on municipal bonds have not been recognized into income because the issuers bonds are of high credit quality (rated A or higher), management does not intend to sell the securities and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The issuers continue to make timely principal and interest payments on the bonds. The fair value is expected to recover as the bonds approach maturity.

(4)   _Restricted Equity Securities_

Restricted equity securities consists of stock of the FHLB of Cincinnati amounting to $4,357,000 and $5,089,000 at December 31, 2022 and 2021, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5)   _Premises and Equipment_

The detail of premises and equipment at December 31, 2022 and 2021 is as follows:

	In Thousands	
	2022	**2021**
Land	$ 20,822	$ 20,156
Buildings	46,579	46,112
Leasehold improvements	1,621	1,155
Furniture and equipment	14,858	14,705
Automobiles	373	241
Construction-in-progress	2,711	3,335
	86,964	85,704
Less accumulated depreciation	(24,933)	(22,858)
	$ 62,031	$ 62,846

During 2022, 2021 and 2020, payments of $379,000, $1,227,000 and $571,000, respectively, were made to an entity owned by a director for the construction of buildings and repair work on existing buildings.

Depreciation expense was $4,370,000, $4,235,000 and $4,250,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

(6)   _Goodwill_

The Company's intangible assets result from the excess of purchase price over the applicable book value of the net assets acquired related to outside ownership of two previously 50% owned subsidiaries that the Company acquired 100% of in 2005.

	In Thousands	
	2022	**2021**
Goodwill:		
Balance at January 1,	$ 4,805	4,805
Goodwill acquired during year	—	—
Impairment loss	—	—
Balance at December 31,	$ 4,805	4,805

(7)   _Leases_

Lessee Accounting

The majority of leases in which the Company is the lessee are comprised of real estate property for branches and office space and are recorded as operating leases with terms extending beyond 2027. The Company has one finance lease, which it entered into in 2022, with a lease term through 2031. These leases are classified as operating or finance leases at commencement. Right-of-use assets representing the right to use the underlying asset and lease liabilities representing the obligation to make future lease payments are recognized on the balance sheet. These assets and liabilities are estimated based on the present value of future lease payments discounted using the Company's incremental secured borrowing rates as of the commencement date of the lease. Certain lease agreements contain renewal options which are considered in the determination of the lease term if they are deemed reasonably certain to be exercised. The Company has elected not to recognize leases with an original term of less than 12 months on the balance sheet.

(7)   **_Leases, Continued_**

The following table represents lease assets and lease liabilities as of December 31, 2022 and December 31, 2021 (in thousands).

Lease right-of-use assets	Classification		December 31, 2022	December 31, 2021
Operating lease right-of-use assets	Other Assets	$	4,519	4,110
Finance lease right-of-use assets	Other Assets		2,215	—

Lease liabilities	Classification		December 31, 2022	December 31, 2021
Operating lease liabilities	Other Liabilities	$	4,671	4,247
Finance lease liabilities	Other Liabilities		2,281	—

The total lease cost related to operating leases and short term leases is recognized on a straight-line basis over the lease term. For finance leases, right-of-use assets are amortized on a straight-line basis over the lease term and interest imputed on the lease liability is recognized using the effective interest method. The components of the Bank's total lease cost were as follows for the years ended December 31, 2022 and 2021.

		In Thousands	
		2022	**2021**
Operating lease cost	$	563	550
Finance lease cost		159	—
Short-term lease cost		—	40
Net lease cost	$	722	590

The weighted average remaining lease term and weighted average discount rate for operating leases at December 31, 2022 and 2021 were as follows:

	2022	**2021**
Operating Leases		
Weighted average remaining lease term (in years)	10.53	10.42
Weighted average discount rate	4.25%	4.00%

The weighted average remaining lease term and weighted average discount rate for finance leases at December 31, 2022 and 2021 were as follows:

	2022	**2021**
Finance Leases		
Weighted average remaining lease term (in years)	24.35	—
Weighted average discount rate	2.90%	—%

Cash flows related to operating and finance leases during the year ended December 31, 2022 and 2021 were as follows:

		In Thousands	
		2022	**2021**
Operating cash flows related to operating leases	$	547	535
Operating cash flows related to finance leases		66	—
Financing cash flows related to finance leases		26	—

(7) **_Leases, Continued_**

Future undiscounted lease payments for operating leases with initial terms of more than 12 months at December 31, 2022 and 2021 were as follows:

		In Thousands	
		2022	**2021**
Operating Leases			
2023	$	595	544
2024		635	553
2025		642	566
2026		649	571
2027		657	576
Thereafter		2,686	2,392
Total undiscounted lease payments		5,864	5,202
Less: imputed interest		(1,193)	(955)
Net lease liabilities	$	4,671	4,247

Future undiscounted lease payments for finance leases with initial terms of more than 12 months at December 31, 2022 and 2021 were as follows:

		In Thousands	
		2022	**2021**
Finance Leases			
2023	$	96	—
2024		98	—
2025		101	—
2026		105	—
2027		108	—
Thereafter		2,787	—
Total undiscounted lease payments		3,295	—
Less: imputed interest		(1,014)	—
Net lease liabilities	$	2,281	—

(8) **_Mortgage Servicing Rights_**

During the first quarter of 2022, the Company began selling a portfolio of residential mortgage loans to a third party, while retaining the rights to service the loans. The principal balances of these loans as of December 31, 2022 are as follows:

		In Thousands
December 31, 2022		**2022**
Mortgage loan portfolios serviced for:		
FHLMC	$	85,742

For the year ended December 31, 2022, the change in carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

		In Thousands
December 31, 2022		**2022**
Balance at beginning of period	$	—
Servicing rights retained from loans sold		1,597
Amortization		(532)
Valuation Allowance Provision		—
Balance at end of period	$	1,065
Fair value, end of period	$	1,252

(8) *Mortgage Servicing Rights, Continued*

The key data and assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2022 were as follows:

	December 31, 2022
Prepayment speed	7.18%
Weighted-average life (in years)	8.98
Weighted-average note rate	4.34%
Weighted-average discount rate	9.00%

(9) *Deposits*

Deposits at December 31, 2022 and 2021 are summarized as follows:

	In Thousands	
	2022	2021
Demand deposits	$ 414,905	433,500
Savings accounts	338,963	296,434
Negotiable order of withdrawal accounts	1,070,629	1,030,743
Money market demand accounts	1,301,349	1,201,235
Certificates of deposit $250,000 or greater	230,408	123,297
Other certificates of deposit	471,249	399,850
Individual retirement accounts $250,000 or greater	7,727	8,618
Other individual retirement accounts	57,475	61,394
Total	$ 3,892,705	3,555,071

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2022 are as follows:

Maturity	(In Thousands) Total
2023	$ 494,645
2024	153,385
2025	77,029
2026	15,993
2027	25,807
Thereafter	—
	$ 766,859

The aggregate amount of overdrafts reclassified as loans receivable was $1,453,000 and $529,000 at December 31, 2022 and 2021, respectively.

The aggregate balances of related party deposits at December 31, 2022 and 2021 were $9,743,000 and $5,806,000, respectively.

As of December 31, 2022 and 2021, Wilson Bank was not required to maintain a cash balance with the Federal Reserve.

(10) **_Non-Interest Income and Non-Interest Expense_**

The significant components of non-interest income and non-interest expense for the years ended December 31, 2022, 2021 and 2020 are presented below:

	In Thousands		
	2022	**2021**	**2020**
Non-interest income:			
Service charges on deposits	$ 7,382	6,137	5,659
Brokerage income	6,929	6,368	4,837
Debit and credit card interchange income, net	8,416	7,783	5,842
Other fees and commissions	1,653	1,446	1,404
BOLI and annuity earnings	1,346	1,109	959
Gain (loss) on sale of securities, net	(1,620)	28	882
Fees and gains on sales of mortgage loans	2,973	9,997	9,560
Mortgage servicing income	111	—	—
Gain (loss) on sale of other real estate, net	—	(15)	658
Gain (loss) on sale of fixed assets, net	291	(43)	(63)
Gain (loss) on sale of other assets, net	8	6	(4)
Other income (loss)	(69)	34	61
	$ 27,420	32,850	29,795

	In Thousands		
	2022	**2021**	**2020**
Non-interest expense:			
Employee salaries and benefits	$ 56,707	52,722	45,661
Equity-based compensation	1,864	1,428	1,180
Occupancy expenses	5,563	5,473	5,216
Furniture and equipment expenses	3,389	3,323	3,267
Data processing expenses	7,727	6,079	5,101
Advertising expenses	3,455	2,736	2,487
Accounting, legal & consulting expenses	1,019	988	909
FDIC insurance	1,527	1,130	598
Directors' fees	650	686	634
Other operating expenses	11,208	10,927	11,426
	$ 93,109	85,492	76,479

(11) **_Income Taxes_**

The components of the net deferred tax asset at December 31, 2022 and 2021 were as follows:

	In Thousands	
	2022	**2021**
Deferred tax asset:		
Federal	$ 40,690	11,604
State	13,095	3,613
	53,785	15,217
Deferred tax liability:		
Federal	(1,850)	(1,822)
State	(612)	(603)
	(2,462)	(2,425)
Net deferred tax asset	$ 51,323	12,792

(11) _**Income Taxes, Continued**_

The tax effects of each type of significant item that gave rise to deferred tax assets (liabilities) at December 31, 2022 and 2021 were:

	In Thousands	
	2022	2021
Financial statement allowance for credit losses in excess of tax allowance	$ 10,128	10,129
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(1,801)	(2,098)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	1,464	1,347
Financial statement income on FHLB stock dividends not recognized for tax purposes	(327)	(327)
Financial statement off-balance sheet exposure allowance for credit losses in excess of tax allowance	1,604	—
Unrealized loss on securities available-for-sale	39,073	2,235
Equity based compensation	1,224	1,028
Other items, net	(42)	478
Net deferred tax asset	$ 51,323	12,792

The components of income tax expense (benefit) at December 31, 2022, 2021 and 2020 are summarized as follows:

	In Thousands		
	Federal	State	Total
2022			
Current	$ 15,096	2,011	17,107
Deferred	(1,565)	(486)	(2,051)
Total	$ 13,531	1,525	15,056
2021			
Current	$ 13,580	2,084	15,664
Deferred	(698)	(234)	(932)
Total	$ 12,882	1,850	14,732
2020			
Current	$ 11,383	1,539	12,922
Deferred	(2,503)	(801)	(3,304)
Total	$ 8,880	738	9,618

A reconciliation of actual income tax expense of $15,056,000, $14,732,000 and $9,618,000 for the years ended December 31, 2022, 2021 and 2020, respectively, to the "expected" tax expense (computed by applying the statutory rate of 21% for 2022, 2021 and 2020 to earnings before income taxes) is as follows:

	In Thousands		
	2022	2021	2020
Computed "expected" tax expense	$ 14,301	13,473	10,103
State income taxes, net of Federal income tax benefit	1,117	1,584	552
Tax exempt interest, net of interest expense exclusion	(274)	(237)	(245)
Earnings on cash surrender value of life insurance	(273)	(205)	(173)
Expenses not deductible for tax purposes	23	12	14
Equity based compensation	(55)	(28)	(6)
Other	217	133	(627)
	$ 15,056	14,732	9,618

Total income tax expense (benefit) for 2022, 2021 and 2020, includes $(423,000), $7,000 and $231,000 of expense (benefit) related to the realized gain and loss on sale of securities, respectively.

As of December 31, 2022, 2021 and 2020 the Company has not accrued or recognized interest or penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

(11)   Income Taxes, Continued

No valuation allowance for deferred tax assets was recorded at December 31, 2022 and 2021 as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income. There were no unrecognized tax benefits during any of the reported periods.

The Company and Wilson Bank file income tax returns in the United States ("U.S."), as well as in the State of Tennessee. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2019. The Company's Federal tax returns have been audited through December 31, 2005 with no changes.

(12)   Commitments and Contingent Liabilities

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's consolidated financial position.

At December 31, 2022 and 2021, respectively, the Company has lines of credit with other correspondent banks totaling $101,208,000 and $74,817,000. At December 31, 2022 and 2021, respectively, there was no balance outstanding under these lines of credit.

The Company also has a Cash Management Advance ("CMA") Line of Credit agreement. The CMA is a component of the Company's Blanket Agreement for advances with the FHLB of Cincinnati. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Company may borrow a maximum of $25,000,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA at December 31, 2022 or December 31, 2021.

(13)   Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands	
	Contract or Notional Amount	
	2022	**2021**
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 1,217,963	1,147,654
Standby letters of credit	118,064	90,929
Total	$ 1,336,027	1,238,583

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments and the present creditworthiness of such counterparties. Such commitments have been made on terms which are competitive in the markets in which the Company operates; thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $118,064,000 at December 31, 2022.

(13) **_Financial Instruments with Off-Balance-Sheet Risk, Continued_**

The following table details activity in the allowance for credit losses on off-balance-sheet credit exposures for the years ended December 31, 2022, 2021 and 2020.

		(In Thousands)	
	2022	**2021**	**2020**
Beginning balance, January 1	$ 955	693	434
Impact of adopting ASC 326	6,195	—	—
Credit loss expense (benefit)	(1,014)	262	259
Ending balance, December 31,	$ 6,136	955	693

The Bank originates residential mortgage loans, sells them to third-party purchasers, and may or may not retain the servicing rights. These loans are originated internally and are primarily to borrowers in the Company's geographic market footprint. These sales are typically to investors that follow guidelines of conventional government sponsored entities ("GSE") and the Department of Housing and Urban Development/U.S. Department of Veterans Affairs ("HUD/VA"). Generally, loans held for sale are underwritten by the Company, including HUD/VA loans. The Bank participates in a mandatory delivery program that requires the Bank to deliver a particular volume of mortgage loans by agreed upon dates. A majority of the Bank's secondary mortgage volume is delivered to the secondary market via mandatory delivery with the remainder done on a best efforts basis. The Bank does not realize any exposure delivery penalties as the mortgage department only bids loans post-closing to ensure that 100% of the loans are deliverable to the investors.

Each purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require the Bank to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties or the loan had an early payoff or payment default, the Bank has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan.

To date, repurchase activity pursuant to the terms of these representations and warranties or due to early payoffs or payment defaults has been insignificant and has resulted in insignificant losses to the Company.

Based on information currently available, management believes that the Bank does not have significant exposure to contingent losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales or for early payoffs or payment defaults of such mortgage loans.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of these claims outstanding at December 31, 2022 will not have a material impact on the Company's consolidated financial statements.

(14) **_Concentration of Credit Risk_**

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of Wilson Bank. The concentrations of credit by type of loan are set forth in note 2 - Loans and Allowance for Credit Losses.

Interest bearing deposits totaling $2,299,000 were deposited with three commercial banks at December 31, 2022. Included in interest bearing deposits is $900,000 of collateral deposits related to our fixed rate loan hedging program deposited with one commercial bank. In addition, the Bank has funds deposited with the FHLB of Cincinnati in the amount of $372,000. Funds deposited with the FHLB of Cincinnati are not insured by the FDIC.

Federal funds sold in the amount of $308,000 were deposited with one commercial bank at December 31, 2022.

(15) **_Employee Benefit Plan_**

Wilson Bank has in effect a 401(k) plan (the "401(k) Plan") which covers eligible employees. To be eligible an employee must have obtained the age of 18. The provisions of the 401(k) Plan provide for both employee and employer contributions. For the years ended December 31, 2022, 2021 and 2020, Wilson Bank contributed $3,309,000, $3,120,000, and $2,926,000, respectively, to the 401(k) Plan.

(16) **_Dividend Reinvestment Plan_**

Under the terms of the Company's dividend reinvestment plan (the "DRIP") holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 250,365 in 2022, 186,583 in 2021 and 180,424 in 2020 were sold to participants under the terms of the DRIP.

(17) *Regulatory Matters and Restrictions on Dividends*

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2022, the Bank and the Company met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is classified as adequately capitalized or lower, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is growth and expansion, and capital restoration plans are required. As of December 31, 2022, and 2021, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and Wilson Bank's actual capital amounts and ratios as of December 31, 2022 and December 31, 2021 are presented in the following tables. The capital conservation buffer of 2.5% is not included in the required minimum ratios of the tables presented below.

	Actual		Minimum Capital Adequacy		For Classification Under Corrective Action Plan as Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2022						
Total capital to risk weighted assets:						
Consolidated	$ 512,025	13.5%	$ 303,440	8.0%	$ 379,300	10.0%
Wilson Bank	509,169	13.4	303,334	8.0	379,168	10.0
Tier 1 capital to risk weighted assets:						
Consolidated	466,076	12.3	227,580	6.0	303,440	8.0
Wilson Bank	463,220	12.2	227,500	6.0	303,333	8.0
Common equity Tier 1 capital to risk weighted assets:						
Consolidated	466,061	12.3	170,685	4.5	N/A	N/A
Wilson Bank	463,205	12.2	170,625	4.5	246,458	6.5
Tier 1 capital to average assets:						
Consolidated	466,076	11.2	166,712	4.0	N/A	N/A
Wilson Bank	463,220	11.1	166,648	4.0	208,310	5.0

	Actual		Minimum Capital Adequacy		For Classification Under Corrective Action Plan as Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2021						
Total capital to risk weighted assets:						
Consolidated	$ 455,813	13.9%	$ 261,404	8.0%	$ 326,755	10.0%
Wilson Bank	452,130	13.8	261,317	8.0	326,646	10.0
Tier 1 capital to risk weighted assets:						
Consolidated	415,226	12.7	196,052	6.0	261,403	8.0
Wilson Bank	411,543	12.6	195,987	6.0	261,316	8.0
Common equity Tier 1 capital to risk weighted assets:						
Consolidated	415,226	12.7	147,039	4.5	N/A	N/A
Wilson Bank	411,543	12.6	146,990	4.5	212,319	6.5
Tier 1 capital to average assets:						
Consolidated	415,226	10.8	154,280	4.0	N/A	N/A
Wilson Bank	411,543	10.7	154,230	4.0	192,787	5.0

(17) *Regulatory Matters and Restrictions on Dividends, Continued*

Dividend Restrictions

The Company and the Bank are subject to dividend restrictions set forth by the Tennessee Department of Financial Institutions and federal banking agencies, as applicable. Additional restrictions may be imposed by the Tennessee Department of Financial Institutions and federal banking agencies under the powers granted to them by law.

(18) *Salary Deferral Plans*

The Company provides some of its officers non-qualified pension benefits through an Executive Salary Continuation Plan ("the Plan") and Supplemental Executive Retirement Plan (SERP) Agreements ("SERP Agreements"). The Plan and SERP Agreements were established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. The Plan and SERP Agreements generally provide executives with benefits of a portion of their salary beginning at retirement through life. As a result, the Company has accrued a liability for future obligations under the Plan and SERP Agreements. At December 31, 2022 and 2021, the liability related to the Plan totaled $1,575,000 and $1,660,000, respectively. At December 31, 2022 and 2021 the liability related to the SERP Agreements totaled $4,026,000 and $3,496,000, respectively. The expense incurred for these plans totaled $789,000, $705,000 and $575,000 for the year ended December 31, 2022, 2021 and 2020, respectively.

The Company has purchased life insurance policies to provide the benefits related to the Plan, which at December 31, 2022 and 2021 had an aggregate cash surrender value of $6,306,000 and $5,669,000, respectively, and an aggregate face value of insurance policies in force of $16,377,000 and $15,497,000, respectively. The life insurance policies remain the sole property of the Company and are payable to the Company.

The Company has also purchased bank owned life insurance policies on some of its officers. The insurance policies remain the sole property of the Company and are payable to the Company. The cash surrender value of the life insurance contracts totaled $51,701,000 and $40,536,000 and the face amount of the insurance policies in force approximated $121,634,000 and $98,879,000 at December 31, 2022 and 2021, respectively.

The Company has also purchased Flexible Premium Indexed Deferred Annuity Contracts ("Annuity Contracts") to provide benefits related to the SERP Agreements. The Annuity Contracts remain the sole property of the Company and are payable to the Company. Included in other assets at December 31, 2022 and 2021 are the Annuity Contracts with an aggregate value of $24,135,000 and $23,861,000, respectively.

(19) *Equity Incentive Plan*

In April 2009, the Company's shareholders approved the Wilson Bank Holding Company 2009 Stock Option Plan (the "2009 Stock Option Plan"). The 2009 Stock Option Plan was effective as of April 14, 2009. Under the 2009 Stock Option Plan, awards could be in the form of options to acquire common stock of the Company. Subject to adjustment as provided by the terms of the 2009 Stock Option Plan, the maximum number of shares of common stock with respect to which awards could be granted under the 2009 Stock Option Plan was 100,000 shares. The 2009 Stock Option Plan terminated on April 13, 2019, and no additional awards may be issued under the 2009 Stock Option Plan. The awards granted under the 2009 Stock Option Plan prior to the Plan's expiration will remain outstanding until exercised or otherwise terminated. As of December 31, 2022, the Company had outstanding 5,476 options under the 2009 Stock Option Plan with a weighted average exercise price of $35.42.

During the second quarter of 2016, the Company's shareholders approved the Wilson Bank Holding Company 2016 Equity Incentive Plan, which authorizes awards of up to 750,000 shares of common stock. The 2016 Equity Incentive Plan was approved by the Board of Directors and effective as of January 25, 2016 and approved by the Company's shareholders on April 12, 2016. On September 26, 2016, the Board of Directors approved an amendment and restatement of the 2016 Equity Incentive Plan (as amended and restated the "2016 Equity Incentive Plan") to make clear that directors who are not also employees of the Company may be awarded stock appreciation rights. The primary purpose of the 2016 Equity Incentive Plan is to promote the interest of the Company and its shareholders by, among other things, (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its subsidiaries and affiliates, (ii) motivating those individuals by means of performance-related incentives to achieve long-range performance goals, (iii) enabling such individuals to participate in the long-term growth and financial success of the Company, (iv) encouraging ownership of stock in the Company by such individuals, and (v) linking their compensation to the long-term interests of the Company and its shareholders. Except for certain limitations, awards can be in the form of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted shares and restricted share units, performance awards and other stock-based awards. As of December 31, 2022, the Company had 245,731 shares remaining available for issuance under the 2016 Equity Incentive Plan. As of December 31, 2022, the Company had outstanding under the 2016 Equity Incentive Plan 238,362 stock options with a weighted average exercise price of $56.21 and 170,940 cash-settled stock appreciation rights with a weighted average exercise price of $54.26.

As of December 31, 2022, under all of its equity incentive plans, the Company had outstanding 243,838 stock options with a weighted average exercise price of $55.74 and 170,940 cash-settled stock appreciation rights with a weighted average exercise price of $54.26. Included in other liabilities at December 31, 2022 and 2021 were $3,020,000 and $2,708,000 in accrued stock appreciation rights, respectively.

(19) **_Equity Incentive Plan, Continued_**

The fair value of each stock option and cash-settled SAR grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2022, 2021 and 2020:

	2022	2021	2020
Expected dividends	1.85%	1.53%	1.56%
Expected term (in years)	7.78	9.13	7.38
Expected stock price volatility	37%	36%	31%
Risk-free rate	3.03%	1.45%	0.52%

The expected stock price volatility is based on historical volatility adjusted for consideration of other relevant factors. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield and forfeiture rate assumptions are based on the Company's history and expectation of dividend payouts and forfeitures.

A summary of the stock option and cash-settled SAR activity for 2022, 2021 and 2020 is as follows:

	2022		2021		2020	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	357,254	$ 50.18	284,591	$ 43.71	273,039	$ 41.19
Granted	117,665	64.13	121,830	61.48	43,833	55.72
Exercised	(58,841)	43.27	(48,867)	40.76	(24,881)	37.84
Forfeited or expired	(1,300)	45.50	(300)	37.60	(7,400)	41.70
Outstanding at end of year	414,778	$ 55.13	357,254	$ 50.18	284,591	$ 43.71
Options and cash-settled SARs exercisable at year end	167,918	$ 46.09	159,560	$ 41.93	151,695	$ 40.89

The weighted average fair value at the grant date of options and cash-settled SARs granted during the years 2022, 2021 and 2020 was $22.64, $22.10 and $14.92, respectively. The total intrinsic value of options and cash-settled SARs exercised during the years 2022, 2021 and 2020 was $1,310,000, $962,000 and $463,000, respectively.

The following table summarizes information about outstanding and exercisable stock options and cash-settled SARs at December 31, 2022:

	Options and Cash-Settled SARs Outstanding			Options and Cash-Settled SARs Exercisable		
Range of Exercise Prices	**Number Outstanding at 12/31/22**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term (In Years)**	**Number Outstanding at 12/31/22**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term (In Years)**
$32.81 - $51.00	132,266	$ 41.55	4.00	123,166	$ 41.33	3.96
$51.25 - $66.70	282,512	$ 61.49	8.48	44,752	$ 59.09	7.00
	414,778			167,918		
Aggregate intrinsic value (in thousands)	$ 5,275			$ 3,658		

As of December 31, 2022, there was $4,766,000 of total unrecognized cost related to non-vested share-based compensation arrangements granted under the Company's equity incentive plans. The cost is expected to be recognized over a weighted-average period of 3.70 years.

(19) _**Equity Incentive Plan, Continued**_

A summary of restricted stock shares activity is as follows:

	Restricted Stock Shares	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2021	1,250 $	62.10
Granted	450	66.70
Vested	(625)	62.10
Forfeited	—	—
Outstanding at December 31, 2022	1,075 $	64.03

The shares vest over various time periods. As of December 31, 2022, there was $60,000 of unrecognized compensation cost related to non-vested restricted share awards. The cost is expected to be charged over a weighted-average period of 1.79 years for the restricted stock share awards. As of December 31, 2022, the fair value of share awards vested totaled $42,000.

(20) _**Earnings Per Share**_

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of the components comprising basic and diluted earnings per share ("EPS"):

	Years Ended December 31,		
	2022	**2021**	**2020**
Basic EPS Computation:			
Numerator – Earnings available to common stockholders	$ 53,042	49,426	38,492
Denominator – Weighted average number of common shares outstanding	11,377,617	11,131,897	10,927,065
Basic earnings per common share	$ 4.66	4.44	3.52
Diluted EPS Computation:			
Numerator – Earnings available to common stockholders	$ 53,042	49,426	38,492
Denominator – Weighted average number of common shares outstanding	11,377,617	11,131,897	10,927,065
Dilutive effect of stock options and restricted stock shares	31,307	31,059	26,681
	11,408,924	11,162,956	10,953,746
Diluted earnings per common share	$ 4.65	4.43	3.51

(21) _**Derivatives**_

**Derivatives Designated as Fair Value Hedges**

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate loans. The hedging strategy on loans converts the fixed interest rates to LIBOR-based variable interest rates, though in 2023, such LIBOR-based variable interest rates will transition to SOFR-based variable rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the maturity dates of the hedged loans.

During the second quarter of 2020, the Company entered into one swap transaction with a notional amount of $30,000,000 pursuant to which the Company pays the counter-party a fixed interest rate and receives a floating rate equal to 1 month LIBOR. The derivative transaction is designated as a fair value hedge.

(21) *Derivatives, Continued*

A summary of the Company's fair value hedge relationships as of December 31, 2022 and December 31, 2021 are as follows (in thousands):

December 31, 2022

	Balance Sheet Location	Weighted Average Remaining Maturity (In Years)	Weighted Average Pay Rate	Receive Rate	Notional Amount	Estimated Fair Value
Interest rate swap agreements - loans	Other assets	7.42	0.65%	1 month LIBOR $	30,000	4,520

December 31, 2021

	Balance Sheet Location	Weighted Average Remaining Maturity (In Years)	Weighted Average Pay Rate	Receive Rate	Notional Amount	Estimated Fair Value
Interest rate swap agreements - loans	Other assets	8.42	0.65%	1 month LIBOR $	30,000	1,192

The effects of fair value hedge relationships reported in interest income on loans on the consolidated statements of income for the twelve months ended December 31, 2022 and 2021 were as follows (in thousands):

	Twelve Months Ended December 31,	
Gain (loss) on fair value hedging relationship	**2022**	**2021**
Interest rate swap agreements - loans:		
Hedged items	$ (3,265)	(1,125)
Derivative designated as hedging instruments	3,328	1,243

The following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges at December 31, 2022 and December 31, 2021 (in thousands):

	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets	
Line item on the balance sheet	**December 31, 2022**	**December 31, 2021**	**December 31, 2022**	**December 31, 2021**
Loans	$ 25,452	28,717	(4,548)	(1,283)

Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. At December 31, 2022 and December 31, 2021, the Company had approximately $6,923,000 and $20,340,000, respectively, of interest rate lock commitments and approximately $6,250,000 and $20,500,000, respectively, of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by derivative assets of $123,000 and $657,000 and derivative assets of $62,000 and $6,000, respectively, at December 31, 2022 and December 31, 2021. Changes in the fair values of these mortgage-banking derivatives are included in net gains on sale of loans.

(21)   _Derivatives, Continued_

The net gains (losses) relating to free-standing derivative instruments used for risk management is summarized below:

	In Thousands	
	2022	**2021**
Interest rate contracts for customers	$ (535)	(57)
Forward contracts related to mortgage loans held for sale and interest rate contracts	56	163

The following table reflects the amount and fair value of mortgage banking derivatives included in the consolidated balance sheet as of December 31, 2022 and December 31, 2021:

	In Thousands			
	2022		**2021**	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Included in other assets (liabilities):				
Interest rate contracts for customers	$ 6,923	123	20,340	657
Forward contracts related to mortgage loans held-for-sale	6,250	62	20,500	6

(22)   _Disclosures About Fair Value of Financial Instruments_

Fair Value of Financial Instruments

FASB ASC 820, _Fair Value Measurements and Disclosures ("ASC 820")_, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

- Level 2 - inputs to the valuation methodology include all prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Asset

Securities available-for-sale - Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy. Quarterly we will validate prices supplied by our third party vendor by comparison to prices obtained from third parties.

Hedged loans - The fair value of our hedged loan portfolio is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction.

(22) **_Disclosures About Fair Value of Financial Instruments, Continued_**

Collateral dependent loans - Collateral dependent loans are measured at the fair value of the collateral securing the loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the valuation hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Other real estate owned - Other real estate owned ("OREO") represents real estate foreclosed upon by the Company through loan defaults by customers or acquired in lieu of foreclosure. Upon acquisition, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for credit losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest income. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market inputs into the determination of fair value. Appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Mortgage loans held for sale - Mortgage loans held for sale are carried at fair value, and are classified within Level 2 of the valuation hierarchy. The fair value of mortgage loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan.

Derivative instruments - The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Other investments - Included in other investments are investments recorded at fair value primarily in certain nonpublic investments and funds. The valuation of these nonpublic investments requires management judgment due to the absence of observable quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties. These investments are included in Level 3 of the valuation hierarchy if the entities and funds are not widely traded and the underlying investments are in privately-held and/or start-up companies for which market values are not readily available.

The following tables present the financial instruments carried at fair value as of December 31, 2022 and December 31, 2021, by caption on the consolidated balance sheet and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

		Measured on a Recurring Basis		
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2022				
Hedged Loans	$ 25,452	—	25,452	—
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agencies	6,497	6,497	—	—
U.S. Government sponsored enterprises	145,212	—	145,212	—
Mortgage-backed securities	444,438	—	444,438	—
Asset-backed securities	45,250	—	45,250	—
Corporate bonds	2,403	—	2,403	—
State and municipal securities	179,012	—	179,012	—
Total investment securities available-for-sale	822,812	6,497	816,315	—
Mortgage loans held for sale	3,355	—	3,355	—
Derivative instruments	4,705	—	4,705	—
Other investments	1,965	—	—	1,965
Total assets	$ 858,289	6,497	849,827	1,965
Derivative instruments	$ —	—	—	—
Total liabilities	$ —	—	—	—

WILSON BANK HOLDING COMPANY
Notes to Consolidated Financial Statements, Continued
December 31, 2022, 2021 and 2020

(22) _Disclosures About Fair Value of Financial Instruments, Continued_

		Measured on a Recurring Basis		
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2021				
Hedged Loans	$ 28,717	—	28,717	—
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agencies	7,221	7,221	—	—
U.S. Government sponsored enterprises	159,230	—	159,230	—
Mortgage-backed securities	461,777	—	461,777	—
Asset-backed securities	46,713	—	46,713	—
Corporate bonds	2,575	—	2,575	—
State and municipal securities	220,069	—	220,069	—
Total investment securities available-for-sale	897,585	7,221	890,364	—
Mortgage loans held for sale	11,843	—	11,843	—
Derivative instruments	1,855	—	1,855	—
Other investments	2,034	—	—	2,034
Total assets	$ 942,034	7,221	932,779	2,034
Derivative instruments	$ —	—	—	—
Total liabilities	$ —	—	—	—

		Measured on a Non-Recurring Basis		
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2022				
Other real estate owned	$ —	—	—	—
Collateral dependent loans [1]	638	—	—	638
Total	$ 638	—	—	638
December 31, 2021				
Other real estate owned	$ —	—	—	—
Impaired loans, net [1]	668	—	—	668
Total	$ 668	—	—	668

[1]   As of December 31, 2022 no valuation allowance was recorded on collateral dependent loans. As of December 31, 2021 no valuation allowance was recorded on impaired loans.

(22) *Disclosures About Fair Value of Financial Instruments, Continued*

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which we have utilized Level 3 inputs to determine fair value at December 31, 2022 and 2021:

	Valuation Techniques (2)	Significant Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	Appraisal	Estimated costs to sell	10%
Other real estate owned	Appraisal	Estimated costs to sell	10%

(1) *The fair value is generally determined through independent appraisals of the underlying collateral, which may include Level 3 inputs that are not identifiable, or by using the discounted cash flow method if the loan is not collateral dependent.*

In the case of its investment securities portfolio, the Company monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the twelve months ended December 31, 2022, there were no transfers between Levels 1, 2 or 3.

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2022 and 2021 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	For the Year Ended December 31,	
	2022	**2021**
	Other Assets	**Other Assets**
Fair value, January 1	$ 2,034	$ —
Total realized gains (losses) included in income	(69)	34
Change in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at December 31	—	—
Purchases, issuances and settlements, net	—	2,000
Transfers out of Level 3	—	—
Fair value, December 31	$ 1,965	$ 2,034
Total realized gains (losses) included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31	$ (69)	$ 34

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and borrower creditworthiness. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2022 and December 31, 2021. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Loans - The fair value of our loan portfolio includes a credit risk factor in the determination of the fair value of our loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. Our loan portfolio is initially fair valued using a segmented approach. We divide our loan portfolio into the following categories: variable rate loans, collateral dependent loans and all other loans. The results are then adjusted to account for credit risk.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for collateral dependent loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.

Mortgage servicing rights - The fair value of servicing rights is based on the present value of estimated future cash flows of mortgages sold, stratified by rate and maturity date. Assumptions that are incorporated in the valuation of servicing rights include assumptions about prepayment speeds on mortgages and the cost to service loans.

(22) **_Disclosures About Fair Value of Financial Instruments, Continued_**

Deposits and Federal Home Loan Bank advances - Fair values for deposits and Federal Home Loan Bank advances are estimated using discounted cash flow models, using current market interest rates offered on deposits with similar remaining maturities.

Off-balance sheet instruments - The fair values of the Company's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value to the Company until such commitments are funded.

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of the Company's financial instruments at December 31, 2022 and December 31, 2021. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization.

(in Thousands)	Carrying/Notional Amount	Estimated Fair Value (¹)	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2022					
Financial assets:					
Cash and cash equivalents	$ 104,789	104,789	104,789	—	—
Loans, net	3,088,344	2,992,161	—	—	2,992,161
Mortgage servicing rights	1,065	1,252	—	1,252	—
Financial liabilities:					
Deposits	3,892,705	3,210,581	—	—	3,210,581
December 31, 2021					
Financial assets:					
Cash and cash equivalents	$ 453,418	453,418	453,418	—	—
Loans, net	2,444,282	2,439,539	—	—	2,439,539
Financial liabilities:					
Deposits	3,555,071	3,227,520	—	—	3,227,520

(1) Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

WILSON BANK HOLDING COMPANY
Notes to Consolidated Financial Statements, Continued
December 31, 2022, 2021 and 2020

(23) *Wilson Bank Holding Company -*
         Parent Company Financial Information

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Balance Sheets
December 31, 2022 and 2021

		Dollars In Thousands	
		2022	2021
ASSETS			
Cash	$	4,241 *	5,113 *
Investment in wholly-owned commercial bank subsidiary		357,596 *	410,034 *
Deferred income taxes		1,223	1,028
Refundable income taxes		538	362
Total assets	$	363,598	416,537
LIABILITIES AND STOCKHOLDERS' EQUITY			
Other liabilities	$	3,146	2,820
Total liabilities		3,146	2,820
Stockholders' equity:			
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 11,472,181 and 11,201,504 shares issued and outstanding, respectively		22,944	22,403
Additional paid-in capital		122,298	105,177
Retained earnings		325,625	292,452
Noncontrolling interest in consolidated subsidiary		15	—
Accumulated other comprehensive losses, net of taxes of $39,073 and $2,235, respectively		(110,430)	(6,315)
Total stockholders' equity		360,452	413,717
Total liabilities and stockholders' equity	$	363,598	416,537

*   Eliminated in consolidation.

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Statements of Earnings
Three Years Ended December 31, 2022

		Dollars In Thousands		
		2022	**2021**	**2020**
Income:				
Dividends from commercial bank subsidiary	$	4,200	4,300	5,000
Other income		—	—	61
		4,200	4,300	5,061
Expenses:				
Directors' fees		355	341	335
Other		2,187	1,575	1,264
		2,542	1,916	1,599
Income before Federal income tax benefits and equity in undistributed earnings of Wilson Bank		1,658	2,384	3,462
Federal income tax benefits		733	475	471
		2,391	2,859	3,933
Equity in undistributed earnings of Wilson Bank		50,651 *	46,567 *	34,559 *
Net earnings	$	53,042	49,426	38,492

*   Eliminated in consolidation.

(23) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2022
Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net earnings	$ 53,042	49,426	38,492
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiary	(54,851)	(50,867)	(39,559)
Decrease (increase) in refundable income taxes	(176)	(120)	(110)
Increase in deferred taxes	(195)	(174)	(229)
Share based compensation expense	1,866	1,428	1,180
Increase in other liabilities	14	113	—
Total adjustments	(53,342)	(49,620)	(38,718)
Net cash used in operating activities	(300)	(194)	(226)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiary	4,200	4,300	5,000
Net cash provided by investing activities	4,200	4,300	5,000
Cash flows from financing activities:			
Payments made to stock appreciation rights holders	(644)	(515)	(53)
Dividends paid	(20,880)	(14,909)	(13,013)
Proceeds from sale of stock pursuant to dividend reinvestment plan	16,117	11,188	10,056
Proceeds from exercise of stock options	635	862	718
Net cash used in financing activities	(4,772)	(3,374)	(2,292)
Net increase (decrease) in cash and cash equivalents	(872)	732	2,482
Cash and cash equivalents at beginning of year	5,113	4,381	1,899
Cash and cash equivalents at end of year	$ 4,241	5,113	4,381

(24) *Quarterly Financial Data (Unaudited)*

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

(In Thousands, except per share data)

	2022				2021				2020			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 44,920	42,024	37,097	33,499	$ 33,810	33,719	31,570	30,742	$ 30,351	30,961	31,569	30,087
Interest expense	7,855	3,894	2,240	2,144	2,507	2,840	3,031	3,258	4,189	4,324	4,510	5,196
Net interest income	37,065	38,130	34,857	31,355	31,303	30,879	28,539	27,484	26,162	26,637	27,059	24,891
Provision for credit losses	2,596	2,543	1,625	1,892	131	130	55	827	3,065	1,038	4,124	1,469
Earnings before income taxes	15,342	19,706	18,484	14,544	17,512	17,405	14,449	14,792	10,771	14,669	11,313	11,357
Net earnings attributable to Wilson Bank Holding Company	12,340	15,190	14,139	11,373	13,801	13,342	11,139	11,144	8,902	11,532	9,027	9,031
Basic earnings per common share	1.08	1.33	1.25	1.01	1.23	1.19	1.00	1.01	0.81	1.05	0.83	0.83
Diluted earnings per common share	1.07	1.33	1.24	1.00	1.23	1.19	1.00	1.00	0.81	1.05	0.83	0.83

(25) **_Revenue from Contracts with Customers_**

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income. The following table presents the Company's sources of non-interest income for the periods presented. Items outside the scope of ASC Topic 606 are noted as such.

	Years ended December 31,		
	2022	**2021**	**2020**
	(dollars in thousands)		
Fees and gains on sales of mortgage loans(1)	$ 2,973	$ 9,997	$ 9,560
Service charges on deposits	7,382	6,137	5,659
Debit and credit card interchange income, net	8,416	7,783	5,842
Brokerage income	6,929	6,368	4,837
BOLI and annuity earnings(1)	1,346	1,109	959
Security gain (loss), net(1)	(1,620)	28	882
Other non-interest income	1,994	1,428	2,056
Total non-interest income	$ 27,420	$ 32,850	$ 29,795

 (1)Not within the scope of ASC Topic 606.

A description of the Company's revenue streams accounted for under ASC Topic 606 follows:

Service charges on deposit accounts - The Company earns fees on its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM usage fees, stop payment charges, statement rendering, and ACH fees are recognized at the time the transaction is executed and the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Account maintenance fees are recognized in the same month the Company earns and satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Debit and credit card interchange income, net - The Company earns interchange fees from debit and credit cardholder transactions conducted through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Certain expenses directly associated with the debit and credit cards are recorded on a net basis with the interchange income.

Brokerage income - The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a bi-monthly basis based upon customer activity for the month. The fees are recognized monthly when the Company satisfies the performance obligation. Because the Company (1) acts as an agent in arranging the relationship between the customer and third-party service provider and (2) does not control the services rendered to the customer, investment brokerage fees are presented net of related servicing and administration costs.

Get to know our Board of Directors







Jimmy brings extensive agricultural expertise, having been involved in agricultural-related professions for more than 20 years. He also has extensive experience in making loans and other extensions of credit to agricultural borrowers.

Jimmy Comer
COMERICA ENTERPRISES

Randall remained on the Board after his retirement as WBT's founding CEO in 2019. He brings valuable experience as a banker and is a community leader that is actively involved in a number of community activities.

Randall Clemons
RETIRED WBT CEO

Jack is a founding Board member and brings real estate construction and development experience as the owner of a building enterprise that engages in residential and commercial construction in the WBT market areas.

Jack Bell

DIRECTOR; OWNER — JACK W. BELL BUILDERS, INC.





Will has experience in the real estate industry as a real estate investor in Middle Tennessee. He is also involved in a number of community and public service activities and serves on the Advisory Board of the Rutherford County branches of the Bank.

Will Jordan

REAL ESTATE INVESTOR AND FARMING OPERATION PARTNER

Mike brings business experience in the transportation and paving industry. His experience and knowledge of businesses allows him to offer business insight to the Board of Directors on a wide range of matters impacting the Company's operations.

Mike Maynard

PREVIOUS OWNER, FOUR STAR PAVING



After joining Wilson Bank in 1998, John worked as a commercial lender and then a branch manager. He later returned to the Main Office in a lending role, and eventually served as a regional president before succeeding Elmer Richerson as president in 2018 and Randall Clemons as CEO in 2020.

John McDearman

CEO, WILSON BANK
HOLDING COMPANY



Tony is a founding Board member and his previous experience in sales and contract negotiation in the medical industry gives him insight to board functions and financials that allow him to offer expertise to the Board of Directors on a wide range of matters impacting the Company's operations.

James Anthony Patton

OWNER, C&T FARMS



Elmer remained on the Board in 2018 after serving as the bank's President. He brings experience as a banker and is a valued community leader who is actively involved in a number of community organizations. His extensive knowledge of the Bank's history allows him to provide the Board of Directors with company-specific experience and expertise.

Elmer Richerson

RETIRED WBT PRESIDENT



Clint joined the Board in 2019 and brings experience as a salesman and business owner. His years of experience in the building industry including management, human resources, sales, marketing and advertising allows him to provide the Board of Directors with a wide range of valuable expertise.

Clint Swain

CO-OWNER, FAKES & HOOKER



With more than 30 years of experience, Deborah has excellent relationships with the media which includes reporters, editors, news directors, bloggers, news producers and community leaders in non-profit, for-profit and government entities. Deborah and her firm have been involved with numerous successful projects that required building community awareness to generate positive responses.

Deborah Varallo

OWNER, VARALLO PUBLIC
RELATIONS

Executive Management



John McDearman
Chief Executive Officer



John Foster
President



Curt Baker
*SVP/Lebanon Market
Leader*



Damon Bates
*SVP/Investment Center
Manager*



Patrick Carrin
SVP/Mortgage Director



Chad Colwell
*SVP/Dekalb and Smith
County Market Leader*



Rachel Fisher
SVP/Chief Risk Officer



Doug Gold
*SVP/Commercial
Lender & Community
Development Leader*



John Goodman
SVP/Regional President



Mac Griffin
SVP/Regulatory



Kayla Hawkins
SVP/Reporting Manager



Andy Jakes
SVP/Regional President



Westley James
SVP/Commercial Lending



Stephen Jaquish
*SVP/Chief Information
Officer*



Scott Jasper
EVP/Chief Retail Officer



Clark Oakley
EVP/Chief Operating Officer



Lisa Pominski
EVP/Chief Financial Officer



Taylor Walker
EVP/Chief Credit Officer



Kelly Purdue
SVP/Commercial Lending



Kevin Sanders
SVP/West Wilson Market Leader



Paul Shearer
SVP/Credit Administration



Vickie Shrum
SVP/Human Resources Director



Wes Taylor
SVP/Consumer and Small Business Lending



Price Thompson
SVP/General Counsel



Amelia Vance
SVP/Support and Service



wilsonbank.com



Wilson Bank and Trust has 31 banking locations throughout Tennessee

Wilson County

Main Office
623 West Main Street
Lebanon, TN 37087
(615) 444-BANK (2265)

1444 Baddour Pkwy. W.
Lebanon, TN 37087
(615) 444-7560

1130 Castle Heights Ave. N.
Lebanon, TN 37087
(615) 443-0492

440 Hwy. 109 N.
Lebanon, TN 37090
(615) 453-1086

200 Tennessee Blvd.
Lebanon, TN 37087
(615) 443-6178

615 S. Cumberland St.
Lebanon, TN 37087
(615) 443-6293

1476 N. Mt. Juliet Rd.
Mt. Juliet, TN 37122
(615) 754-0600

8875 Stewarts Ferry Pike
Gladeville, TN 37071
(615) 443-6522

11835 Lebanon Rd.
Mt. Juliet, TN 37122
(615) 773-7841

709 S. Mt. Juliet Rd.
Mt. Juliet, TN 37122
(615) 773-7900

402 Public Square
Watertown, TN 37184
(615) 237-3302

Davidson County

2930 West End Ave.
Nashville, TN 37203
(615) 600-0700

217 Donelson Pike
Nashville, TN 37214
(615) 232-5925

4736 Andrew Jackson Pkwy.
Hermitage, TN 37076
(615) 885-0040

DeKalb County

576 W. Broad St.
Smithville, TN 37166
(615) 597-4663

306 Brush Creek Rd.
Alexandria, TN 37012
(615) 529-4663

Hamilton County

Chattanooga- Loan
Production Office
1300 Broad Street Suite 200B
Chattanooga, TN 37402
(423) 671-7216

Putnam County

320 S. Jefferson Ave.
Cookeville, TN 38501
(931) 528-4928

Rutherford County

4195 Franklin Rd.
Murfreesboro, TN 37128
(615) 904-6340

3110 Memorial Blvd.
Murfreesboro, TN 37129
(615) 904-6350

710 N.W. Broad St.
Murfreesboro, TN 37129
(615) 867-7777

2640 S. Church St.
Murfreesboro, TN 37127
(615) 904-6330

210 Commerce Dr.
Smyrna, TN 37167
(615) 904-6300

Smith County

1300 Main St. N.
Carthage, TN 37030
(615) 735-3990

7 New Middleton Hwy.
Gordonsville, TN 38563
(615) 683-3990

Sumner County

455 West Main St.
Gallatin, TN 37066
(615) 442-1470

175 East Main St.
Hendersonville, TN 37075
(615) 447-2990

1630 Nashville Pike
Suite 100
Gallatin, TN 37066
(615) 442-1480

Trousdale County

127 McMurry Blvd.
Hartsville, TN 37074
(615) 374-4133

Williamson County

9200 Carothers Pkwy.
Suite 108
Franklin, TN 37067
(615) 600-0928

5029 Harpeth Drive
Brentwood, TN 37027
(615) 695-8880

WILSON
BANK HOLDING CO.

623 West Main Street | Lebanon, Tennessee 37087 | (615) 444-BANK (2265)